Exhibit 99.1

Contents

1 Management's Discussion and Analysis

71 Management's and Auditors' Reports

75 Consolidated Financial Statements

136 Shareholder Information

Management’s Discussion and Analysis

November 10, 2021

BASIS OF PRESENTATION

This Management’s Discussion and Analysis of the Financial Position and Results of Operations (MD&A) is the responsibility of management and has been reviewed and approved by the Board of Directors. This MD&A has been prepared in accordance with the requirements of the Canadian Securities Administrators. The Board of Directors is ultimately responsible for reviewing and approving the MD&A. The Board of Directors carries out this responsibility mainly through its Audit and Risk Management Committee, which is appointed by the Board of Directors and is comprised entirely of independent and financially literate directors.

Throughout this document, CGI Inc. is referred to as “CGI”, “we”, “us”, “our” or “Company”. This MD&A provides information management believes is relevant to an assessment and understanding of the consolidated results of operations and financial condition of the Company. This document should be read in conjunction with the audited consolidated financial statements and the notes thereto for the years ended September 30, 2021 and 2020. CGI’s accounting policies are in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). All dollar amounts are in Canadian dollars unless otherwise noted.

MATERIALITY OF DISCLOSURES

This MD&A includes information we believe is material to investors. We consider something to be material if it results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares, or if it is likely that a reasonable investor would consider the information to be important in making an investment decision.

FORWARD-LOOKING STATEMENTS

This MD&A contains “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable United States safe harbours. All such forward-looking information and statements are made and disclosed in reliance upon the safe harbour provisions of applicable Canadian and United States securities laws. Forward-looking information and statements include all information and statements regarding CGI’s intentions, plans, expectations, beliefs, objectives, future performance, and strategy, as well as any other information or statements that relate to future events or circumstances and which do not directly and exclusively relate to historical facts. Forward-looking information and statements often but not always use words such as “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, “predict”, “project”, “aim”, “seek”, “strive”, “potential”, “continue”, “target”, “may”, “might”, “could”, “should”, and similar expressions and variations thereof. These information and statements are based on our perception of historic trends, current conditions and expected future developments, as well as other assumptions, both general and specific, that we believe are appropriate in the circumstances. Such information and statements are, however, by their very nature, subject to inherent risks and uncertainties, of which many are beyond the control of the Company, and which give rise to the possibility that actual results could differ materially from our expectations expressed in, or implied by, such forward-looking information or forward-looking statements. These risks and uncertainties include but are not restricted to: risks related to the market such as the level of business activity of our clients, which is affected by economic and political conditions, other external risks (such as pandemics) and our ability to negotiate new contracts; risks related to our industry such as competition and our ability to attract and retain qualified employees, to develop and expand our services, to penetrate new markets, and to protect our intellectual property rights; risks related to our business such as risks associated with our growth strategy, including the integration of new operations, financial and operational risks inherent in worldwide operations, foreign exchange risks, income tax laws and other tax programs, our ability to negotiate favourable contractual terms, to deliver our services and to collect receivables, the reputational and financial risks attendant to cybersecurity breaches and other incidents, and financial risks such as liquidity needs and requirements, maintenance of financial ratios, and changes in creditworthiness and credit ratings; as well as other risks identified or incorporated by reference in this MD&A and in other

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MANAGEMENT’S DISCUSSION AND ANALYSIS

documents that we make public, including our filings with the Canadian Securities Administrators (on SEDAR at www.sedar.com) and the U.S. Securities and Exchange Commission (on EDGAR at www.sec.gov). For a discussion of risks in response to the coronavirus (COVID-19) pandemic, see Pandemic risks in section 10.1.1. of the present document. Unless otherwise stated, the forward-looking information and statements contained in this MD&A are made as of the date hereof and CGI disclaims any intention or obligation to publicly update or revise any forward-looking information or forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. While we believe that our assumptions on which these forward-looking information and forward-looking statements are based were reasonable as at the date of this MD&A, readers are cautioned not to place undue reliance on these forward-looking information or statements. Furthermore, readers are reminded that forward-looking information and statements are presented for the sole purpose of assisting investors and others in understanding our objectives, strategic priorities and business outlook as well as our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. Further information on the risks that could cause our actual results to differ significantly from our current expectations may be found in section 10 - Risk Environment, which is incorporated by reference in this cautionary statement. We also caution readers that the risks described in the previously mentioned section and in other sections of this MD&A are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial could also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation.

NON-GAAP AND KEY PERFORMANCE MEASURES

The reader should note that the Company reports its financial results in accordance with IFRS. However, we use a combination of financial measures, ratios, and non-GAAP measures to assess the Company’s performance. The non-GAAP measures used in this MD&A do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS.

The table below summarizes our non-GAAP measures and most relevant key performance measures:

Profitability

Adjusted EBIT (non-GAAP) – is a measure of earnings excluding acquisition-related and integration costs, restructuring costs, net finance costs and income tax expense. Management believes this measure is useful to investors as it best reflects the performance of the Company’s activities and allows for better comparability from period to period as well as to trend analysis. A reconciliation of the adjusted EBIT to its closest IFRS measure can be found in section 3.7. of the present document.

Adjusted EBIT margin (non-GAAP) – is obtained by dividing our adjusted EBIT by our revenue. Management believes this measure is useful to investors as it best reflects the performance of its activities and allows for better comparability from period to period as well as to trend analysis. A reconciliation of the adjusted EBIT to its closest IFRS measure can be found in section 3.7. of the present document.

Net earnings – is a measure of earnings generated for shareholders.

Net earnings margin (non-GAAP) – is obtained by dividing our net earnings by our revenues. Management believes a percentage of revenue measure is meaningful for better comparability from period to period.

Diluted earnings per share (diluted EPS) – is a measure of net earnings generated for shareholders on a per share basis, assuming all dilutive elements are exercised. Please refer to note 21 of our audited consolidated financial statements for additional information on earnings per share.

Net earnings excluding specific items (non-GAAP) – is a measure of net earnings excluding acquisition-related and integration costs, restructuring costs and tax adjustments. Management believes this measure is useful to investors as it best reflects the Company’s performance and allows for better comparability from period to period. A reconciliation of the net earnings excluding specific items to its closest IFRS measure can be found in section 3.8.3. of the present document.

Net earnings margin excluding specific items (non-GAAP) – is obtained by dividing our net earnings excluding acquisition-related and integration costs, restructuring costs and tax adjustments by our revenues. Management believes this measure is useful to investors as it best reflects the Company’s performance and allows for better comparability from period to period. A reconciliation of the net earnings excluding specific items to its closest IFRS measure can be found in section 3.8.3. of the present document.

Diluted earnings per share excluding specific items (non-GAAP) – is defined as the net earnings excluding specific items on a per share basis. Management believes that this measure is useful to investors as it best reflects the Company’s performance on a per share basis and allows for better comparability from period to period. The diluted earnings per share reported in accordance with IFRS can be found in section 3.8. of the present document while the basic and diluted earnings per share excluding specific items can be found in section 3.8.3. of the present document.

Effective tax rate excluding specific items (non-GAAP) - is obtained by dividing income tax expense, excluding tax deductions on acquisition-related and integration costs and restructuring costs and tax adjustments, by earnings before income taxes excluding specific items. Management believes that this measure allows for better comparability from period to period. A reconciliation of the effective tax rate excluding specific items to its closest IFRS measure can be found in section 3.8.3. of the present document.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Liquidity

Cash provided by operating activities – is a measure of cash generated from managing our day-to-day business operations. Management believes strong operating cash flow is indicative of financial flexibility, allowing us to execute the Company’s strategy.

Days sales outstanding (DSO) (non-GAAP) – is the average number of days needed to convert our trade receivables and work in progress into cash. DSO is obtained by subtracting deferred revenue from trade accounts receivable and work in progress; the result is divided by our most recent quarter’s revenue over 90 days. Management tracks this metric closely to ensure timely collection and healthy liquidity. Management believes this measure is useful to investors as it demonstrates the Company’s ability to timely convert its trade receivables and work in progress into cash.

Growth

Constant currency growth (non-GAAP) – is a measure of revenue growth before foreign currency translation impacts. This growth is calculated by translating current period results in local currency using the conversion rates in the equivalent period from the prior year. Management believes that it is helpful to adjust revenue to exclude the impact of currency fluctuations to facilitate period-to-period comparisons of business performance and that this measure is useful to investors for the same reason.

Backlog (non-GAAP) – includes new contract wins, extensions and renewals (bookings (non-GAAP)), adjusted for the backlog consumed during the period as a result of client work performed, cancellation and the impact of foreign currencies to our existing contracts. Bookings and backlog incorporate estimates from management that are subject to change. Management tracks this measure as it is a key indicator of our best estimate of contracted revenue to be realized in the future and believes that this measure is useful to investors for the same reason.

Book-to-bill ratio (non-GAAP) – is a measure of the proportion of the value of our bookings to our revenue in the period. This metric allows management to monitor the Company’s business development efforts to ensure we grow our backlog and our business over time and management believes that this measure is useful to investors for the same reason. Management’s objective is to maintain a target ratio greater than 100% over a trailing twelve-month period. Management believes that monitoring the Company’s bookings over a longer period is a more representative measure as the services and contract type, size and timing of bookings could cause this measurement to fluctuate significantly if taken for only a three-month period.

Capital Structure

Net debt (non-GAAP) – is obtained by subtracting from our debt and lease liabilities, our cash and cash equivalents, short-term investments, long-term investments and adjusting for fair value of foreign currency derivative financial instruments related to debt. Management uses the net debt metric to monitor the Company’s financial leverage and believes that this metric is useful to investors as it provides insight into its financial strength. A reconciliation of net debt to its closest IFRS measure can be found in section 4.5. of the present document.

Net debt to capitalization ratio (non-GAAP) – is a measure of our level of financial leverage and is obtained by dividing the net debt by the sum of shareholder’s equity and net debt. Management uses the net debt to capitalization ratio to monitor the proportion of debt versus capital used to finance the Company’s operations and to assess its financial strength. Management believes that this metric is useful to investors for the same reasons.

Return on equity (ROE) (non-GAAP) – is a measure of the rate of return on the ownership interest of our shareholders and is calculated as the proportion of net earnings for the last 12 months over the last four quarters’ average shareholder’s equity. Management looks at ROE to measure its efficiency at generating net earnings for the Company’s shareholders and how well the Company uses the invested funds to generate net earnings growth and believes that this measure is useful to investors for the same reasons.

Return on invested capital (ROIC) (non-GAAP) – is a measure of the Company’s efficiency at allocating the capital under its control to profitable investments and is calculated as the proportion of the net earnings excluding net finance costs after-tax for the last 12 months, over the last four quarters’ average invested capital, which is defined as the sum of shareholder’s’ equity and net debt. Management examines this ratio to assess how well it is using its funds to generate returns and believes that this measure is useful to investors for the same reason.

REPORTING SEGMENTS

The Company is managed through nine operating segments, namely: Western and Southern Europe (primarily France and Portugal); United States (U.S.) Commercial and State Government; Canada; U.S. Federal; United Kingdom (U.K.) and Australia; Central and Eastern Europe (primarily Germany and the Netherlands); Scandinavia; Finland, Poland and Baltics; and Asia Pacific Global Delivery Centers of Excellence (mainly India and Philippines) (Asia Pacific). Please refer to sections 3.4., 3.6., 5.4. and 5.5. of the present document and to note 28 of our audited consolidated financial statements for additional information on our segments.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

MD&A OBJECTIVES AND CONTENTS

In this document, we:

•	Provide a narrative explanation of the audited consolidated financial statements through the eyes of management;

•	Provide the context within which the audited consolidated financial statements should be analyzed, by giving enhanced disclosure about the dynamics and trends of the Company’s business; and

•	Provide information to assist the reader in ascertaining the likelihood that past performance may be indicative of future performance.

In order to achieve these objectives, this MD&A is presented in the following main sections:

Section		Contents		Pages

5.	Fourth Quarter Results	5.1.	Bookings and Book-to-Bill Ratio	36
		5.2.	Foreign Exchange	37

		5.3.	Revenue Distribution	38

		5.4.	Revenue by Segment	39

		5.5.	Adjusted EBIT by Segment	42

		5.6.	Net Earnings and Earnings Per Share	44

		5.7.	Consolidated Statements of Cash Flows	46

6.	Eight Quarter Summary	A summary of the past eight quarters’ key performance measures and a discussion of the factors that could impact our quarterly results.		48

7.	Changes in Accounting Policies	A summary of the accounting standard changes.		50

8.	Critical Accounting Estimates	A discussion of the critical accounting estimates made in the preparation of the audited consolidated financial statements.		52

9.	Integrity of Disclosure	A discussion of the existence of appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable.		55

10.	Risk	10.1.	Risks and Uncertainties	57
	Environment	10.2.	Legal Proceedings	69

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MANAGEMENT’S DISCUSSION AND ANALYSIS

1.	Corporate Overview

1.1. ABOUT CGI

Founded in 1976 and headquartered in Montréal, Canada, CGI is among the largest information technology (IT) and business consulting services firms in the world. The Company delivers a full range of services, including business consulting, strategic IT and systems integration, managed IT and business process services, and intellectual property to help clients accelerate digitization, achieve immediate cost savings, and drive revenue growth. CGI employs approximately 80,000 consultants and professionals worldwide, whom are called members as they are also owners through our Share Purchase Plan.

End-to-end services and solutions

CGI delivers end-to-end services that cover the full spectrum of technology delivery; from digital strategy and architecture to solution design, development, integration, implementation, and operations. Our portfolio encompasses:

i.

Business consulting, strategic IT consulting and systems integration: CGI helps clients define their digital strategy and roadmap, and advance their IT modernization initiatives through an agile, iterative approach that facilitates innovation, connection and optimization of mission-critical systems to deliver enterprise-wide changes.

ii.

Managed IT and business process services: Our clients entrust us with full or partial responsibility for their IT and business functions to help them become more agile and to build resilience into their technology supply chains. In return, we deliver innovation, significant efficiency gains, and cost savings. Typical services in an end-to-end engagement include: application development, integration and maintenance; technology infrastructure management; and business process services, such as collections and payroll management. Managed IT and business process services contracts are long-term in nature, with a typical duration greater than five years, allowing our clients to reinvest savings, alongside CGI, in their digital transformation.

iii.

Intellectual property (IP): Designed in collaboration with clients, our IP solutions act as business accelerators for the industries we serve. These include business solutions, some of which are cross industry, encompassing commercial software embedded within our end-to-end-services, and digital enablers such as methodologies and frameworks to drive change across business and IT processes. IP solutions are embedded within Business consulting, strategic IT consulting and systems integration, as well as within Managed IT and business process services.

Deep industry expertise

CGI has long-standing and focused practices in all of its core industries, providing clients with a partner that is not only an expert in IT, but also an expert in their respective industries. This combination of business knowledge and digital technology expertise allows us to help our clients navigate complex challenges and focus on how to create value. In the process, we evolve the services and solutions we deliver within our targeted industries.

Our targeted industries include communications and media, energy and utilities, banking, insurance, government and space, health and life sciences, manufacturing, retail and consumer, transportation and logistics. While these represent our go-to-market industry targets, we group these industries into the following for reporting purposes: communications and utilities; financial services; government; health; and manufacturing retail and distribution (MRD).

As the move toward digitization continues across industries, CGI partners with clients to help guide them in becoming customer and citizen-centric digital organizations.

Applied innovation

At CGI, innovation happens across many interconnected fronts. It starts in our everyday work on client projects, where innovations are applied daily. Through benchmark in-person interviews we conduct each year, business and technology executives share their priorities with us, informing our own innovation investments and driving our client proximity teams’ focus on local client priorities.

Since 1976, CGI has been a trusted partner in delivering innovative, client-inspired business services and solutions. We help develop, innovate and protect the technology that enables clients to achieve their digital transformation goals faster, with reduced risk and enduring results.

We partner with clients to enable their business agility through a range of business and digital initiatives focused on human capital and culture practices, process automation, and data analytics. Technology is a key element of the value chains of organizations today. We help clients adopt and harmonize a number of technologies and services, such as cloud, automation, and managed services to build agility, elasticity, security and resiliency into their technology supply chains.

Digital engagement with customers and stakeholders has taken on new importance. We help clients evaluate their work culture, organizational models, and performance management, as well as adopt modern collaboration and resilient business continuity plans.

Technology will continue to be at the heart of the future value chains that serve our clients’ consumers and stakeholders.

Quality processes

CGI’s clients expect consistency of service wherever and whenever they engage us. We have an outstanding track record of on-time, within-budget delivery as a result of our commitment to excellence and our robust governance model - CGI’s Management Foundation. CGI’s Management Foundation provides a common business language, frameworks and practices for managing operations consistently across the globe, driving a focus on continuous improvement. We also invest in rigorous quality and service delivery standards (including the International Organization for Standardization (ISO) and Capability Maturity Model Integration (CMMI) certification programs), as well as a comprehensive Client Satisfaction Assessment Program, with signed client assessments, to ensure high satisfaction on an ongoing basis.

1.2. VISION AND STRATEGY

CGI is unique compared to most companies, as our vision is based on a dream: “To create an environment in which we enjoy working together and, as owners, contribute to building a company we can be proud of.” This dream has motivated us since our founding in 1976 and drives our vision: “To be a global, world-class end-to-end IT and business consulting services leader helping our clients succeed.”

In pursuing our dream and vision, CGI has been highly disciplined throughout its history in executing a Build and Buy profitable growth strategy comprised of four pillars that combine profitable organic growth (Build) and accretive acquisitions (Buy):

    Pillar 1: Win, renew and extend contracts

    Pillar 2: New large managed IT and business process services contracts

These first two pillars relate to driving profitable organic growth through the pursuit of contracts with new and existing clients in our targeted industries. Successes in these pillars reflect the strength of our end-to-end portfolio of capabilities, the depth of expertise of our consultants in business and IT, and the appreciation of the proximity model by our clients, both existing and potential.

    Pillar 3: Metro market acquisitions

The third pillar focuses on growth through metro market acquisitions, complementing the proximity model, helping provide a fuller range of end-to-end services. We identify metro market acquisitions through a strategic qualification process that systematically searches for targets to strengthen our proximity model, leveraging strong local relationships with customers, and enhancing our industry expertise, services and solutions.

    Pillar 4: Large, transformational acquisitions

We also pursue large acquisitions to further expand our geographic presence and critical mass, which enables us to compete for large managed IT and business process services contracts and broaden our client relationships. CGI will continue to be a consolidator in the IT services industry by being active on both of these last pillars.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Executing our strategy

CGI’s strategy is executed through a unique business model that combines client proximity with an extensive global delivery network to deliver the following benefits:

• Local relationships and accountability: We live and work near our clients to provide a high level of responsiveness, partnership, and innovation. Our local CGI members speak our clients’ language, understand their business environment, and collaborate to meet their goals and advance their business.

• Global reach: Our local presence is complemented by an expansive global delivery network that ensures our clients have 24/7 access to best-fit digital capabilities and resources to meet their end-to-end needs. In addition, clients benefit from our unique combination of industry domain and technology expertise within our global delivery model.

• Committed experts: One of our key strategic goals is to be our clients’ partner and expert of choice. To achieve this, we invest in developing and recruiting professionals with extensive industry, business and in-demand technology expertise. In addition, a majority of CGI consultants and professionals are also owners through our Share Purchase Plan, which, combined with the Profit Participation Plan, provide an added level of commitment to the success of our clients.

• Comprehensive quality processes: CGI’s investment in quality frameworks and rigorous client satisfaction assessments has resulted in a consistent track record of on-time and within-budget project delivery. With regular reviews of engagements and transparency at all levels, the Company ensures that client objectives and its own quality objectives are consistently followed at all times. This thorough process enables CGI to generate continuous improvements for all stakeholders by applying corrective measures as soon as they are required.

• Corporate social responsibility: At CGI, we are committed to contributing to the development of an inclusive, collaborative and sustainable world. Corporate social responsibility (CSR) is one of our long-held core values and one of our strategic goals is to be recognized by our clients, members and shareholders as an engaged and responsible corporate citizen within our communities. In 2021, we accelerated our Corporate Social Responsibility engagement through various key initiatives, including the release of our global CSR report, and by committing to achieve net-zero carbon emissions by 2030.

1.3. COMPETITIVE ENVIRONMENT

In today’s digital era, there is a competitive urgency for organizations across industries to become digital in a sustainable way. The pressure is on to modernize legacy assets and connect them to digital business and operating models. Central to this massive transformation is the evolving role of technology. Traditionally viewed as an enabler, technology is now recognized also as a driver of business transformation. The promise of digital creates an enormous opportunity to transform organizations end-to-end, and CGI is well-positioned to serve as a digital partner and expert of choice. We are working with clients across the globe to implement digital strategies, roadmaps and solutions that revolutionize their customer/citizen experience, drive the launch of new products and services, and deliver efficiencies and cost savings.

As the demand for digitalization increases, competition within the global IT industry is intensifying. CGI’s competition is comprised of a variety of players, from metro market companies providing specialized services and software, to global end-to-end IT service providers, to large consulting firms and government pure-plays. All of these players are competing to deliver some or all of the services we provide.

Many factors distinguish the industry leaders, including the following:

• Depth and breadth of industry and technology expertise;

• Local presence and strength of client relationships;

• Consistent, on-time, within-budget delivery everywhere the client operates;

• Breadth of digital IP solutions;

• Ability to deliver practical innovation for measurable results;

• Total cost of services and value delivered; and

• Unique global delivery network, including onshore, nearshore and offshore options.

CGI is one of the leaders in the industry with respect to all of these factors. We are not only delivering all of the capabilities clients need to compete in a digital world, but the immediate results and long-term value they expect. As the market dynamics and industry trends continue to increase demand for enterprise solutions from global, end-to-end IT and business consulting services firms, CGI is one of few firms with the scale, reach, and capabilities to meet clients’ enterprise needs.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

2.	Highlights and Key Performance Measures

2.1. SELECTED YEARLY INFORMATION & KEY PERFORMANCE MEASURES

As at and for the years ended September 30,	2021	2020	2019	Change 2021 / 2020	Change 2020 / 2019
In millions of CAD unless otherwise noted

Growth

Revenue	12,126.8	12,164.1	12,111.2	(37.3)	52.9

Year-over-year revenue growth	(0.3%)	0.4%	5.3%	(0.7%)	(4.9%)

Constant currency year-over-year revenue growth	1.1%	(0.1%)	5.9%	1.2%	(6.0%)

Backlog	23,059	22,673	22,611	386	62

Bookings	13,843	11,848	12,646	1,995	(798)

Book-to-bill ratio	114.2%	97.4%	104.4%	16.8%	(7.0%)

Profitability[1]

Adjusted EBIT[2]	1,952.2	1,862.9	1,825.0	89.3	37.9

Adjusted EBIT margin	16.1%	15.3%	15.1%	0.8%	0.2%

Net earnings	1,369.1	1,117.9	1,263.2	251.2	(145.3)

Net earnings margin	11.3%	9.2%	10.4%	2.1%	(1.2%)

Diluted EPS (in dollars)	5.41	4.20	4.55	1.21	(0.35)

Net earnings excluding specific items[2]	1,374.9	1,300.1	1,305.9	74.8	(5.8)

Net earnings margin excluding specific items	11.3%	10.7%	10.8%	0.6%	(0.1%)

Diluted EPS excluding specific items (in dollars)[2]	5.43	4.89	4.70	0.54	0.19

Liquidity[1]

Cash provided by operating activities	2,115.9	1,938.6	1,633.9	177.3	304.7

As a % of revenue	17.4%	15.9%	13.5%	1.5%	2.4%

Days sales outstanding	45	47	50	(2)	(3)

Capital structure[1]

Net debt	2,535.9	2,777.9	2,117.2	(242.0)	660.7

Net debt to capitalization ratio	26.6%	27.7%	23.5%	(1.1%)	4.2%

Return on equity	19.8%	16.0%	18.5%	3.8%	(2.5%)

Return on invested capital	14.9%	12.1%	15.1%	2.8%	(3.0%)

Balance sheet[1]

Cash and cash equivalents, and short-term investments	1,700.2	1,709.5	223.7	(9.3)	1,485.8

Total assets	15,021.0	15,550.4	12,621.7	(529.4)	2,928.7

Long-term financial liabilities[3]	3,659.8	4,030.6	2,236.0	(370.8)	1,794.6

[1]

As at and for the years ended September 30, 2021 and 2020, figures include the impact of the adoption of IFRS 16, while 2019 was not restated. Please refer to note 3 of our audited consolidated financial statements for additional information on IFRS 16.

[2]	Please refer to sections 3.7. and 3.8.3. of the respective Fiscal years’ MD&A for the reconciliation of non-GAAP financial measures.

[3]	Long-term financial liabilities include the long-term portion of the debt, long-term portion of lease liabilities and the long-term derivative financial instruments.

2.2. STOCK PERFORMANCE

CGI Stock Price (TSX) for the Last Twelve Months

2.2.1. Fiscal 2021 Trading Summary

CGI’s shares are listed on the Toronto Stock Exchange (TSX) (stock quote – GIB.A) and the New York Stock Exchange (NYSE) (stock quote – GIB) and are included in key indices such as the S&P/TSX 60 Index.

TSX	(CAD)	NYSE	(USD)

Open:	90.29	Open:	67.91

High:	116.88	High:	93.06

Low:	80.29	Low:	60.58

Close:	107.59	Close:	84.76

CDN average daily trading volumes[1]:	720,936	NYSE average daily trading volumes:	145,350

[1]	Includes the average daily volumes of both the TSX and alternative trading systems.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

2.2.2. Normal Course Issuer Bid (NCIB)

On January 26, 2021, the Company’s Board of Directors authorized and subsequently received regulatory approval from the TSX for the renewal of CGI’s NCIB which allows for the purchase for cancellation of up to 19,184,831 Class A subordinate voting shares (Class A Shares) representing 10% of the Company’s public float as of the close of business on January 22, 2021. Class A Shares may be purchased for cancellation under the NCIB commencing on February 6, 2021 until no later than February 5, 2022, or on such earlier date when the Company has either acquired the maximum number of Class A Shares allowable under the NCIB or elects to terminate the bid.

During the year ended September 30, 2021, the Company purchased for cancellation 15,460,465 Class A Shares for $1,519.2 million at a weighted average price of $98.27 under the previous and current NCIB. The purchased shares included 4,204,865 Class A Shares purchased for cancellation from Caisse de dépôt et placement du Québec for cash consideration of $400.0 million. The purchase was made pursuant to an exemption order issued by the Autorité des marchés financiers and is considered within the annual aggregate limit that the Company is entitled to purchase under its current NCIB.

As at September 30, 2021, of the 15,460,465 Class A Shares purchased for cancellation, 150,000 Class A Shares remain unpaid for $16.4 million.

As at September 30, 2021, the Company could purchase up to 9,977,266 Class A Shares for cancellation under the current NCIB.

2.2.3. Capital Stock and Options Outstanding

The following table provides a summary of the Capital Stock and Options Outstanding as at November 5, 2021:

Capital Stock and Options Outstanding	As at November 5, 2021

Class A subordinate voting shares	218,675,972

Class B multiple voting shares	26,445,706

Options to purchase Class A subordinate voting shares	7,941,847

2.3. COVID-19

Our executive crisis management team and our network of local crisis management teams continue to closely monitor the evolving COVID-19 pandemic, executing on our business continuity plan and working collaboratively with our clients. We have established key guidelines and procedures related to security and access controls, member health screening, member isolation and quarantine, and facility infrastructure, maintenance and cleaning, to ensure that our workplace practices are in line with local government recommendations and requirements, as well as compliant with the appropriate standards of safety, health, wellness and required workplace readiness certifications. We continue to monitor key suppliers to prevent service disruptions or significant impacts in the delivery of services or goods from our suppliers.

To address issues associated with a significant number of our members working remotely, we bolstered perimeter defense with advanced cyber threat monitoring, data encryption, remote access technologies and timely system patching. Additionally, we are providing training and education so that members understand our “Securely working from home guidance”, and are taking precautionary measures to protect CGI and our client’s assets.

We will continue to monitor government and industry guidelines for bringing members back into their offices, providing secure and safe working environments, flexibility and collaboration enabled by technology, with a managed mix of in-office and remote work where necessary.

Our highest priority remains the health and safety of our members and providing service continuity for our clients. CGI’s proximity-based business model, robust internal infrastructure and strong balance sheet and liquidity position (refer to section 4.2. of the present document for further details) limited the impact of confinement measures imposed in several countries and assured the continuity of our services to our clients while allowing the majority of our members to work remotely.

2.4. INVESTMENT IN SUBSIDIARIES

On December 31, 2020, the Company acquired the assets of Harris, Mackessy & Brennan, Inc.’s (HMB) Professional Services Division, a division focused on high-end technology consulting and services for commercial and government clients, based in the United States and headquartered in Columbus, Ohio. The acquisition added approximately 165 professionals to the Company.

On May 3, 2021, the Company acquired Sense Corp, a professional services firm focused on digital systems integration and consulting for state and local government and commercial clients, based in the United States and headquartered in St. Louis, Missouri. The acquisition added approximately 300 professionals to the Company.

The Company completed these acquisitions for a total purchase price of $111.5 million.

2.5. ISSUER CREDIT RATING AND NOTES ISSUANCE

During the year ended September 30, 2021, both S&P Global Ratings (“S&P”) and Moody’s Investor Services (“Moody’s”) assigned long-term credit ratings to CGI :

Rating Agency	Long-Term Credit Ratings [1,2]	Outlook

Moody’s	Baa1	Stable

S&P	BBB+	Stable

[1]	As at September 30, 2021

[2]

These credit ratings are not recommendations to buy, sell or hold any of the securities referred to, and they may be revised or withdrawn at any time by the assigning rating agency. Ratings are determined by the rating agencies based on criteria established from time to time by them, and they do not comment on market price or suitability for a particular investor.

Issuance of senior unsecured notes

On September 14, 2021, we issued US$1.0 billion in aggregate principal amount of senior unsecured notes and on September 16, 2021, we issued $600 million in aggregate principal amount of senior unsecured notes, with the details below:

	Notional Amount	Maturity	Coupon Rate

2021 5-year USD Senior Notes[1]	US $600.0 million	September 14, 2026	1.45%

2021 10-year USD Senior Notes[1]	US $400.0 million	September 14, 2031	2.30%

2021 7-year CAD Senior Notes[2]	$600.0 million	September 18, 2028	2.10%

[1]	Interest payable semi-annually on March 14 and on September 14 until maturity

[2]	Interest payable semi-annually on March 18 and on September 18 until maturity

The aggregate net proceeds of the issuances, which were $1,847.3 million, were mainly used to repay in full the amended and restated unsecured committed term loan credit facility entered into in April 2020 (the 2020 Term Loan) in an amount of $1,583.5 million (US$1,250.0 million), and to make scheduled repayments of senior unsecured notes in the amount of $259.7 million.

FISCAL 2021 RESULTS – 15

MANAGEMENT’S DISCUSSION AND ANALYSIS

2.6. SUBSEQUENT EVENTS

On October 1, 2021, the Company acquired Array Holding Company, Inc. a leading digital services provider that optimizes mission performance for the U.S. Department of Defense and other government organizations, based in the United States and headquartered in Greenbelt, Maryland. The acquisition added approximately 275 professionals to the Company.

On October 28, 2021, the Company acquired Cognicase Management Consulting, a leading provider of technology and management consulting services and solutions for over 25 years, primarily in the Spanish market, headquartered in Madrid, Spain. The acquisition added approximately 1,500 professionals to the Company.

The Company completed these acquisitions for a total purchase price of $156.4 million.

3.	Financial Review

3.1. BOOKINGS AND BOOK-TO-BILL RATIO

Bookings for the year were $13.8 billion representing a book-to-bill ratio of 114.2%. The breakdown of the new bookings signed during the year is as follows:

	Contract Type			Service Type			Segment			Vertical Market

A.	Extensions, renewals and add-ons	68%	A.	Managed IT and Business Process Services	57%	A.	Western and Southern Europe	17%	A.	Government	36%

B.	New business	32%	B.	Business consulting, strategic IT consulting and systems integration	43%	B.	Canada	17%	B.	MRD	24%

						C.	U.S. Commercial and State Government	16%	C.	Financial Services	21%

						D.	U.K. and Australia	13%	D.	Communications & utilities	14%

						E.	Central and Eastern Europe	12%	E.	Health	5%

						F.	U.S. Federal	11%

						G	Finland, Poland and Baltics	7%

						H.	Scandinavia	7%

Information regarding our bookings is a key indicator of the volume of our business over time. However, due to the timing and transition period associated with managed IT and business process services contracts, the realization of revenue related to these bookings may fluctuate from period to period. The values initially booked may change over time due to their variable attributes, including demand-driven usage, modifications in the scope of work to be performed caused by changes in client requirements as well as termination clauses at the option of the client. As such, information regarding our bookings is not comparable to, nor should it be substituted for, an analysis of our revenue. Management however believes that it is a key indicator of potential future revenue.

The following table provides a summary of the bookings and book-to-bill ratio by segment:

In thousands of CAD except for percentages	Bookings for the year ended September 30, 2021	Book-to-bill ratio for the year ended September 30, 2021

Total CGI	13,842,948	114.2%

Western and Southern Europe	2,353,414	120.5%

U.S. Commercial and State Government	2,250,655	119.0%

Canada	2,305,163	121.0%

U.S. Federal	1,449,591	89.5%

U.K. and Australia	1,837,174	118.2%

Central and Eastern Europe	1,679,855	125.6%

Scandinavia	983,344	91.7%

Finland, Poland and Baltics	983,752	124.1%

FISCAL 2021 RESULTS – 17

MANAGEMENT’S DISCUSSION AND ANALYSIS

3.2. FOREIGN EXCHANGE

The Company operates globally and is exposed to changes in foreign currency rates. Accordingly, as prescribed by IFRS, we value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates. We report all dollar amounts in Canadian dollars.

Closing foreign exchange rates

As at September 30,	2021	2020	Change

U.S. dollar	1.2676	1.3325	(4.9%)

Euro	1.4678	1.5622	(6.0%)

Indian rupee	0.0171	0.0181	(5.5%)

British pound	1.7075	1.7216	(0.8%)

Swedish krona	0.1447	0.1487	(2.7%)

Average foreign exchange rates

For the year ended September 30,	2021	2020	Change

U.S. dollar	1.2643	1.3457	(6.0%)

Euro	1.5110	1.5075	0.2%

Indian rupee	0.0172	0.0183	(6.0%)

British pound	1.7302	1.7152	0.9%

Swedish krona	0.1484	0.1425	4.1%

3.3. REVENUE DISTRIBUTION

The following charts provide additional information regarding our revenue mix for the year:

	Service Type			Client Geography			Vertical Market

A.	Managed IT and Business Process Services	55%	A.	U.S.	29%	A.	Government	34%
B.	Business consulting, strategic IT consulting and systems integration	45%	B.	Canada	16%	B.	MRD	24%
			C.	France	14%	C.	Financial services	22%
			D.	U.K.	12%	D.	Communications & utilities	14%
			E.	Germany	7%	E.	Health	6%
			F.	Sweden	7%
			G.	Finland	6%
			H.	Rest of the world	9%

3.3.1. Client Concentration

IFRS guidance on segment disclosures defines a single customer as a group of entities that are known to the reporting entity to be under common control. As a consequence, our work for the U.S. federal government including its various agencies represented 12.8% of our revenue for Fiscal 2021 as compared to 13.8% for Fiscal 2020.

FISCAL 2021 RESULTS – 19

MANAGEMENT’S DISCUSSION AND ANALYSIS

3.4. REVENUE BY SEGMENT

Our segments are reported based on where the client’s work is delivered from within our geographic delivery model.

The table below provides a summary of the year-over-year changes in our revenue, in total and by segment before eliminations, separately showing the impacts of foreign currency exchange rate variations between Fiscal 2021 and Fiscal 2020. The Fiscal 2020 revenue by segment was recorded reflecting the actual foreign exchange rates for that period. The foreign exchange impact is the difference between the current period’s actual results and the same period’s results converted with the prior year’s foreign exchange rates.

			Change
For the year ended September 30,
	2021	2020	$	%

In thousands of CAD except for percentages

Total CGI revenue	12,126,793	12,164,115	(37,322)	(0.3%	)

Variation prior to foreign currency impact	1.1%

Foreign currency impact	(1.4%)

Variation over previous period	(0.3%)

Western and Southern Europe

Revenue prior to foreign currency impact	1,958,723	1,911,477	47,246	2.5%

Foreign currency impact	5,068

Western and Southern Europe revenue	1,963,791	1,911,477	52,314	2.7%

U.S. Commercial and State Government

Revenue prior to foreign currency impact	1,914,878	1,863,467	51,411	2.8%

Foreign currency impact	(114,131)

U.S. Commercial and State Government revenue	1,800,747	1,863,467	(62,720)	(3.4%	)

Canada

Revenue prior to foreign currency impact	1,755,048	1,686,269	68,779	4.1%

Foreign currency impact	756

Canada revenue	1,755,804	1,686,269	69,535	4.1%

U.S. Federal

Revenue prior to foreign currency impact	1,710,599	1,712,244	(1,645)	(0.1%	)

Foreign currency impact	(103,168)

U.S. Federal revenue	1,607,431	1,712,244	(104,813)	(6.1%	)

U.K. and Australia

Revenue prior to foreign currency impact	1,342,125	1,358,469	(16,344)	(1.2%	)

Foreign currency impact	13,478

U.K. and Australia revenue	1,355,603	1,358,469	(2,866)	(0.2%	)

Central and Eastern Europe

Revenue prior to foreign currency impact	1,300,120	1,212,196	87,924	7.3%

Foreign currency impact	3,797

Central and Eastern Europe revenue	1,303,917	1,212,196	91,721	7.6%

Scandinavia

Revenue prior to foreign currency impact	989,023	1,104,121	(115,098)	(10.4%	)

Foreign currency impact	38,879

Scandinavia revenue	1,027,902	1,104,121	(76,219)	(6.9%	)

			Change
For the year ended September 30,
	2021	2020	$	%

In thousands of CAD except for percentages

Finland, Poland and Baltics

Revenue prior to foreign currency impact	765,884	777,152	(11,268)	(1.4%	)

Foreign currency impact	3,110

Finland, Poland & Baltics revenue	768,994	777,152	(8,158)	(1.0%	)

Asia Pacific

Revenue prior to foreign currency impact	721,655	674,946	46,709	6.9%

Foreign currency impact	(41,101)

Asia Pacific revenue	680,554	674,946	5,608	0.8%

Eliminations	(137,950)	(136,226)	(1,724)	1.3%

For the year ended September 30, 2021, revenue was $12,126.8 million, a decrease of $37.3 million, or 0.3% over the same period last year. On a constant currency basis, revenue increased by $132.1 million or 1.1%. The increase was mainly due to growth within the government, financial services and communications & utilities vertical markets, mainly driven by the Central and Eastern Europe, Canada and Western and Southern Europe segments, as well as recent business acquisitions. This was partially offset by the impact of COVID-19 in the first half of Fiscal 2021, mainly affecting the MRD vertical market.

3.4.1. Western and Southern Europe

For the year ended September 30, 2021, revenue in our Western and Southern Europe segment was $1,963.8 million, an increase of $52.3 million or 2.7% over the same period last year. On a constant currency basis, revenue increased by $47.2 million or 2.5%. The increase in revenue was driven by growth within the government and financial services vertical markets, as well as the prior year’s acquisition. This was partially offset by the impact of COVID-19 in the first half of Fiscal 2021, mainly affecting the MRD and communications & utilities vertical markets.

On a client geographic basis, the top two Western and Southern Europe vertical markets were MRD and financial services, generating combined revenues of approximately $1,189 million for year ended September 30, 2021.

3.4.2. U.S. Commercial and State Government

For the year ended September 30, 2021, revenue in our U.S. Commercial and State Government segment was $1,800.7 million, a decrease of $62.7 million or 3.4% over the same period last year. On a constant currency basis, revenue increased by $51.4 million or 2.8%. The increase was due to recent acquisitions, as well as higher work volumes within the financial services vertical market. This was in part offset by lower work volume in the state and local government market, including adjustments due to a reevaluation of cost to complete on a project.

On a client geographic basis, the top two U.S. Commercial and State Government vertical markets were financial services and government, generating combined revenues of approximately $1,113 million for the year ended September 30, 2021.

FISCAL 2021 RESULTS – 21

MANAGEMENT’S DISCUSSION AND ANALYSIS

3.4.3. Canada

For the year ended September 30, 2021, revenue in our Canada segment was $1,755.8 million, an increase of $69.5 million or 4.1% compared to the same period last year. On a constant currency basis, revenue increased by $68.8 million or 4.1%. The increase was mainly due to growth within the financial services, communications & utilities and MRD vertical markets. This was in part offset by a higher proportion of client projects delivered by our global delivery centers of excellence in Asia-Pacific (see section 3.4.9. of the present document).

On a client geographic basis, the top two Canada vertical markets were financial services and communications & utilities, generating combined revenues of approximately $1,207 million for the year ended September 30, 2021.

3.4.4. U.S. Federal

For the year ended September 30, 2021, revenue in our U.S. Federal segment was $1,607.4 million, a decrease of $104.8 million or 6.1% over the same period last year. On a constant currency basis, revenue decreased by $1.6 million or 0.1%. The change was driven by lower transaction volumes from our travel related IP business process services, mainly due to the impact of COVID-19, and a decrease in project related equipment sales. This was partially offset by higher work volumes in application support and cybersecurity services, as well as the prior year’s acquisition.

For the year ended September 30, 2021, 87% of revenues within the U.S. Federal segment were federal civilian based.

3.4.5. U.K. and Australia

For the year ended September 30, 2021, revenue in our U.K. and Australia segment was $1,355.6 million, a decrease of $2.9 million or 0.2% over the same period last year. On a constant currency basis, revenue decreased by $16.3 million or 1.2%. The change was mainly due to the successful completion of projects within the communications & utilities vertical market, in part offset by growth within the government vertical market.

On a client geographic basis, the top two U.K. and Australia vertical markets were government and communications & utilities, generating combined revenues of $1,086 million for the year ended September 30, 2021.

3.4.6. Central and Eastern Europe

For the year ended September 30, 2021, revenue in our Central and Eastern Europe segment was $1,303.9 million, an increase of $91.7 million or 7.6% over the same period last year. On a constant currency basis, revenue increased by $87.9 million or 7.3%. The increase in revenue was primarily due to higher work volume and new managed IT service revenues within the government and financial services vertical markets, the prior year’s acquisition and additional IP license sales. This was partially offset by the impact of COVID-19 in the first half of Fiscal 2021, mainly affecting the MRD vertical market.

On a client geographic basis, the top two Central and Eastern Europe vertical markets were MRD and government, generating combined revenues of approximately $838 million for the year ended September 30, 2021.

3.4.7. Scandinavia

For the year ended September 30, 2021, revenue in our Scandinavia segment was $1,027.9 million, a decrease of $76.2 million or 6.9% over the same period last year. On a constant currency basis, revenue decreased by $115.1 million or 10.4%. The decrease was mainly driven by lower work volume and projects successfully completed within the government and MRD vertical markets, in part due to the impact of COVID-19, as well as the sale of a non-profitable business related to a past acquisition. This was partially offset by new business in Denmark.

On a client geographic basis, the top two Scandinavia vertical markets were MRD and government, generating combined revenues of approximately $739 million for the year ended September 30, 2021.

3.4.8. Finland, Poland and Baltics

For the year ended September 30, 2021, revenue in our Finland, Poland and Baltics segment was $769.0 million, a decrease of $8.2 million or 1.0% over the same period last year. On a constant currency basis, revenue decreased by $11.3 million or 1.4% due to lower work volumes in both government and MRD vertical markets, in part impacted by COVID-19 in the first half of Fiscal 2021.

On a client geographic basis, the top two Finland, Poland and Baltics vertical markets were government and financial services, generating combined revenues of approximately $468 million for the year ended September 30, 2021.

3.4.9. Asia Pacific

For the year ended September 30, 2021, revenue in our Asia Pacific segment was $680.6 million, an increase of $5.6 million or 0.8% over the same period last year. On a constant currency basis, revenue increased by $46.7 million or 6.9%. The increase was mainly driven by the continued demand for our offshore delivery centers, predominantly within the financial services and communications & utilities vertical markets, primarily in North America.

FISCAL 2021 RESULTS – 23

MANAGEMENT’S DISCUSSION AND ANALYSIS

3.5. OPERATING EXPENSES

For the year ended September 30,	2021	% of Revenue	2020	% of Revenue	$	%

In thousands of CAD except for percentages

Costs of services, selling and administrative	10,178,164	83.9%	10,302,068	84.7%	(123,904)	(1.2%)

Foreign exchange gain	(3,532)	0.0%	(899)	0.0%	(2,633)	292.9%

3.5.1. Costs of Services, Selling and Administrative

For the year ended September 30, 2021, costs of services, selling and administrative expenses amounted to $10,178.2 million, a decrease of $123.9 million over the same period last year. As a percentage of revenue, costs of services, selling and administrative expenses decreased to 83.9% from 84.7%. As a percentage of revenue, costs of services improved compared to the same period last year due to improved utilization and actions taken to lower expenses due to COVID-19, in part offset by lower performance based compensation in the prior year. As a percentage of revenue, selling and administrative expenses increased compared to the same period last year due to lower performance based compensation in the prior year.

During the year ended September 30, 2021, the translation of the results of our foreign operations from their local currencies to the Canadian dollar favourably impacted costs by $130.9 million, partially offsetting the unfavourable translation impact of $169.4 million on our revenue.

3.5.2. Foreign Exchange Gain

During the year ended September 30, 2021, CGI recognized $3.5 million of foreign exchange gains, mainly driven by the timing of payments combined with the volatility of foreign exchange rates. The Company, in addition to its natural hedges, uses derivatives as a strategy to manage its exposure, to the extent possible.

3.6. ADJUSTED EBIT BY SEGMENT

			Change
For the year ended September 30,
	2021	2020	$	%

In thousands of CAD except for percentages

Western and Southern Europe	271,324	264,009	7,315	2.8%

As a percentage of segment revenue	13.8%	13.8%

U.S. Commercial and State Government	281,217	295,795	(14,578)	(4.9%)

As a percentage of segment revenue	15.6%	15.9%

Canada	390,370	364,424	25,946	7.1%

As a percentage of segment revenue	22.2%	21.6%

U.S. Federal	252,657	221,793	30,864	13.9%

As a percentage of segment revenue	15.7%	13.0%

U.K. and Australia	218,624	215,924	2,700	1.3%

As a percentage of segment revenue	16.1%	15.9%

Central and Eastern Europe	149,935	122,548	27,387	22.3%

As a percentage of segment revenue	11.5%	10.1%

Scandinavia	66,180	57,231	8,949	15.6%

As a percentage of segment revenue	6.4%	5.2%

Finland, Poland and Baltics	114,358	120,959	(6,601)	(5.5%)

As a percentage of segment revenue	14.9%	15.6%

Asia Pacific	207,496	200,263	7,233	3.6%

As a percentage of segment revenue	30.5%	29.7%

Adjusted EBIT	1,952,161	1,862,946	89,215	4.8%

Adjusted EBIT margin	16.1%	15.3%

For the year ended September 30, 2021, adjusted EBIT margin increased to 16.1% from 15.3% for the same period last year. The increase was mainly due to improved utilization, lower discretionary expenses mainly due to COVID-19, decrease in amortization of client relationships, as well as prior year non-recurring adjustments on client contracts. This was partly offset by the impact of lower performance based compensation in the prior year, mainly due to COVID-19.

3.6.1. Western and Southern Europe

For the year ended September 30, 2021, adjusted EBIT in the Western and Southern Europe segment was $271.3 million, an increase of $7.3 million when compared to the same period last year. Adjusted EBIT margin remained stable at 13.8%. Improved utilization, lower discretionary and COVID-19 related expenses as compared to last year and one more billable day improved the adjusted EBIT margin. This was offset by higher performance based compensation as compared to prior year.

3.6.2. U.S. Commercial and State Government

For the year ended September 30, 2021, adjusted EBIT in the U.S. Commercial and State Government segment was $281.2 million, a decrease of $14.6 million when compared to the same period last year. Adjusted EBIT margin decreased to 15.6% from 15.9%. The change in adjusted EBIT margin was mainly due to the impact of lower performance based compensation in the prior year, mainly due to COVID-19. This was in part offset by additional R&D tax credits and lower discretionary expenses.

FISCAL 2021 RESULTS – 25

MANAGEMENT’S DISCUSSION AND ANALYSIS

3.6.3. Canada

For the year ended September 30, 2021, adjusted EBIT in the Canada segment was $390.4 million, an increase of $25.9 million when compared to the same period last year. Adjusted EBIT margin increased to 22.2% from 21.6%. The increase was mainly due to lower discretionary expenses and improved utilization due to cost reduction efforts (see section 3.7.2. of the present document) in the prior year. The increase was also due to adjustments on client contracts and impairments taken on business solutions, both in the prior year. This was partly offset by higher performance based compensation and lower tax credits.

3.6.4. U.S. Federal

For the year ended September 30, 2021, adjusted EBIT in the U.S. Federal segment was $252.7 million, an increase of $30.9 million when compared to the same period last year. Adjusted EBIT margin increased to 15.7% from 13.0%. Adjusted EBIT margin increased primarily due to a more profitable business mix, lower performance based compensation, additional R&D tax credits, as well as unfavourable adjustments on client contracts and a litigation provision, both in the prior year.

3.6.5. U.K. and Australia

For the year ended September 30, 2021, adjusted EBIT in the U.K. and Australia segment was $218.6 million, an increase of $2.7 million when compared to the same period last year. Adjusted EBIT margin increased to 16.1% from 15.9%. The increase in adjusted EBIT margin was mainly due to the decrease in amortization of client relationships and lower discretionary expenses mainly due to COVID-19. This was partly offset by the provision taken on a client contract.

3.6.6. Central and Eastern Europe

For the year ended September 30, 2021, adjusted EBIT in the Central and Eastern Europe segment was $149.9 million, an increase of $27.4 million when compared to the same period last year. Adjusted EBIT margin increased to 11.5% from 10.1%. The increase in adjusted EBIT margin was mainly driven by profitable revenue growth, a decrease in amortization of client relationships, as well as the impact of higher IP license sales and lower discretionary expenses. This was in part offset by higher performance based compensation.

3.6.7. Scandinavia

For the year ended September 30, 2021, adjusted EBIT in the Scandinavia segment was $66.2 million, an increase of $8.9 million when compared to the same period last year. Adjusted EBIT margin increased to 6.4% from 5.2%. The increase in adjusted EBIT margin was mainly due to savings generated from a restructuring plan (see section 3.7.2. of the present document), a decrease in amortization of client relationships, lower discretionary expenses mainly due to COVID-19 and profitable new business in Denmark. This was in part offset by the impact of the decrease in revenues identified in the revenue section.

3.6.8. Finland, Poland and Baltics

For the year ended September 30, 2021 adjusted EBIT in our Finland, Poland and Baltics segment was $114.4 million, a decrease of $6.6 million, when compared to the same period last year. Adjusted EBIT margin decreased to 14.9% from 15.6% mainly due to higher performance based compensation, as well as the impact of the projects successfully completed within the government vertical market and the project mix within the financial services vertical market. This was in part offset by lower discretionary expenses mainly due to COVID-19.

3.6.9. Asia Pacific

For the year ended September 30, 2021, adjusted EBIT in the Asia Pacific segment was $207.5 million, an increase of $7.2 million when compared to the same period last year. Adjusted EBIT margin increased to 30.5% from 29.7%. The increase in adjusted EBIT margin was mostly due to productivity improvements and the net impact of foreign currency transactions. This was partly offset by higher performance based compensation and higher COVID-19 related member support costs.

3.7. EARNINGS BEFORE INCOME TAXES

The following table provides a reconciliation between our adjusted EBIT and earnings before income taxes, which is reported in accordance with IFRS:

					Change

For the years ended September 30,
		% of		% of
	2021	Revenue	2020	Revenue	$	%

In thousands of CAD except for percentage

Adjusted EBIT	1,952,161	16.1%	1,862,946	15.3%	89,215	4.8%

Minus the following items:

Acquisition-related and integration costs	7,371	0.1%	76,794	0.6%	(69,423)	(90.4%	)

Restructuring costs	—	— %	155,411	1.3%	(155,411)	— %

Net finance costs	106,798	0.9%	114,474	0.9%	(7,676)	(6.7%	)

Earnings before income taxes	1,837,992	15.2%	1,516,267	12.5%	321,725	21.2%

3.7.1. Acquisition-Related and Integration Costs

For the years ended September 30, 2021 and 2020, the Company incurred $7.4 million and $76.8 million, respectively, of acquisition-related and integration costs for the integration towards the CGI operating model. These costs were mainly related to terminations of employment and other integration costs.

3.7.2. Restructuring Costs

For the year ended September 30, 2021, the Company incurred no restructuring costs. For the year ended September 30, 2020, the Company incurred restructuring costs as part of its cost reduction efforts in response to COVID-19. It also completed a previously announced restructuring plan which combined resulted in a total of $155.4 million being expensed during the year ended September 30, 2020. Please refer to section 3.7.2. of the Fiscal 2020 MD&A for further details.

3.7.3. Net Finance Costs

Net finance costs mainly include interest on our long-term debt and lease liabilities. For the year ended September 30, 2021, the net finance costs decrease of $7.7 million was mainly explained by less interest charges related to our unsecured notes, primarily as a result of lower market rates.

FISCAL 2021 RESULTS – 27

MANAGEMENT’S DISCUSSION AND ANALYSIS

3.8. NET EARNINGS AND EARNINGS PER SHARE

The following table sets out the information supporting the earnings per share calculations:

					Change
For the year ended September 30,
	20	21	20	20	$	%

In thousands of CAD except for percentage and shares data

Earnings before income taxes	1,837,992		1,516,267		321,725	21.2%

Income tax expense	468,920		398,405		70,515	17.7%

Effective tax rate	25.5%		26.3%

Net earnings	1,369,072		1,117,862		251,210	22.5%

Net earnings margin	11.3%		9.2%

Weighted average number of shares outstanding

Class A subordinate voting shares and Class B multiple voting shares (basic)	249,119,219		262,005,521		(12,886,302)	(4.9%)

Class A subordinate voting shares and Class B multiple voting shares (diluted)	253,088,880		266,104,062		(13,015,182)	(4.9%)

Earnings per share (in dollars)

Basic	5.50		4.27		1.23	28.8%

Diluted	5.41		4.20		1.21	28.8%

3.8.1. Income Tax Expense

For the year ended September 30, 2021, income tax expense was $468.9 million compared to $398.4 million over the same period last year, while our effective tax rate decreased to 25.5% from 26.3%. The decrease in the income tax rate is mainly attributable to lower acquisition-related and integration costs, as well as restructuring costs.

When excluding tax effects from acquisition-related and integration costs and restructuring costs, the effective tax rate remained at 25.5% for the year ended September 30, 2021 compared to 25.6% for the year ended September 30, 2020.

The table in section 3.8.3. shows the year-over-year comparison of the tax rate with the impact of specific items removed.

Based on the enacted rates at the end of Fiscal 2021 and our current business mix, we expect our effective tax rate before any significant adjustments to be in the range of 24.5% to 26.5% in subsequent periods.

3.8.2. Weighted Average Number of Shares

For Fiscal 2021, CGI’s basic and diluted weighted average number of shares decreased compared to Fiscal 2020 due to the impact of the purchase for cancellation of Class A Shares, partly offset by the grant and the exercise of stock options. Please refer to notes 19, 20 and 21 of our audited consolidated financial statements for additional information.

3.8.3. Net Earnings and Earnings per Share Excluding Specific Items

Below is a table showing the year-over-year comparison excluding specific items namely, acquisition-related and integration costs and restructuring costs.

			Change
For the year ended September 30,
	2021	2020	$	%
In thousands of CAD except for percentages and shares data

Earnings before income taxes	1,837,992	1,516,267	321,725	21.2%

Add back:

Acquisition-related and integration costs	7,371	76,794	(69,423)	(90.4%)

Restructuring costs	—	155,411	(155,411)	(100.0%)

Earnings before income taxes excluding specific items	1,845,363	1,748,472	96,891	5.5%

Income tax expense	468,920	398,405	70,515	17.7%

Effective tax rate	25.5%	26.3%

Add back:

Tax deduction on acquisition-related and integration costs	1,570	14,717	(13,147)	(89.3%)

Impact on effective tax rate	—%	(0.3%)

Tax deduction on restructuring costs	—	35,278	(35,278)	(100.0%)

Impact on effective tax rate	—%	(0.4%)

Income tax expense excluding specific items	470,490	448,400	22,090	4.9%

Effective tax rate excluding specific items	25.5%	25.6%

Net earnings excluding specific items	1,374,873	1,300,072	74,801	5.8%

Net earnings margin excluding specific items	11.3%	10.7%

Weighted average number of shares outstanding

Class A subordinate voting shares and Class B multiple voting shares (basic)	249,119,219	262,005,521		(4.9%)

Class A subordinate voting shares and Class B multiple voting shares (diluted)	253,088,880	266,104,062		(4.9%)

Earnings per share excluding specific items (in dollars)

Basic	5.52	4.96	0.56	11.3%

Diluted	5.43	4.89	0.54	11.0%

FISCAL 2021 RESULTS – 29

MANAGEMENT’S DISCUSSION AND ANALYSIS

4.	Liquidity

4.1. CONSOLIDATED STATEMENTS OF CASH FLOWS

CGI’s growth is financed through a combination of cash flow from operations, drawing on our unsecured committed revolving credit facility, the issuance of long-term debt, and the issuance of equity. One of our financial priorities is to maintain an optimal level of liquidity through the active management of our assets and liabilities as well as our cash flows.

As at September 30, 2021, cash and cash equivalents were $1,699.2 million. The following table provides a summary of the generation and use of cash for the years ended September 30, 2021 and 2020.

For the year ended September 30,	2021	2020	Change

In thousands of CAD

Cash provided by operating activities	2,115,928	1,938,556	177,372

Cash used in investing activities	(397,547)	(572,453)	174,906

Cash (used in) provided by financing activities	(1,653,276)	94,172	(1,747,448)

Effect of foreign exchange rate changes on cash and cash equivalents	(73,884)	33,879	(107,763)

Net (decrease) increase in cash and cash equivalents	(8,779)	1,494,154	(1,502,933)

4.1.1. Cash Provided by Operating Activities

For the year ended September 30, 2021, cash provided by operating activities was $2,115.9 million or 17.4% of revenue compared to $1,938.6 million or 15.9% for the same period last year. The following table provides a summary of the generation and use of cash from operating activities:

For the year ended September 30,	2021	2020	Change

In thousands of CAD

Net earnings	1,369,072	1,117,862	251,210

Amortization, depreciation and impairment	510,570	565,692	(55,122)

Other adjustments[1]	21,422	36,838	(15,416)

Cash flow from operating activities before net change in non-cash working capital items	1,901,064	1,720,392	180,672

Net change in non-cash working capital items:

Accounts receivable, work in progress and deferred revenue	7,617	256,986	(249,369)

Accounts payable and accrued liabilities, accrued compensation and employee-related liabilities, provisions and long-term liabilities	190,735	12,193	178,542

Other[2]	16,512	(51,015)	67,527

Net change in non-cash working capital items	214,864	218,164	(3,300)

Cash provided by operating activities	2,115,928	1,938,556	177,372

[1]	Comprised of deferred income taxes (recovery) expense, foreign exchange loss (gain), gain on leases termination, loss on sale of business, and share-based payment costs.
[2]	Comprised of prepaid expenses and other assets, long-term financial assets, income taxes, derivative financial instruments and retirement benefits obligations.

For the year ended September 30, 2021, cash provided by operating activities was $2,115.9 million, up $177.4 million for the same period last year, mainly due to higher net earnings. The net change in non-cash working capital items of $214.9 million for Fiscal 2021 was primarily due to the increase of accrued compensation and employee-related liabilities, mainly from performance-based compensation to our members, and the increase in accounts payable and income tax payments.

This was partially offset by the payments from restructuring costs and from acquisition-related and integration costs, as well as government remittance programs under COVID-19 relief measures.

The timing of our working capital inflows and outflows will always have an impact on the cash flow from operations.

4.1.2. Cash Used in Investing Activities

For the year ended September 30, 2021, $397.5 million was used in investing activities while $572.5 million was used over the same periods last year.

The following table provides a summary of the use of cash from investing activities:

For the year ended September 30,	2021	2020	Change

In thousands of CAD

Business acquisitions	(98,926)	(266,938)	168,012

Purchase of property, plant and equipment	(121,806)	(128,478)	6,672

Additions to contract costs	(65,001)	(72,845)	7,844

Additions to intangible assets	(113,934)	(114,112)	178

Net change in short-term investments and purchase of long-term investments	2,120	9,920	(7,800)

Cash used in investing activities	(397,547)	(572,453)	174,906

The decrease of $174.9 million in cash used in investing activities during the year ended September 30, 2021 was mainly due to lower investment in business acquisitions.

4.1.3. Cash (Used in) Provided by Financing Activities

For the year ended September 30, 2021, $1,653.3 million was used from financing activities while $94.2 million was generated over the same period last year.

The following table provides a summary of the generation and use of cash from financing activities:

For the year ended September 30,	2021	2020	Change
In thousands of CAD

Net change in unsecured committed revolving credit facility	—	(334,370)	334,370

Increase of long-term debt	1,885,262	1,807,167	78,095

Repayment of long-term debt	(1,888,777)	(106,496)	(1,782,281)

Payment of lease liabilities	(169,674)	(175,320)	5,646

	(173,189)	1,190,981	(1,364,170)

Repayment of debt assumed from business acquisitions	—	(28,281)	28,281

Payment for remaining shares of Acando[1]	—	(23,123)	23,123

Purchase of Class A subordinate voting shares held in trusts	(31,404)	(55,287)	23,883

Settlement of derivative financial instruments	(6,992)	(3,903)	(3,089)

Purchase and cancellation of Class A subordinate voting shares	(1,502,824)	(1,043,517)	(459,307)

Issuance of Class A subordinate voting shares	61,133	57,302	3,831

Cash (used in) provided by financing activities	(1,653,276)	94,172	(1,747,448)

[1]	Related to a business acquisition made during the year ended September 30, 2019.

FISCAL 2021 RESULTS – 31

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the year ended September 30, 2021, we increased our long-term debt by $1,885.3 million, mainly driven by the issuance of senior unsecured notes for an amount of $1,847.3 million as outlined in the section 2.5. of the present document, and repaid $1,888.8 million of our long-term debt mainly driven by the repayment in full of the 2020 Term Loan in an amount of $1,583.5 million (US$1,250.0 million), and the scheduled repayments of senior unsecured notes in the amount of $259.7 million. We also paid $169.7 million of lease liabilities. For the year ended September 30, 2020, the Company received through the 2020 Term Loan an amount of $1,764.7 million (US$1,250.0 million), repaid $334.4 million under our unsecured committed revolving credit facility, and made scheduled repayments of senior unsecured notes in the amount of $65.9 million. In addition, we paid $175.3 million of lease liabilities and used $28.3 million to repay debt assumed from business acquisitions.

For the year ended September 30, 2020, the Company paid $23.1 million to acquire the remaining 3.9% of outstanding shares of Acando.

For the year ended September 30, 2021, $31.4 million was used to purchase Class A Shares in connection with the Company’s Performance Share Unit Plans (the PSU Plans) compared to $55.3 million during the year ended September 30, 2020. More information concerning the PSU Plans can be found in note 20 of the audited consolidated financial statements.

For the year ended September 30, 2021, $1,502.8 million was used for the purchase for cancellation of 15,310,465 Class A Shares, compared to $1,043.5 million for the purchase for cancellation of 10,605,464 Class A Shares over the same period last year.

Finally, for the year ended September 30, 2021, we received $61.1 million in proceeds from the exercise of stock options, compared to $57.3 million during the year ended September 30, 2020.

4.1.4. Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents

For the year ended September 30, 2021, the effect of foreign exchange rate changes on cash and cash equivalents had an unfavourable impact of $73.9 million. This amount had no effect on net earnings as it was recorded in other comprehensive income.

4.2. CAPITAL RESOURCES

As at September 30, 2021	Available

In thousands of CAD

Cash and cash equivalents	1,699,206

Short-term investments	1,027

Long-term investments	19,354

Unsecured committed revolving credit facility[1]	1,493,372

Total	3,212,959

[1]	As at September 30, 2021, letters of credit in the amount of $6.6 million were outstanding against the $1.5 billion unsecured committed revolving credit facility.

As at September 30, 2021, cash and cash equivalents and investments represented $1,719.6 million.

Cash equivalents include term deposits, all with maturities of 90 days or less. Long-term investments include corporate bonds with maturities ranging from one to five years, with a credit rating of A- or higher.

As at September 30, 2021, the aggregate amount of the capital resources available to the Company was $3,213.0 million. Certain long-term debt agreements contain covenants, which require us to maintain certain financial ratios. As at September 30, 2021, CGI was in compliance with these covenants.

Total debt decreased by $185.4 million to $3,401.7 million as at September 30, 2021 compared to $3,587.1 million as at September 30, 2020. The variance was mainly due to the repayment in full of the 2020 Term Loan in an amount of $1,583.5 million (US$1,250.0 million), scheduled repayments of the senior unsecured notes in the amount of $259.7 million and a foreign exchange translation impact of $173.0 million, offset by the additional $1,847.3 million (US$1.0 billion and $600.0 million) received through the issuance of senior unsecured notes (outlined in section 2.5. of the present document). As at September 30, 2021, CGI was showing a positive working capital (total current assets minus total current liabilities) of $961.7 million. The Company also had $1,493.4 million available under its unsecured committed revolving credit facility and is generating a significant level of cash, which CGI’s management currently considers will allow the Company to fund its operations while maintaining adequate levels of liquidity. On October 29, 2021, the unsecured committed revolving credit facility was extended by two years to October 2026 and can be further extended. There were no material changes in the terms and conditions including interest rates and banking covenants.

The tax implications and impact related to the repatriation of cash will not materially affect the Company’s liquidity.

4.3. CONTRACTUAL OBLIGATIONS

We are committed under the terms of contractual obligations which have various expiration dates, primarily for the rental of premises, computer equipment used in managed IT and business process services contracts and long-term service agreements.

Commitment type	Total	Less than 1	1 - 3 years	3 - 5 years	More than 5
		year			years
In thousands of CAD

Long-term debt	3,401,907	392,977	1,158,940	752,530	1,097,460

Estimated interest on long-term debt	363,059	73,296	117,462	79,205	93,096

Lease liabilities	776,940	167,819	281,994	159,306	167,821

Estimated interest on lease liabilities	100,558	24,931	36,999	21,287	17,341

Long-term service agreements	279,823	148,663	91,690	38,981	489

Total	4,922,287	807,686	1,687,085	1,051,309	1,376,207

4.4. FINANCIAL INSTRUMENTS AND HEDGING TRANSACTIONS

We use various financial instruments to help us manage our exposure to fluctuations of foreign currency exchange rates and interest rates. Please refer to note 31 of our audited consolidated financial statements for additional information on our financial instruments and hedging transactions.

FISCAL 2021 RESULTS – 33

MANAGEMENT’S DISCUSSION AND ANALYSIS

4.5. SELECTED MEASURES OF CAPITAL RESOURCES AND LIQUIDITY

As at September 30,	2021	2020
In thousands of CAD except for percentages

Reconciliation between net debt and long-term debt and lease liabilities[1]:

Net debt	2,535,861	2,777,928

Add back:

Cash and cash equivalents	1,699,206	1,707,985

Short-term investments	1,027	1,473

Long-term investments	19,354	22,612

Fair value of foreign currency derivative financial instruments related to debt	(76,852)	(46,533)

Long-term debt and lease liabilities [1]	4,178,596	4,463,465

Net debt to capitalization ratio	26.6%	27.7%

Return on equity	19.8%	16.0%

Return on invested capital	14.9%	12.1%

Days sales outstanding	45	47

[1]

As at September 30, 2021, long-term debt and lease liabilities were $3,401.7 million ($3,587.1 million as at September 30, 2020) and $776.9 million ($876.4 million as at September 30, 2020), respectively, including their current portions.

We use the net debt to capitalization ratio as an indication of our financial leverage in order to realize our Build and Buy strategy (please refer to section 1.2. of the present document for additional information on our Build and Buy strategy). The net debt to capitalization ratio decreased to 26.6% in Fiscal 2021 from 27.7% in Fiscal 2020 mostly due to cash generation and the favorable impact of foreign exchange rates on our net debt partially offset by the repurchase of Class A Shares during the year.

ROE is a measure of the return we are generating for our shareholders. ROE increased to 19.8% in Fiscal 2021 from 16.0% in Fiscal 2020. The increase was mainly due to higher net earnings over Fiscal 2021, and to a lesser extent, the impact of repurchased shares during the year.

ROIC is a measure of the Company’s efficiency in allocating the capital under our control to profitable investments. The return on invested capital ratio increased to 14.9% in Fiscal 2021 from 12.1% in Fiscal 2020. The increase in ROIC was mainly the result of higher net earnings excluding net finance costs after-tax over Fiscal 2021.

DSO decreased to 45 days at the end of Fiscal 2021 when compared to 47 days in Fiscal 2020.This decrease is mainly due to improved collections, and to a lesser extent foreign exchange impacts. In calculating the DSO, we subtract the deferred revenue balance from trade accounts receivable and work in progress; for that reason, the timing of payments received from managed IT and business process services clients in advance of the work to be performed and the timing of payments related to project milestones can affect the DSO. The Company maintains a target DSO of 45 days.

4.6. GUARANTEES

In the normal course of operations, we may enter into agreements to provide financial or performance assurances to third parties on the sale of assets, business divestitures and guarantees on government and commercial contracts.

In connection with sales of assets and business divestitures, the Company may be required to pay counterparties for costs and losses incurred as a result of breaches in our contractual obligations, representations and warranties, intellectual property right infringement and litigation against counterparties, among others. While some of the agreements specify a maximum potential exposure, others do not specify a maximum amount or a maturity date. It is not possible to reasonably estimate the maximum amount that may have to be paid under such guarantees. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. No amount has been accrued in the consolidated balance sheets relating to this type of indemnification as at September 30, 2021. The Company does not expect to incur any potential payment in connection with these guarantees that could have a materially adverse effect on its audited consolidated financial statements. Moreover, the Company has letters of credit for a total of $69.7 million in addition to the letters of credit covered by the unsecured committed revolving credit facility (please refer to note 14 of our audited consolidated financial statements). These guarantees are required in some of the Company’s contracts with customers.

In the normal course of business, we may provide certain clients, principally governmental entities, with bid and performance bonds. In general, we would only be liable for the amount of the bid bonds if we refuse to perform the project once we are awarded the bid. We would also be liable for the performance bonds in the event of a default in the performance of our obligations. As at September 30, 2021, we had committed a total of $21.4 million for these bonds. To the best of our knowledge, we complied with our performance obligations under all service contracts for which there was a bid or performance bond, and the ultimate liability, if any, incurred in connection with these guarantees would not have a material adverse effect on our consolidated results of operations or financial condition.

4.7. CAPABILITY TO DELIVER RESULTS

Despite the impact of the COVID-19 pandemic, as outlined in section 2.3. of the present document, CGI’s management believes that the Company has sufficient capital resources to support ongoing business operations and execute our Build and Buy growth strategy. Our principal and most accretive uses of cash are: to invest in our business (procuring new large managed IT and business process services contracts and developing business and IP solutions); to pursue accretive acquisitions; to purchase for cancellation Class A Shares and pay down debt. In terms of financing, we are well positioned to continue executing our four-pillar growth strategy in Fiscal 2022.

To successfully implement the Company’s strategy, CGI relies on a strong leadership team, supported by highly knowledgeable members with relevant relationships and significant experience in both IT and our targeted industries. CGI fosters leadership development through the CGI Leadership Institute ensuring continuity and knowledge transfer across the organization. For key positions, a detailed succession plan is established and revised frequently.

As a Company built on human capital, our professionals and their knowledge are critical to delivering quality service to our clients. Our human resources program allows us to attract and retain the best talent as it provides competitive compensation and benefits, a favourable working environment, training programs and career development opportunities. Employee satisfaction is monitored annually through a Company-wide survey. In addition, a majority of our professionals are owners of CGI through our Share Purchase Plan, which, along with our Profit Participation Plan, allows them to share in the Company’s success, further aligning stakeholder interests.

In addition to capital resources and talent, CGI has established the Management Foundation, which encompasses governance policies, organizational models and sophisticated management frameworks for our business units and corporate processes. This robust governance model provides a common business language for managing all operations consistently across the globe, driving a focus on continuous improvement. CGI’s operations maintain appropriate certifications in accordance with service requirements such as the ISO and the Capability Maturity Model Integration (CMMI) certification programs.

FISCAL 2021 RESULTS – 35

MANAGEMENT’S DISCUSSION AND ANALYSIS

5.	Fourth Quarter Results

5.1. BOOKINGS AND BOOK-TO-BILL RATIO

Bookings for the quarter ended September 30, 2021 were $2.9 billion representing a book-to-bill ratio of 97.1%. The breakdown of the new bookings signed during the quarter is as follows:

Contract Type			Service Type			Segment			Vertical Market

A.	Extensions, renewals and add-ons	69%	A.	Managed IT and Business Process Services	56%	A.	U.S. Commercial and State Government	21%	A.	Government	41%

B.	New business	31%				B.	U.S. Federal	15%	B.	MRD	22%

			B.	Business consulting, strategic IT consulting and systems integration	44%	C.	U.K. and Australia	15%	C.	Financial Services	19%

						D.	Western and Southern Europe	15%	D	Communication & Utilities	13%

						E.	Canada	13%	E	Health	5%

						F.	Central and Eastern Europe	11%

						G.	Finland, Poland and Baltics	5%

						H.	Scandinavia	5%

The following table provides a summary of the bookings and book-to-bill ratio by segment:

In thousands of CAD except for percentages	Bookings for the three months ended September 30, 2021	Bookings for the year ended September 30, 2021	Book-to-bill ratio for the year ended September 30, 2021

Total CGI	2,920,771	13,842,948	114.2%

Western and Southern Europe	429,088	2,353,414	120.5%

U.S. Commercial and State Government	600,211	2,250,655	119.0%

Canada	384,029	2,305,163	121.0%

U.S. Federal	448,945	1,449,591	89.5%

U.K. and Australia	441,053	1,837,174	118.2%

Central and Eastern Europe	331,365	1,679,855	125.6%

Scandinavia	142,438	983,344	91.7%

Finland, Poland and Baltics	143,642	983,752	124.1%

5.2. FOREIGN EXCHANGE

The Company operates globally and is exposed to changes in foreign currency rates. Accordingly, as prescribed by IFRS, we value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates. We report all dollar amounts in Canadian dollars.

Closing foreign exchange rates

As at September 30,	2021	2020	Change

U.S. dollar	1.2676	1.3325	(4.9%	)

Euro	1.4678	1.5622	(6.0%	)

Indian rupee	0.0171	0.0181	(5.5%	)

British pound	1.7075	1.7216	(0.8%	)

Swedish krona	0.1447	0.1487	(2.7%	)

Average foreign exchange rates

For the three months ended September 30,	2021	2020	Change

U.S. dollar	1.2598	1.3327	(5.5%	)

Euro	1.4848	1.5579	(4.7%	)

Indian rupee	0.0170	0.0179	(5.0%	)

British pound	1.7360	1.7215	0.8%

Swedish krona	0.1457	0.1503	(3.1%	)

FISCAL 2021 RESULTS – 37

MANAGEMENT’S DISCUSSION AND ANALYSIS

5.3. REVENUE DISTRIBUTION

The following charts provide additional information regarding our revenue mix for the quarter ended September 30, 2021:

Service Type			Client Geography			Vertical Market
A.	Managed IT and Business Process Services	56%	A.	U.S.	31%	A.	Government	35%
B.	Business consulting, strategic IT consulting and systems integration	44%	B.	Canada	16%	B.	MRD	23%
			C.	France	14%	C.	Financial services	22%
			D.	U.K.	13%	D.	Communications & utilities	14%
			E.	Germany	7%	E.	Health	6%
			F.	Finland	6%
			G.	Sweden	6%
			H.	Rest of the world	7%

5.3.1. Client Concentration

IFRS guidance on segment disclosures defines a single customer as a group of entities that are known to the reporting entity to be under common control. As a consequence, our work for the U.S. federal government including its various agencies represented 13.1% of our revenue for Q4 2021 as compared to 14.5% for Q4 2020.

5.4. REVENUE BY SEGMENT

The following table provides a summary of the year-over-year changes in our revenue, in total and by segment, separately showing the impacts of foreign currency exchange rate variations between the Q4 2021 and Q4 2020 periods. The Q4 2020 revenue by segment was recorded reflecting the actual average foreign exchange rates for that period. The foreign exchange impact is the difference between the current period’s actual results and the current period’s results converted with the prior year’s average foreign exchange rates.

Change
For the three months ended September 30,
20	21	2020	$	%
In thousands of CAD except for percentages

Total CGI revenue	3,007,458	2,925,560	81,898	2.8%

Variation prior to foreign currency impact	6.4%

Foreign currency impact	(3.6%)

Variation over previous period	2.8%

Western and Southern Europe

Revenue prior to foreign currency impact	491,973	433,064	58,909	13.6%

Foreign currency impact	(22,301)

Western and Southern Europe revenue	469,672	433,064	36,608	8.5%

U.S. Commercial and State Government

Revenue prior to foreign currency impact	512,432	461,371	51,061	11.1%

Foreign currency impact	(26,684)

U.S. Commercial and State Government revenue	485,748	461,371	24,377	5.3%

Canada

Revenue prior to foreign currency impact	438,379	396,755	41,624	10.5%

Foreign currency impact	240

Canada revenue	438,619	396,755	41,864	10.6%

U.S. Federal

Revenue prior to foreign currency impact	430,744	431,376	(632)	(0.1%)

Foreign currency impact	(23,040)

U.S. Federal revenue	407,704	431,376	(23,672)	(5.5%)

U.K. and Australia

Revenue prior to foreign currency impact	350,197	347,473	2,724	0.8%

Foreign currency impact	2,808

U.K. and Australia revenue	353,005	347,473	5,532	1.6%

Central and Eastern Europe

Revenue prior to foreign currency impact	337,906	306,840	31,066	10.1%

Foreign currency impact	(14,833)

Central and Eastern Europe revenue	323,073	306,840	16,233	5.3%

Scandinavia

Revenue prior to foreign currency impact	226,571	234,190	(7,619)	(3.3%)

Foreign currency impact	(6,624)

Scandinavia revenue	219,947	234,190	(14,243)	(6.1%)

Finland, Poland and Baltics

Revenue prior to foreign currency impact	183,253	178,412	4,841	2.7%

Foreign currency impact	(8,782)

Finland, Poland & Baltics revenue	174,471	178,412	(3,941)	(2.2%)

FISCAL 2021 RESULTS – 39

MANAGEMENT’S DISCUSSION AND ANALYSIS

				Change
For the three months ended September 30,
	2	021	2020	$	%
In thousands of CAD except for percentages

Asia Pacific

Revenue prior to foreign currency impact	191,296		171,585	19,711	11.5%

Foreign currency impact	(9,289)

Asia Pacific revenue	182,007		171,585	10,422	6.1%

Eliminations	(46,788)		(35,506)	(11,282)	31.8%

We ended the fourth quarter of Fiscal 2021 with revenue of $3,007.5 million, an increase of $81.9 million, or 2.8% when compared to the same period of Fiscal 2020. On a constant currency basis, revenue increased by $186.7 million or 6.4%. Foreign currency rate fluctuations unfavourably impacted our revenue by $104.8 million or 3.6%. The increase was mainly due to growth across all vertical markets, as well as recent business acquisitions.

5.4.1. Western and Southern Europe

Revenue in our Western and Southern Europe segment was $469.7 million in Q4 2021, an increase of $36.6 million or 8.5% over the same period last year. On a constant currency basis, revenue increased by $58.9 million or 13.6%. The increase in revenue was mainly the result of growth across all vertical markets, predominantly within the MRD and government vertical markets.

On a client geographic basis, the top two Western and Southern Europe vertical markets were MRD and financial services, generating combined revenues of approximately $283 million for the three months ended September 30, 2021.

5.4.2. U.S. Commercial and State Government

Revenue from our U.S. Commercial and State Government segment was $485.7 million in Q4 2021, an increase of $24.4 million or 5.3% compared to the same period last year. On a constant currency basis, revenue increased by $51.1 million or 11.1%. The increase was mainly due to recent acquisitions, a prior year unfavorable adjustment on a project, as well as higher work volumes within the financial services vertical market. This was in part offset by a higher proportion of client projects delivered by our global delivery centers of excellence in Asia-Pacific (see section 5.4.9. of the present document).

On a client geographic basis, the top two U.S. Commercial and State Government vertical markets were financial services and government, generating combined revenues of approximately $296 million for the three months ended September 30, 2021.

5.4.3. Canada

Revenue in our Canada segment was $438.6 million in Q4 2021, an increase of $41.9 million or 10.6% over the same period last year. On a constant currency basis, revenue increased by $41.6 million or 10.5%. The increase was mainly due to growth within the financial services, MRD and communications & utilities vertical markets. This was in part offset by a higher proportion of client projects delivered by our global delivery centers of excellence in Asia-Pacific (see section 5.4.9. of the present document).

On a client geographic basis, the top two Canada vertical markets were financial services and communications & utilities, generating combined revenues of approximately $308 million for the three months ended September 30, 2021.

5.4.4. U.S. Federal

Revenue in our U.S. Federal segment was $407.7 million in Q4 2021, a decrease of $23.7 million or 5.5% over the same period last year. On a constant currency basis, revenue decreased by $0.6 million or 0.1%. The change was mainly due to lower transaction volumes from our travel related IP business process services in part related to COVID-19. This was partly offset by new and existing business in IT support services as and unfavourable adjustments on client contracts in the prior year.

For the three months ended September 30, 2021, 87% of revenues within the U.S. Federal segment were federal civilian based.

5.4.5. U.K. and Australia

Revenue in our U.K. and Australia segment was $353.0 million in Q4 2021, an increase of $5.5 million or 1.6% over the same period last year. On a constant currency basis, revenue increased by $2.7 million or 0.8%. The increase was mainly due to growth within the government vertical market and increased equipment sales within the government vertical market. This was partially offset by completion of projects within the communications & utilities vertical market.

On a client geographic basis, the top two U.K. and Australia vertical markets were government and communications & utilities, generating combined revenues of approximately $281 million for the three months ended September 30, 2021.

5.4.6. Central and Eastern Europe

Revenue in our Central and Eastern Europe segment was $323.1 million in Q4 2021, an increase of $16.2 million or 5.3% over the same period last year. On a constant currency basis, revenue increased by $31.1 million or 10.1%. The increase in revenue was primarily due to new managed IT service revenues and higher work volume within the government, MRD and financial services vertical markets.

On a client geographic basis, the top two Central and Eastern Europe vertical markets were MRD and government, generating combined revenues of approximately $210 million for the three months ended September 30, 2021.

5.4.7. Scandinavia

Revenue in our Scandinavia segment was $219.9 million, a decrease of $14.2 million or 6.1% over the same period last year. On a constant currency basis, revenue decreased by $7.6 million or 3.3%. The decrease was mainly driven by lower work volume and projects successfully completed within the government vertical market, as well as the sale of a non-profitable business related to a past acquisition. This was partially offset by new business in Denmark.

On a client geographic basis, the top two Scandinavia vertical markets were MRD and government, generating combined revenues of approximately $159 million for the three months ended September 30, 2021.

5.4.8. Finland, Poland and Baltics

Revenue in our Finland, Poland and Baltics segment was $174.5 million in Q4 2021, a decrease of $3.9 million or 2.2% over the same period last year. On a constant currency basis, revenue increased by $4.8 million or 2.7% mainly due to new business in the financial services and health vertical markets, as well as higher work volumes in the MRD vertical market. This was partially offset by lower work volume within the government vertical market.

On a client geographic basis, the top two Finland, Poland and Baltics vertical markets were government and financial services, generating combined revenues of approximately $106 million for the three months ended September 30, 2021.

5.4.9. Asia Pacific

Revenue in our Asia Pacific segment was $182.0 million, an increase of $10.4 million or 6.1% over the same period last year. On a constant currency basis, revenue increased by $19.7 million or 11.5%. The increase was mainly driven by the continued demand for our offshore delivery centers, predominantly within the financial services and communications & utilities vertical markets, primarily from North America.

FISCAL 2021 RESULTS – 41

MANAGEMENT’S DISCUSSION AND ANALYSIS

5.5. ADJUSTED EBIT BY SEGMENT

			Change
For the three months ended September 30,
	2021	2020	$	%
In thousands of CAD except for percentages

Western and Southern Europe	65,513	59,742	5,771	9.7%

As a percentage of segment revenue	13.9%	13.8%

U.S. Commercial and State Government	78,323	66,474	11,849	17.8%

As a percentage of segment revenue	16.1%	14.4%

Canada	91,654	85,602	6,052	7.1%

As a percentage of segment revenue	20.9%	21.6%

U.S. Federal	69,365	58,073	11,292	19.4%

As a percentage of segment revenue	17.0%	13.5%

U.K. and Australia	55,090	55,749	(659)	(1.2%)

As a percentage of segment revenue	15.6%	16.0%

Central and Eastern Europe	41,929	38,223	3,706	9.7%

As a percentage of segment revenue	13.0%	12.5%

Scandinavia	11,089	7,805	3,284	42.1%

As a percentage of segment revenue	5.0%	3.3%

Finland, Poland and Baltics	29,310	32,931	(3,621)	(11.0%)

As a percentage of segment revenue	16.8%	18.5%

Asia Pacific	51,067	52,964	(1,897)	(3.6%)

As a percentage of segment revenue	28.1%	30.9%

Adjusted EBIT	493,340	457,563	35,777	7.8%

Adjusted EBIT margin	16.4%	15.6%

Adjusted EBIT for the quarter was $493.3 million, an increase of $35.8 million from Q4 2020. The adjusted EBIT margin increased to 16.4% from 15.6% for the same period last year. The increase was mainly due to improved utilization and prior year non-recurring adjustments on client contracts. This was partly offset by the impact of lower performance based compensation in the prior year, mainly due to COVID-19.

5.5.1. Western and Southern Europe

Adjusted EBIT in the Western and Southern Europe segment was $65.5 million in Q4 2021, an increase of $5.8 million when compared to Q4 2020. Adjusted EBIT margin increased to 13.9% from 13.8% in Q4 2020, mainly due to improved utilization as well as lower COVID-19 related expenses as compared to last year, in part offset by higher performance based compensation.

5.5.2. U.S. Commercial and State Government

Adjusted EBIT in the U.S. Commercial and State Government segment was $78.3 million in Q4 2021, an increase of $11.8 million when compared to Q4 2020. Adjusted EBIT margin increased to 16.1% from 14.4% in Q4 2020. The increase in adjusted EBIT margin was mainly due to the reevaluation of cost to complete on a project and a litigation provision, both in the prior year. This was in part offset by higher performance based compensation.

5.5.3. Canada

Adjusted EBIT in the Canada segment was $91.7 million in Q4 2021, an increase of $6.1 million when compared to Q4 2020. Adjusted EBIT margin decreased to 20.9% from 21.6% in Q4 2020. The decrease in adjusted EBIT margin was mainly due to lower tax credits and higher performance based compensation. This was partly offset by cost reduction efforts (see section 3.7.2. of the present document) resulting in improved utilization and prior year adjustments on client contracts.

5.5.4. U.S. Federal

Adjusted EBIT in the U.S. Federal segment was $69.4 million in Q4 2021, an increase of $11.3 million when compared to Q4 2020. Adjusted EBIT margin increased to 17.0% from 13.5% in Q4 2020. The increase in adjusted EBIT margin was primarily due to lower performance based compensation, a more profitable business mix and unfavourable adjustments on client contracts in the prior year.

5.5.5. U.K. and Australia

Adjusted EBIT in the U.K. and Australia segment was $55.1 million in Q4 2021, a decrease of $0.7 million when compared to Q4 2020. Adjusted EBIT margin decreased to 15.6% from 16.0% in Q4 2020. The decrease in adjusted EBIT margin was mainly due to the favourable impact of a client contract resolution in the prior year, partly offset by the decrease in amortization of client relationships.

5.5.6. Central and Eastern Europe

Adjusted EBIT in the Central and Eastern Europe segment was $41.9 million in Q4 2021, an increase of $3.7 million when compared to Q4 2020. Adjusted EBIT margin increased to 13.0% from 12.5% in Q4 2020 driven by improved utilization and a decrease in amortization of client relationships, in part offset by higher performance based compensation.

5.5.7. Scandinavia

Adjusted EBIT in the Scandinavia segment was $11.1 million in Q4 2021, an increase of $3.3 million when compared to Q4 2020. Adjusted EBIT margin increased to 5.0% from 3.3% in Q4 2020. The increase in adjusted EBIT margin was mainly driven by a reduction of usage of subcontractors, a decrease in amortization of client relationships, profitable new business in Denmark and savings generated from a restructuring plan (see section 3.7.2. of the present document). This was partly offset by an adjustment on a client contract.

5.5.8. Finland, Poland and Baltics

Adjusted EBIT in our Finland, Poland and Baltics segment was $29.3 million Q4 2021, a decrease of $3.6 million, when compared to the same period last year. Adjusted EBIT margin decreased to 16.8% from 18.5% mainly due to projects successfully completed within the government vertical market and the temporary payroll tax relief in the prior year due to COVID-19.

5.5.9. Asia Pacific

Adjusted EBIT in the Asia Pacific segment was $51.1 million in Q4 2021, a decrease of $1.9 million when compared to Q4 2020, while the adjusted EBIT margin decreased to 28.1% from 30.9% Q4 2020. The change in adjusted EBIT margin was mostly due to lower utilization driven by an increased hiring, higher COVID-19 related member support costs and higher performance based compensation. This was in part offset by the net impact of foreign currency transactions.

FISCAL 2021 RESULTS – 43

MANAGEMENT’S DISCUSSION AND ANALYSIS

5.6. NET EARNINGS AND EARNINGS PER SHARE

The following table sets out the information supporting the earnings per share calculations:

			Change
For the three months ended September 30,
	2021	2020	$	%
In thousands of CAD except for percentage and shares data

Adjusted EBIT	493,340	457,563	35,777	7.8%

Minus the following items:

Acquisition-related and integration costs	1,169	5,302	(4,133)	(78.0%)

Restructuring costs	—	84,255	(84,255)	—

Net finance costs	27,733	30,424	(2,691)	(8.8%)

Earnings before income taxes	464,438	337,582	126,856	—

Income tax expense	118,504	85,668	32,836	38.3%

Effective tax rate	25.5%	25.4%

Net earnings	345,934	251,914	94,020	37.3%

Margin	11.5%	8.6%

Weighted average number of shares

Class A subordinate voting shares and Class B multiple voting shares (basic)	244,068,210	258,210,169		(5.5%)

Class A subordinate voting shares and Class B multiple voting shares (diluted)	248,208,258	261,790,231		(5.2%)

Earnings per share (in dollars)

Basic EPS	1.42	0.98	0.44	44.9%

Diluted EPS	1.39	0.96	0.43	44.8%

For the three months ended September 30, 2021, the income tax expense was $118.5 million compared to $85.7 million over the same period last year, while our effective tax rate increased to 25.5% from 25.4%. The increase in the income tax rate is mainly attributable to a different profitability mix in certain geographies.

For Q4 2021, CGI’s basic and diluted weighted average number of shares decreased compared to Q4 2020 due to the impact of the purchase for cancellation of Class A Shares during the previous quarters. This was partly offset by the exercise of stock options during the year.

5.6.1. Net Earnings and Earnings per Share Excluding Specific Items

Below is a table showing the year-over-year comparison excluding specific items, namely acquisition-related and integration costs as well as restructuring costs :

			Change
For the three months ended September 30,
	2021	2020	$	%

In thousands of CAD except for percentage and shares data

Earnings before income taxes	464,438	337,582	126,856	37.6%

Add back:

Acquisition-related and integration costs	1,169	5,302	(4,133)	(78.0%)

Restructuring costs	—	84,255	(84,255)	(100.0)

Earnings before income taxes excluding specific items	465,607	427,139	38,468	9.0%

Income tax expense	118,504	85,668	32,836	38.3%

Effective tax rate	25.5%	25.4%

Add back:

Tax deduction on acquisition-related and integration costs	240	1,210	(970)	(80.2%)

Impact on effective tax rate	—%	—%

Tax deduction on restructuring costs	—	21,871	(21,871)	(100.0)

Impact on effective tax rate	—%	0.1%

Income tax expense excluding specific items	118,744	108,749	9,995	9.2%

Effective tax rate excluding specific items	25.5%	25.5%

Net earnings excluding specific items	346,863	318,390	28,473	8.9%

Net earnings excluding specific items margin	11.5%	10.9%

Weighted average number of shares outstanding

Class A subordinate voting shares and Class B multiple voting shares (basic)	244,068,210	258,210,169		(5.5%)

Class A subordinate voting shares and Class B multiple voting shares (diluted)	248,208,258	261,790,231		(5.2%)

Earnings per share excluding specific items (in dollars)

Basic EPS	1.42	1.23	0.19	15.4%

Diluted EPS	1.40	1.22	0.18	14.8%

FISCAL 2021 RESULTS – 45

MANAGEMENT’S DISCUSSION AND ANALYSIS

5.7. CONSOLIDATED STATEMENTS OF CASH FLOWS

As at September 30, 2021, cash and cash equivalents were $1,699.2 million. The following table provides a summary of the generation and use of cash and cash equivalents for the quarters ended September 30, 2021 and 2020.

For the three months ended September 30,	2021	2020	Change
In thousands of CAD

Cash provided by operating activities	526,934	492,000	34,934

Cash used in investing activities	(80,109)	(67,996)	(12,113)

Cash used in financing activities	(30,044)	(90,724)	60,680

Effect of foreign exchange rate changes on cash and cash equivalents	15,468	9,426	6,042

Net increase in cash and cash equivalents	432,249	342,706	89,543

5.7.1. Cash Provided by Operating Activities

For Q4 2021, cash provided by operating activities was $526.9 million compared to $492.0 million in Q4 2020, or 17.5% of revenue compared to 16.8% last year.

The following table provides a summary of the generation and use of cash from operating activities.

For the three months ended September 30,	2021	2020	Change
In thousands of CAD

Net earnings	345,934	251,914	94,020

Amortization, depreciation and impairment	127,619	152,459	(24,840)

Other adjustments [1]	23,620	22,957	663

Cash flow from operating activities before net change in non-cash working capital items	497,173	427,330	69,843

Net change in non-cash working capital items:

Accounts receivable, work in progress and deferred revenue	(22,756)	151,583	(174,339)

Accounts payable and accrued liabilities, accrued compensation and employee-related liabilities, provisions and long-term liabilities	24,921	(14,054)	38,975

Other [2]	27,596	(72,859)	100,455

Net change in non-cash working capital items	29,761	64,670	(34,909)

Cash provided by operating activities	526,934	492,000	34,934

[1]	Comprised of deferred income taxes (recovery) expense, foreign exchange loss (gain), gain on leases terminations, loss on sale of business and share-based payment costs.
[2]	Comprised of prepaid expenses and other assets, long-term financial assets, retirement benefits obligations, derivative financial instruments and income taxes.

For the three months ended September 30, 2021, cash provided by operating activities was $526.9 million, up $34.9 million for the same period last year due mainly to higher net earnings offset by a lesser impact from the net change in non-cash working capital items and lower amortization and depreciation. The net change in non-cash working capital items of $29.8 million for fiscal 2021 was mostly due to the increase of accounts payables and the increase in accrued compensation and employee-related liabilities, mainly from performance-based compensation to our members. This was partially offset by the decrease related to accrued vacation and the collection of tax credits.

The timing of our working capital inflows and outflows will always have an impact on the cash flow from operations.

5.7.2. Cash Used in Investing Activities

For Q4 2021, $80.1 million was used in investing activities while $68.0 million was used in the prior year.

The following table provides a summary of the generation and use of cash from investing activities:

For the three months ended September 30,	2021	2020	Change
In thousands of CAD

Business acquisitions	(4,496)	7,083	(11,579)

Purchase of property, plant and equipment	(31,992)	(31,513)	(479)

Additions to contract costs	(15,201)	(19,166)	3,965

Additions to intangible assets	(28,636)	(29,410)	774

Net change in short-term investments and purchase of long-term investments	216	5,010	(4,794)

Cash used in investing activities	(80,109)	(67,996)	(12,113)

The increase of $12.1 million in cash used in investing activities during the three months ended September 30, 2021 was mainly due to higher investment in business acquisitions.

5.7.3. Cash Used in Financing Activities

For the three months ended September 30,	2021	2020	Change
In thousands of CAD

Increase of long-term debt	1,851,997	8,055	1,843,942

Repayment of long-term debt	(1,845,702)	(65,667)	(1,780,035)

Payment of lease liabilities	(38,845)	(39,820)	975

	(32,550)	(97,432)	64,882

Repayment of debt assumed in a business acquisition	—	(38)	38

Settlement of derivative financial instruments	(6,992)	(3,903)	(3,089)

Issuance of Class A subordinate voting shares	9,498	10,649	(1,151)

Cash used in financing activities	(30,044)	(90,724)	60,680

During Q4 2021, we increased by $1,852.0 million our long-term debt mainly driven by the issuance of senior unsecured notes for an amount of $1,847.3 million as outlined in the section 2.5. of the present document, and repaid $1,845.7 million of our long-term debt mainly due by the repayment in full of the 2020 Term Loan in an amount of $1,583.5 million (US$1,250.0 million), and the scheduled repayments of senior unsecured notes in the amount of $259.7 million. We also paid $38.8 million of lease liabilities. During Q4 2020, we used $65.7 million to reduce our long-term debt, mainly driven by scheduled repayments on senior unsecured notes in the amount of $65.9 million, and we paid $39.8 million of lease liabilities.

In Q4 2021, we received $9.5 million in proceeds from the exercise of stock options, compared to $10.6 million during the same period last year.

FISCAL 2021 RESULTS – 47

MANAGEMENT’S DISCUSSION AND ANALYSIS

6.	Eight Quarter Summary

As at and for the three months ended	Sep. 30, 2021	Jun. 30, 2021	Mar. 31, 2021	Dec. 31, 2020	Sep. 30, 2020	Jun. 30, 2020	Mar. 31, 2020	Dec. 31, 2019
In millions of CAD unless otherwise noted

Growth

Revenue	3,007.5	3,021.4	3,078.5	3,019.4	2,925.6	3,052.7	3,131.1	3,054.7

Year-over-year revenue growth	2.8%	(1.0%)	(1.7%)	(1.2%)	(1.1%)	(2.2%)	2.0%	3.1%

Constant currency year-over-year revenue growth	6.4%	3.5%	(1.7%)	(3.6%)	(4.5%)	(3.5%)	3.0%	4.8%

Backlog	23,059	23,345	23,094	22,769	22,673	22,295	22,994	22,292

Bookings	2,921	3,634	3,892	3,397	3,474	2,841	2,783	2,749

Book-to-bill ratio	97.1%	120.3%	126.4%	112.5%	118.8%	93.1%	88.9%	90.0%

Book-to-bill ratio trailing twelve months	114.2%	119.5%	112.6%	103.0%	97.4%	96.6%	97.0%	101.3%

Profitability

Adjusted EBIT[1]	493.3	476.8	486.3	495.7	457.6	448.0	483.2	474.1

Adjusted EBIT margin	16.4%	15.8%	15.8%	16.4%	15.6%	14.7%	15.4%	15.5%

Net earnings	345.9	338.5	341.2	343.5	251.9	260.9	314.8	290.2

Net earnings margin	11.5%	11.2%	11.1%	11.4%	8.6%	8.5%	10.1%	9.5%

Diluted EPS (in dollars)	1.39	1.36	1.34	1.32	0.96	1.00	1.18	1.06

Net earnings excluding specific items[1]	346.9	339.0	341.9	347.2	318.4	308.4	338.4	334.9

Net earnings margin excluding specific items	11.5%	11.2%	11.1%	11.5%	10.9%	10.1%	10.8%	11.0%

Diluted EPS excluding specific items (in dollars)[1]	1.40	1.36	1.35	1.33	1.22	1.18	1.26	1.23

Liquidity

Cash provided by operating activities	526.9	418.9	572.6	597.5	492.0	584.8	396.5	465.3

As a % of revenue	17.5%	13.9%	18.6%	19.8%	16.8%	19.2%	12.7%	15.2%

Days sales outstanding	45	44	39	44	47	48	51	49

Capital structure

Net debt	2,535.9	2,956.6	2,938.7	2,672.5	2,777.9	3,243.5	3,792.3	2,810.6

Net debt to capitalization ratio	26.6%	30.9%	30.9%	27.1%	27.7%	31.8%	35.9%	28.4%

Return on equity	19.8%	18.4%	17.2%	16.6%	16.0%	17.3%	18.0%	18.0%

Return on invested capital	14.9%	13.8%	12.8%	12.4%	12.1%	13.0%	13.9%	14.4%

Balance sheet

Cash and cash equivalents, and short-term	1,700.2	1,267.1	1,339.8	1,675.1	1,709.5	1,371.1	314.0	223.2

investments

Total assets	15,021.0	14,599.3	14,719.9	15,271.0	15,550.4	15,343.3	14,597.2	13,863.6

Long-term financial liabilities[2]	3,659.8	3,453.0	3,508.1	3,598.1	4,030.6	4,363.5	3,889.1	2,766.3

[1]

Please refer to sections 3.7. and 3.8.3. of each quarter’s respective MD&A for the reconciliation of non-GAAP financial measures for the quarterly periods of 2020 and 2021. For Fiscal 2020 year ending period, please refer to sections 5.6. and 5.6.1.

[2]	Long-term financial liabilities include the long-term portion of the debt, long-term portion of lease liabilities and the long-term derivative financial instruments.

There are factors causing quarterly variances which may not be reflective of the Company’s future performance. There is seasonality in system integration and consulting work, and the quarterly performance of these operations is impacted by occurrences such as vacations and the number of statutory holidays in any given quarter. Managed IT and business process services contracts are affected to a lesser extent by seasonality. Also, the workflow from some clients may fluctuate from quarter to quarter based on their business cycle and the seasonality of their own operations. Further, the savings that we generate for a client on a given managed IT and business process services contract may temporarily reduce our revenue stream from this client, as these savings may not be immediately offset by additional work performed for this client.

Cash flow from operating activities could vary significantly from quarter to quarter depending on the timing of monthly payments received from large clients, cash requirements associated with large acquisitions, managed IT and business process services contracts and projects, the timing of the reimbursements for various tax credits as well as profit sharing payments to members and the timing of restructuring cost payments.

Foreign exchange fluctuations can also contribute to quarterly variances as our percentage of operations in foreign countries evolves. The effect from these variances is primarily on our revenue and to a much lesser extent, on our margin as we benefit, as much as possible, from natural hedges.

FISCAL 2021 RESULTS – 49

MANAGEMENT’S DISCUSSION AND ANALYSIS

7.	Changes in Accounting Policies

The audited consolidated financial statements for the year ended September 30, 2021 and 2020 include all adjustments that CGI’s management considers necessary for the fair presentation of its financial position, results of operations, and cash flows.

CHANGE IN ACCOUNTING POLICY - ACCRUED COMPENSATION AND EMPLOYEE-RELATED LIABILITIES

During the year ended September 30, 2021, the Company modified the presentation of employee’s related liabilities which mainly include payroll related benefits accruals and remittances due to governments to reflect a preferable classification of the nature of these items. Previously under Accounts payable and accrued liabilities these items are now included under Accrued compensation and employee-related liabilities for an amount of $229.7 million as at September 30, 2021. An amount of $211.8 million, as at September 30, 2020, was reclassified for comparability.

ADOPTION OF ACCOUNTING INTERPRETATION

Configuration or customization costs in a cloud computing arrangement - IAS 38

For the year ended September 30, 2021, the Company considered and applied the IFRS Interpretations Committee agenda decision on configuration or customization costs in a cloud computing arrangement, more specifically on Software as a Service arrangements. The agenda decision clarifies that configuration or customization costs under such arrangements often do not meet the capitalization criteria under IAS 38 Intangible assets. Judgement is required to determine if the capitalization criteria are met. The adoption of the interpretation was considered retrospectively and did not have a material impact on the Company’s consolidated financial statements.

FUTURE ACCOUNTING STANDARD CHANGES

The following standard is effective as of October 1, 2021 for the Company.

IBOR reform with amendments to IFRS 9, IAS 39, IFRS 7 and IFRS 16

In August 2020, the IASB issued Interest Rate Benchmark Reform-Phase 2, which amends IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Measurement, IFRS 7 Financial Instruments: Disclosures and IFRS 16 Leases. The amendments complement those issued in 2019 and focus on the effects on financial statements when a company replaces the old interest rate benchmark with an alternative benchmark rate as a result of the reform.

For financial instruments at amortized cost, the amendment introduces a practical expedient such that if a change to contractual cash flow occurs as a direct consequence of the interbank offered rates (IBORs) reform and on economically equivalent terms to the previous basis, it will not result in an immediate gain or loss recognition. As for hedge accounting, the practical expedient allows hedge instruments relationship directly affected by the reform to continue. However, additional ineffectiveness might need to be recorded.

The Company has financial instruments exposed to the 1 month USD Libor rate which is planned to expire in June 2023. As at September 30, 2021, the only instruments with a maturity date subsequent to June 2023 directly impacted by the IBORs reform are the unsecured committed term loan credit facility and the related cross-currency interest rate swaps (the hedging instruments) expiring in December 2023.

The implementation of this amendment will result in no impact on the Company’s consolidated financial statements on adoption date. The Company is currently managing the process to transition the existing impacted agreements to an alternative rate.

The following standard has been issued and will be effective on October 1, 2022 for the Company, with earlier application permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

Onerous contracts – Cost of Fulfilling a Contract - Amendments to IAS 37

In May, 2020, the IASB amended IAS 37 Provisions, Contingent Liabilities and Contingent Assets. The amendment clarifies that for assessing whether a contract is onerous, the cost of fulfilling the contract includes both the incremental cost of fulfilling that contract and an allocation of other costs that relates directly to fulfilling the contract.

The following standards have been issued and will be effective on October 1, 2023 for the Company, with earlier application permitted. The Company is currently evaluating the impact of those standards on its consolidated financial statements.

Classification of Liabilities as Current or Non-current – Amendments to IAS 1

In January, 2020, the IASB amended IAS 1 Presentation of Financial Statements. The amendment clarifies that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period which only impacts the presentation of liabilities in the balance sheet. The classification is unaffected by expectations about whether the Company will exercise its right to defer settlement of a liability.

Disclosure of Accounting Policy Information – Amendments to IAS 1 and IFRS Practice Statement 2

In February, 2021, the IASB amended IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements to require the Company to disclose its material accounting policy information rather than its significant accounting policies.

Definition of Accounting Estimates – Amendments to IAS 8

In February, 2021, the IASB amended IAS 8 Accounting Policies, Changes in Accounting estimates and Errors to introduce a definition of accounting estimates and to help entities distinguish changes in accounting policies from changes in accounting estimates. This distinction is important because changes in accounting policies must be applied retrospectively while changes in accounting estimates are accounted for prospectively.

Deferred Tax related to Assets and Liabilities arising from a Single Transaction – Amendments to IAS 12

In May 2021, the IASB amended IAS 12 Income Taxes, to narrow the scope of the initial recognition exemption so that it does not apply to transactions that give rise to equal and offsetting temporary differences.

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8.	Critical Accounting Estimates

The Company’s significant accounting policies are described in note 3 of the audited consolidated financial statements for the years ended September 30, 2021 and 2020. Certain of these accounting policies, listed below, require management to make accounting estimates and judgements that affect the reported amounts of assets, liabilities and equity and the accompanying disclosures at the date of the audited consolidated financial statements as well as the reported amounts of revenue and expenses during the reporting period. These accounting estimates are considered critical because they require management to make subjective and/or complex judgements that are inherently uncertain and because they could have a material impact on the presentation of our financial condition, changes in financial condition or results of operations.

The uncertainties around the COVID-19 pandemic required the use of judgements and estimates which resulted in no material impact for the period ended September 30, 2021. The Company will continue to monitor the impact of the development of the COVID-19 pandemic in future reporting periods.

Areas impacted by estimates	Consolidated balance sheets		Consolidated statements of earnings

		Revenue	Cost of services, selling and administrative	Amortization and depreciation	Net finance costs	Income taxes

Revenue recognition[1]	✓	✓	✓

Goodwill impairment	✓			✓

Right-of-use assets	✓			✓	✓

Business combinations	✓	✓	✓	✓		✓

Income taxes	✓					✓

Litigation and claims	✓	✓	✓

[1]	Affects the balance sheet through accounts receivable, work in progress, provision and deferred revenue.

Revenue recognition

Relative selling price

If an arrangement involves the provision of multiple performance obligations, the total arrangement value is allocated to each performance obligation based on its relative stand-alone selling price. At least on a yearly basis, the Company reviews its best estimate of the stand-alone selling price which is established by using a reasonable range of prices for the various services and solutions offered by the Company based on local market information available. Information used in determining the range is mainly based on recent contracts signed and the economic environment. A change in the range could have a material impact on the allocation of total arrangement value, and therefore on the amount and timing of revenue recognition.

Business consulting, strategic IT consulting and and systems integration under fixed fee arrangements

Revenue from business consulting, strategic IT consulting and and systems integration services under fixed-fee arrangements is recognized using the percentage-of-completion method over time, as the Company has no alternative use for the asset created and has an enforceable right to payment for performance completed to date. The Company primarily uses labour costs or labour hours to measure the progress towards completion. Project managers monitor and re-evaluate project forecasts on a monthly basis. Forecasts are reviewed to consider factors such as: changes to the scope of the contracts, delays in reaching milestones and new complexities in the project delivery. Forecasts can also be affected by market risks such as the availability and retention of qualified IT professionals and/or the ability of the subcontractors to perform their obligations within agreed upon budget and time frames. To the extent that actual labour hours or labour costs could vary from estimates, adjustments to revenue following the review of the costs to complete on projects are reflected in the period in which the facts that give rise to the revision occur. Whenever the total costs are forecasted to be higher than the total revenue, a provision for an onerous revenue-generating contract is recorded.

Goodwill impairment

The carrying value of goodwill is tested for impairment annually or if events or changes in circumstances indicate that the carrying value may be impaired. In order to determine if a goodwill impairment test is required, management reviews different factors on a quarterly basis, such as changes in technological or market environment, changes in assumptions used to derive the weighted average cost of capital and actual financial performance compared to planned performance.

The recoverable amount of each segment has been determined based on its value in use calculation, which includes estimates about their future financial performance based on cash flows approved by management. However, factors such as our ability to continue developing and expanding services offered to address emerging business demands and technology trends, a lengthened sales cycle and our ability to hire and retain qualified IT professionals affect future cash flows, and actual results might differ from future cash flows used in the goodwill impairment test. Key assumptions used in goodwill impairment testing are presented in note 12 of the audited consolidated financial statements for the years ended September 30, 2021 and 2020. Historically, the Company has not recorded an impairment charge on goodwill.

Right-of-use assets

Estimates of the lease term

The Company estimates the lease term in order to calculate the value of the lease liability at the initial date of the lease. Management uses judgement to determine the appropriate lease term based on the conditions of each lease. The Company considers all facts that create incentive to exercise an extension option or not to take a termination option including leasehold improvements, significant modification of the underlying asset or a business decision. The extension or termination options are only included in the lease term if it is reasonably certain of being exercised.

Discount rate for leases

The discount rate is used to determine the initial carrying amount of the lease liabilities and the right-of-use assets. The Company estimates the incremental borrowing rate for each lease or portfolio of leased assets, as most of the implicit interest rates in the leases are not readily determinable. To calculate the incremental borrowing rate, the Company considers its creditworthiness, the term of the arrangement, any collateral received and the economic environment. The incremental borrowing rates are subject to change mainly due to changes in the economic environment.

A change in the assumptions used to determine the lease term could result in a significant impact on the right-of-use assets and the lease liabilities presented in the consolidated balance sheet as well as in the depreciation of the right-of-use assets and interest expense on lease liabilities.

Business combinations

Management makes assumptions when determining the acquisition-date fair value of the identifiable tangible and intangible assets acquired and liabilities assumed which involve estimates, such as the forecasting of future cash flows, discount rates and the useful lives of the assets acquired.

Additionally, management’s judgement is required in determining whether an intangible asset is identifiable and should be recorded separately from goodwill.

Changes in the above assumptions, estimates and judgements could affect our acquisition-date fair values and therefore could have material impacts on our audited consolidated financial statements. These changes are recorded as part of the purchase price allocation and therefore result in corresponding goodwill adjustments if they occurred during the measurement period, which does not exceed one year. All other subsequent changes are recorded in our consolidated statement of earnings.

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Income taxes

Deferred tax assets are recognized for unused tax losses and deductible temporary differences to the extent that it is probable that taxable profit will be available for their utilization. The Company considers the analysis of forecast and future tax planning strategies. Estimates of taxable profit are made based on the forecast by jurisdiction which are aligned with goodwill impairment testing assumptions, on an undiscounted basis. In addition, management considers factors such as substantively enacted tax rates, the history of the taxable profits and availability of tax strategies. Due to the uncertainty and the variability of the factors mentioned above, deferred tax assets are subject to change. Management reviews its assumptions on a quarterly basis and adjusts the deferred tax assets when appropriate.

The Company is subject to income tax laws in numerous jurisdictions. Judgement is required in determining the worldwide provision for income taxes as the determination of tax liabilities and assets involves uncertainties in the interpretation of complex tax regulations and requires estimates and assumptions considering the existing facts and circumstances. The Company provides for potential tax liabilities based on the most likely amount of the possible outcomes. Estimates are reviewed each reporting period and updated, based on new information available, and could result in changes to the income tax liabilities and deferred tax liabilities in the period in which such determinations are made.

Litigation and claims

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The accrued litigation and legal claim provisions are based on historical experience, current trends and other assumptions that are believed to be reasonable under the circumstances. Estimates include the period in which the underlying cause of the claim occurred and the degree of probability of an unfavourable outcome. Management reviews assumptions and facts surrounding outstanding litigation and claims on a quarterly basis, involves external counsel when necessary and adjusts such provisions accordingly. The Company has to be compliant with applicable law in many jurisdictions which increases the complexity of determining the adequate provision following a litigation review. Since the outcome of such litigation and claims is not predictable with assurance, those provisions are subject to change. Adjustments to litigation and claims provisions are reflected in the period when the facts that give rise to an adjustment occur.

9.	Integrity of Disclosure

The Board of Directors has the responsibility under its charter and under the securities laws that govern CGI’s continuous disclosure obligations to oversee CGI’s compliance with its continuous and timely disclosure obligations, as well as the integrity of the Company’s internal controls and management information systems. The Board of Directors carries out this responsibility mainly through its Audit and Risk Management Committee.

CGI’s Audit and Risk Management Committee is composed entirely of independent directors who meet the independence and experience requirements of National Instrument 52-110 adopted by the Canadian Securities Administrators as well as those of the New York Stock Exchange (NYSE) and the U.S. Securities and Exchange Commission (SEC). The role and responsibilities of the Audit and Risk Management Committee include: (i) reviewing public disclosure documents containing financial information concerning CGI; (ii) identifying and examining material financial and operating risks to which the Company is exposed, reviewing the various policies and practices of the Company that are intended to manage those risks, and reporting on a regular basis to the Board of Directors concerning risk management; (iii) reviewing and assessing the effectiveness of CGI’s accounting policies and practices concerning financial reporting; (iv) reviewing and monitoring CGI’s internal control procedures, programs and policies and assessing their adequacy and effectiveness; (v) reviewing the adequacy of CGI’s internal audit resources including the mandate and objectives of the internal auditor; (vi) recommending to the Board of Directors the appointment of the external auditor, assessing the external auditor’s independence, reviewing the terms of their engagement, conducting an annual auditor’s performance assessment, and pursuing ongoing discussions with them; (vii) reviewing related party transactions in accordance with the rules of the NYSE and other applicable laws and regulations; (viii) reviewing the audit procedures including the proposed scope of the external auditor’s examinations; and (ix) performing such other functions as are usually attributed to audit committees or as directed by the Board of Directors. In making its recommendation to the Board of Directors in relation to the annual appointment of the external auditor, the Audit and Risk Management Committee conducts an annual assessment of the external auditor’s performance following the recommendations of the Chartered Professional Accountants of Canada. The formal assessment is concluded in advance of the Annual General Meeting of Shareholders and is conducted with the assistance of key CGI personnel.

The Company has established and maintains disclosure controls and procedures designed to provide reasonable assurance that material information relating to the Company is made known to the Chief Executive Officer and the Chief Financial Officer by others, particularly during the period in which annual and interim filings are prepared, and that information required to be disclosed by the Company in its annual fillings, interim filings or other reports filed or submitted by the Company under Canadian and U.S. securities laws is recorded, processed, summarized and reported within the time periods specified under those laws and the related rules. As at September 30, 2021, management evaluated, under the supervision of and with the participation of the Chief Executive Officer and the Chief Financial Officer, the effectiveness of the Company’s disclosure controls and procedures as defined under National Instrument 52-109 adopted by the Canadian Securities Administrators and in Rule 13(a)-15(e) under the U.S. Securities Exchange Act of 1934, as amended. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as at September 30, 2021.

The Company has also established and maintains internal control over financial reporting, as defined under National Instrument 52-109 and in Rule 13(a)-15(f) under the U.S. Securities Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is a process designed under the supervision of the Chief Executive Officer and the Chief Financial Officer, and effected by management and other key CGI personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. However, because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Management evaluated, under the supervision of and with the participation of the Chief Executive Officer and the Chief Financial Officer, the effectiveness of the Company’s internal controls over financial reporting as at September 30, 2021, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013). Based on that evaluation, management, under the supervision of and with the participation of the Chief Executive Officer as well as the

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Chief Financial Officer concluded that the Company’s internal controls over financial reporting was effective as at September 30, 2021.

10.	Risk Environment

10.1. RISKS AND UNCERTAINTIES

While we are confident about our long-term prospects, a number of risks and uncertainties could affect our ability to achieve our strategic vision and objectives for growth. The following risks and uncertainties should be considered when evaluating our potential as an investment.

10.1.1. External Risks

We may be adversely affected by volatile, negative or uncertain economic and political conditions and the effects of these conditions on our clients’ businesses and levels of activity.

Economic and political conditions in the markets in which we operate have a bearing upon the results of our operations, directly and through their effect on the level of business activity of our clients. We can neither predict the impact that current economic and political conditions will have on our future revenue, nor predict changes in economic conditions or future political uncertainty. The level of activity of our clients and potential clients may be affected by an economic downturn or political uncertainty. Clients may cancel, reduce or defer existing contracts and delay entering into new engagements and may decide to undertake fewer IT systems projects resulting in limited implementation of new technology and smaller engagements. Since there may be fewer engagements, competition may increase and pricing for services may decline as competitors may decrease rates to maintain or increase their market share in our industry and this may trigger pricing adjustments related to the benchmarking obligations within our contracts. Economic downturns and political uncertainty make it more difficult to meet business objectives and may divert management’s attention and time from operating and growing our business. Our business, results of operations and financial condition could be negatively affected as a result of these factors.

We may be adversely affected by other external risks, such as terrorism, armed conflict, labour or social unrest, criminal activity, hostilities, disease, illness or health emergencies, natural disasters and climate change and the effects of these conditions on our clients and our business.

Additional external risks that could adversely impact the markets in which we operate, our industry and our business include terrorism, armed conflict, labour or social unrest, criminal activity, regional and international hostilities and international responses to these hostilities, and disease, illness or health emergencies that affect local, national or international economies. Additionally, the potential impacts of climate change are unpredictable and natural disasters, sea-level rise, floods, droughts or other weather-related events present additional external risks. Climate change risks can arise from physical risks (risks related to the physical effects of climate change) and transition risks (risks related to regulatory, legal, technological and market changes from a transition to a low-carbon economy) which may affect us or affect the financial viability of our clients leading to a reduction of demand and loss of business from such clients. Each of these risks could negatively impact our business, results of operation and financial condition.

Pandemics, including the COVID-19 pandemic, have caused, and may in the future cause disruptions in our operations and the operations of our clients (which may lead to increased risk and frequency of cybersecurity incidents), market volatility and economic disruption, which could adversely affect us.

A pandemic, including the COVID-19 pandemic, can create significant volatility and uncertainty and economic disruption. A pandemic poses the risk that our members, clients, contractors and business partners may be prevented from, or restricted in, conducting business activities for an indefinite period, including due to the transmission of the disease or to emergency measures or restrictions that may be requested or mandated by governmental authorities. The COVID-19 pandemic has resulted in governments worldwide enacting emergency measures to combat the spread of the virus, including the implementation of travel bans or restrictions, lock-downs, quarantine periods, social distancing, work-from-home policies and the temporary closure of non-essential businesses. Companies are also taking precautions, such as requiring employees to work remotely, imposing travel restrictions and temporarily closing businesses. These emergency measures and restrictions, and future measures and restrictions taken in response to the COVID-19 pandemic or other pandemics,

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MANAGEMENT’S DISCUSSION AND ANALYSIS

have caused and may cause material disruptions to businesses globally and are likely to have an adverse impact on global economic conditions and consumer confidence and spending, which could materially adversely affect our business. A pandemic, including the COVID-19 pandemic, may affect the financial viability of our clients, and could cause them to exit certain business lines, or change the terms on which they are willing to purchase services and solutions. Clients may also slow down decision-making, delay planned work, seek to terminate existing agreements, not renew existing agreements or be unable to pay us in accordance with the terms of existing agreements. As a result of increased remote working arrangements due to a pandemic, the exposure to, and reliance on, networked systems and the internet can increase. This can lead to increased risk and frequency of cybersecurity incidents. Cybersecurity incidents can result from unintentional events or deliberate attacks by insiders or third parties, including cybercriminals, competitors, nation-states, and hacktivists. Any of these events could cause or contribute to risk and uncertainty and could adversely affect our business, results of operations and financial condition.

As a result of the COVID-19 pandemic, global equity and capital markets have experienced and may continue to experience significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 pandemic are unknown at this time, as is the efficacy and duration of government and central bank interventions. The extent to which the COVID-19 pandemic impacts our future business, including our operations and the market for our securities, will depend on future developments, which are highly uncertain and cannot be predicted at this time, and include the duration, severity and scope of the outbreak, the actions taken to contain the COVID-19 pandemic, and the actions taken to prevent and treat the COVID-19 pandemic. It is not possible to reliably estimate the length and severity of these developments or the negative impact on our financial results, share price and financial condition in future periods. Many of the risks, uncertainties and other risk factors identified are, and will be, amplified by the COVID-19 pandemic. While we have implemented business continuity plans and taken additional steps and measures, there can be no assurance that these actions, in response to the COVID-19 pandemic, will succeed in preventing or mitigating the negative impacts of the COVID-19 pandemic on our Company, members, clients, contractors and business partners, which may continue post COVID-19 pandemic.

10.1.2. Risks Related to our Industry

The markets in which we operate are highly competitive, and we might not be able to compete effectively.

CGI operates in a global marketplace in which competition among providers of IT services is vigorous. Some of our competitors possess greater financial, marketing and sales resources, and larger geographic scope in certain parts of the world than we do, which, in turn, provides them with additional leverage in the competition for contracts. In certain niche, regional or metropolitan markets, we face smaller competitors with specialized capabilities who may be able to provide competing services with greater economic efficiency. Some of our competitors have more significant operations than we do in lower cost countries that can serve as a platform from which to provide services worldwide on terms that may be more favourable. Increased competition among IT services firms often results in corresponding pressure on prices. There can be no assurance that we will succeed in providing competitively priced services at levels of service and quality that will enable us to maintain and grow our market share.

We derive significant revenue from contracts awarded through competitive bidding processes, which limit the Company’s ability to negotiate certain contractual terms and conditions. Risks related to competitive bidding processes also involve substantial cost and managerial time and effort spent by the Company to prepare bids and proposals for contracts that may or may not be awarded to the Company, as well as expenses and delays that may arise if the Company’s competitors protest or challenge awards made to the Company pursuant to competitive bidding processes.

We may not be able to hire or retain enough qualified IT professionals to support our operations.

There is strong demand for qualified individuals in the IT industry. Hiring and retaining a sufficient number of individuals with the desired knowledge and skill set may be difficult. Therefore, it is important that we remain able to successfully attract and retain highly qualified professionals and establish an effective succession plan. If our comprehensive programs aimed at attracting and retaining qualified and dedicated professionals do not ensure that we have staff in sufficient numbers and with the appropriate training, expertise and suitable government security clearances required to serve the needs of our clients, we may have to rely on subcontractors or transfers of staff to fill resulting gaps. If our succession plan fails to identify those with potential or to develop these key individuals, we may be unable to replace key members who retire or leave the Company and may be required to recruit and/or train new employees. This might result in lost revenue or increased costs, thereby putting pressure on our net earnings.

We may not be able to continue developing and expanding service offerings to address emerging business demands and technology trends.

The rapid pace of change in all aspects of IT and the continually declining costs of acquiring and maintaining IT infrastructure mean that we must anticipate changes in our clients’ needs. To do so, we must adapt our services and our solutions so that we maintain and improve our competitive advantage and remain able to provide cost effective services and solutions. The markets in which we operate are extremely competitive and there can be no assurance that we will succeed in developing and adapting our business in a timely manner nor that we will be able to penetrate new markets successfully. If we do not keep pace, our ability to retain existing clients and gain new business may be adversely affected. This may result in pressure on our revenue, net earnings and resulting cash flow from operations.

We may infringe on the intellectual property rights of others

Despite our efforts, the steps we take to ensure that our services and offerings do not infringe on the intellectual property rights of third parties may not be adequate to prevent infringement and, as a result, claims may be asserted against us or our clients. We enter into licensing agreements for the right to use intellectual property and may otherwise offer indemnities against liability and damages arising from third-party claims of patent, copyright, trademark or trade secret infringement in respect of our own intellectual property or software or other solutions developed for our clients. In some instances, the amount of these indemnity claims could be greater than the revenue we receive from the client (see Indemnity Provisions and Guarantees). Intellectual property claims or litigation could be time-consuming and costly, harm our reputation, require us to enter into additional royalty or licensing arrangements, or prevent us from providing some solutions or services. Any limitation on our ability to sell or use solutions or services that incorporate software or technologies that are the subject of a claim could cause us to lose revenue-generating opportunities or require us to incur additional expenses to modify solutions for future projects.

We may be unable to protect our intellectual property rights.

Our success depends, in part, on our ability to protect our proprietary methodologies, processes, know-how, tools, techniques and other intellectual property that we use to provide our services. Although CGI takes reasonable steps (e.g. available copyright protection and, in some cases, patent protection) to protect and enforce its intellectual property rights, there is no assurance that such measures will be enforceable or adequate. The cost of enforcing our rights can be substantial and, in certain cases, may prove to be uneconomic. In addition, the laws of some countries in which we conduct business may offer only limited intellectual property rights protection. Despite our efforts, the steps taken to protect our intellectual property may not be adequate to prevent or deter infringement or other misappropriation of intellectual property, and we may not be able to detect unauthorized use of our intellectual property, or take appropriate steps to enforce our intellectual property rights.

We face risks associated with benchmarking provisions within certain contracts.

Some of our managed IT and business process services contracts contain clauses allowing our clients to externally benchmark the pricing of agreed upon services against those offered by other providers in a peer comparison group. The uniqueness of the client environment should be factored in and, if results indicate a difference outside the agreed upon tolerance, we may be required to work with clients to reset the pricing for their services. There can be no assurance that benchmarks will produce accurate or reliable data, including pricing data. This may result in pressure on our revenue, net earnings and resulting cash flow from operations.

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10.1.3. Risks Related to our Business

We may not be able to successfully implement and manage our growth strategy.

CGI’s Build and Buy growth strategy is founded on four pillars of growth: first, profitable organic growth through contract wins, renewals and extensions with new and existing clients in our targeted industries; second, the pursuit of new large long-term managed IT and business process services contracts; third, metro market acquisitions; and fourth, large transformational acquisitions.

Our ability to achieve organic growth is affected by a number of factors outside of our control, including a lengthening of our sales cycle for major managed IT and business process services contracts.

Our ability to grow through metro market and transformational acquisitions requires that we identify suitable acquisition targets that we correctly evaluate their potential as transactions that will meet our financial and operational objectives, and that we successfully integrate them into our business. There can, however, be no assurance that we will be able to identify suitable acquisition targets and consummate additional acquisitions that meet our economic thresholds, or that future acquisitions will be successfully integrated into our operations and yield the tangible accretive value that had been expected.

If we are unable to implement our Build and Buy growth strategy, we will likely be unable to maintain our historic or expected growth rates.

We may experience fluctuations in our financial results, making it difficult to predict future results.

Our ability to maintain and increase our revenue is affected not only by our success in implementing our Build and Buy growth strategy, but also by a number of other factors, which could cause the Company’s financial results to fluctuate. These factors include: (i) our ability to introduce and deliver new services and business solutions; (ii) our potential exposure to a lengthened sales cycle; (iii) the cyclicality of the purchases of our technology services and solutions; (iv) the nature of our client’s business (for example, if a client encounters financial difficulty (including as a result of external risks such as climate change or a pandemic), it may be forced to cancel, reduce or defer existing contracts with us); and (v) the structure of our agreements with clients (for example, some of CGI’s agreements with clients contain clauses allowing the clients to benchmark the pricing of services provided by CGI against the prices offered by other providers). These, and other factors, make it difficult to predict financial results for any given period.

Our revenues may be exposed to fluctuations based on our business mix.

The proportion of revenue that we generate from shorter-term system integration and consulting projects (SI&C), versus revenue from long-term managed IT and business process services contracts, will fluctuate at times, affected by acquisitions or other transactions. An increased exposure to revenue from SI&C projects may result in greater quarterly revenue variations, as the revenue from SI&C projects does not provide long-term consistency in revenue.

Our current operations are international in scope, subjecting us to a variety of financial, regulatory, cultural, political and social challenges.

We manage operations in numerous countries around the world including offshore delivery centers. The scope of our operations (including our offshore delivery centers) subjects us to issues that can negatively impact our operations, including: (i) currency fluctuations (see Foreign exchange fluctuations); (ii) the burden of complying with a wide variety of national and local laws (see Changes in the laws and regulations within the jurisdictions in which we operate); (iii) the differences in and uncertainties arising from local business culture and practices; (iv) and political, social and economic instability. Any or all of these risks could impact our global business operations and cause our profitability to decline.

If we are unable to manage the organizational challenges associated with our size, we may not be able to achieve our growth and profitability objectives.

Our culture, standards, core values, internal controls and our policies need to be instilled across newly acquired businesses as well as maintained within our existing operations. To effectively communicate and manage these standards throughout a large global organization is both challenging and time consuming. Newly acquired businesses may be resistant to change and may remain attached to past methods, standards and practices which may compromise our business agility in pursuing opportunities. Cultural differences in various countries may also present barriers to introducing new ideas or aligning our vision and strategy with the rest of the organization. If we cannot overcome these obstacles in maintaining a strategic bond throughout the Company worldwide, we may not be able to achieve our growth and profitability objectives.

Changes in our tax levels, as well as reviews, audits, investigations and tax proceedings or changes in tax laws or in their interpretation or enforcement, could have a material adverse effect on our net income or cash flow.

In estimating our income tax payable, management uses accounting principles to determine income tax positions that are likely to be sustained by applicable tax authorities. However, there is no assurance that our tax benefits or tax liability will not materially differ from our estimates or expectations. The tax legislation, regulation and interpretation that apply to our operations are continually changing. In addition, future tax benefits and liabilities are dependent on factors that are inherently uncertain and subject to change, including future earnings, future tax rates, and anticipated business mix in the various jurisdictions in which we operate. Moreover, our tax returns are continually subject to review by applicable tax authorities and we are subject to ongoing audits, investigations and tax proceedings in various jurisdictions. These tax authorities determine the actual amounts of taxes payable or receivable, of any future tax benefits or liabilities and of income tax expense that we may ultimately recognize. Tax authorities have disagreed and may in the future disagree with our income tax positions and are taking increasingly aggressive positions in respect of income tax positions, including with respect to intercompany transactions.

Our effective tax rate in the future could be adversely affected by challenges to intercompany transactions, changes in the value of deferred tax assets and liabilities, changes in tax law or in their interpretation or enforcement, changes in the mix of earnings in countries with differing statutory tax rates, the expiration of tax benefits and changes in accounting principles. Tax rates in the jurisdictions in which we operate may change as a result of shifting economic conditions and tax policies.

A number of countries in which the Company does business have implemented, or are considering implementing, changes in relevant tax, accounting and other laws, regulations and interpretations and the overall tax environment has made it increasingly challenging for multinational corporations to operate with certainty about taxation in many jurisdictions.

Any of the above factors could have a material adverse effect on our net income or cash flow by affecting our operations and profitability, our effective tax rate, the availability of tax credits, the cost of the services we provide, and the availability of deductions for operating losses.

Reductions, eliminations or amendments to government sponsored programs from which we currently benefit may have a material adverse effect on our net earnings or cash flow.

We benefit from government sponsored programs designed to support research and development, labour and economic growth in jurisdictions where we operate. Government programs reflect government policy and depend on various political and economic factors. There can be no assurance that such government programs will continue to be available to the Company in the future, or will not be reduced, amended or eliminated. Any future government program reductions or eliminations or other amendments to the tax credit programs could increase operating or capital expenditures incurred by the Company and have a material adverse effect on its net earnings or cash flow.

We are exposed to credit risks with respect to accounts receivable and work in progress.

In order to sustain our cash flow from operations, we must invoice and collect the amounts owed to us in an efficient and timely manner. Although we maintain provisions to account for anticipated shortfalls in amounts collected from clients, the provisions we take are based on management estimates and on our assessment of our clients’ creditworthiness which may prove to be inadequate in the light of actual results. To the extent that we fail to perform our services in accordance with our

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contracts and our clients’ reasonable expectations, and to the extent that we fail to invoice clients and to collect the amounts owed to the Company for our services correctly in a timely manner, our collections could suffer, which could materially adversely affect our revenue, net earnings and cash flow. In addition, a prolonged economic downturn may cause clients to curtail or defer projects, impair their ability to pay for services already provided, and ultimately cause them to default on existing contracts, in each case, causing a shortfall in revenue and impairing our future prospects.

Material developments regarding our major commercial clients resulting from such causes as changes in financial condition, mergers or business acquisitions could impair our future prospects and growth strategy.

Consolidation among our clients resulting from mergers and acquisitions may result in loss or reduction of business when the successor business’ IT needs are served by another service provider or are provided by the successor company’s own personnel. Growth in a client’s IT needs resulting from acquisitions or operations may mean that we no longer have a sufficient geographic scope or the critical mass to serve the client’s needs efficiently, resulting in the loss of the client’s business and impairing our future prospects. There can be no assurance that we will be able to achieve the objectives of our growth strategy in order to maintain and increase our geographic scope and critical mass in our targeted markets.

We face risks associated with early termination of our contractual agreements.

If we should fail to deliver our services according to contractual agreements, some of our clients could elect to terminate contracts before their agreed expiry date, which would result in a reduction of our earnings and cash flow and may impact the value of our backlog of orders. In addition, a number of our managed IT and business process services contractual agreements have termination for convenience and change of control clauses according to which a change in the client’s intentions or a change in control of CGI could lead to a termination of these agreements. Early contract termination can also result from the exercise of a legal right or when circumstances that are beyond our control or beyond the control of our client prevent the contract from continuing. In cases of early termination, we may not be able to recover capitalized contract costs and we may not be able to eliminate ongoing costs incurred to support the contract.

We may not be able to successfully estimate the cost, timing and resources required to fulfill our contracts, which could have a material adverse effect on our net earnings.

In order to generate acceptable margins, our pricing for services is dependent on our ability to accurately estimate the costs and timing for completing projects or long-term managed IT and business process services contracts, which can be based on a client’s bid specification, sometimes in advance of the final determination of the full scope and design of the contract. In addition, a significant portion of our project-oriented contracts are performed on a fixed-price basis. Billing for fixed-price engagements is carried out in accordance with the contract terms agreed upon with our client, and revenue is recognized based on the percentage of effort incurred to date in relation to the total estimated efforts to be incurred over the duration of the respective contract. These estimates reflect our best judgement regarding the efficiencies of our methodologies and professionals as we plan to apply them to the contracts in accordance with the CGI Client Partnership Management Framework (CPMF), a framework that contains high standards of contract management to be applied throughout the Company. If we fail to apply the CPMF correctly or if we are unsuccessful in accurately estimating the time or resources required to fulfill our obligations under a contract, or if unexpected factors, including those outside of our control, arise, there may be an impact on costs or the delivery schedule which could have a material adverse effect on our expected net earnings.

We rely on relationships with other providers in order to generate business and fulfill certain of our contracts; if we fail to maintain our relationships with these providers, our business, prospects, financial condition and operating results could be materially adversely affected.

We derive revenue from contracts where we enter into teaming agreements with other providers. In some teaming agreements we are the prime contractor whereas in others we act as a subcontractor. In both cases, we rely on our relationships with other providers to generate business and we expect to continue to do so in the foreseeable future. Where we act as prime contractor, if we fail to maintain our relationships with other providers, we may have difficulty attracting suitable participants in our teaming agreements. Similarly, where we act as subcontractor, if our relationships are impaired, other providers might reduce the work they award to us, award that work to our competitors, or choose to offer the services directly to the client in order to compete with our business. In either case, if we fail to maintain our relationship with these providers or if our relationship with these providers is otherwise impaired, our business, prospects, financial condition and operating results could be materially adversely affected.

Our profitability may be adversely affected if our partners are unable to deliver on their commitments

Increasingly large and complex contracts may require that we rely on third party subcontractors including software and hardware vendors to help us fulfill our commitments. Under such circumstances, our success depends on the ability of the third parties to perform their obligations within agreed upon budgets and timeframes. If our partners fail to deliver, our ability to complete the contract may be adversely affected, which could have an unfavourable impact on our profitability.

Indemnity provisions and guarantees in various agreements to which we are party may require us to compensate our counterparties.

In the normal course of business, we enter into agreements that may provide for indemnification and guarantees to counterparties in transactions such as consulting and managed IT and business process services, business divestitures, lease agreements and financial obligations. These indemnification undertakings and guarantees may require us to compensate counterparties for costs and losses incurred as a result of various events, including breaches of representations and warranties, intellectual property right infringement, claims that may arise while providing services or as a result of litigation that may be suffered by counterparties.

We may be unable to maintain our human resources utilization rates.

In order to maintain our net earnings, it is important that we maintain the appropriate availability of professional resources in each of our geographies by having a high utilization rate while still being able to assign additional resources to new work. Maintaining an efficient utilization rate requires us to forecast our need for professional resources accurately and to manage recruitment activities, professional training programs, attrition rates and restructuring programs appropriately. To the extent that we fail to do so, or to the extent that laws and regulations restrict our ability to do so, our utilization rates may be reduced; thereby having an impact on our revenue and profitability. Conversely, we may find that we do not have sufficient resources to deploy against new business opportunities in which case our ability to grow our revenue would suffer.

If the business awarded to us by various U.S. federal government departments and agencies is limited, reduced or eliminated, our business, prospects, financial condition and operating results could be materially and adversely affected.

We derive a significant portion of our revenue from the services we provide to various U.S. federal government departments and agencies. We expect that this will continue for the foreseeable future. There can be, however, no assurance that each such U.S. federal government department and agency will continue to utilize our services to the same extent, or at all in the future. In the event that a major U.S. federal government department or agency were to limit, reduce, or eliminate the business it awards to us, we might be unable to recover the lost revenue with work from other U.S. federal government departments or agencies or other clients, and our business, prospects, financial condition and operating results could be materially and adversely affected. Although IFRS considers a national government and its departments and agencies as a single client, our client base in the U.S. government economic sector is in fact diversified with contracts from many different departments and agencies.

Changes in government spending policies or budget priorities could directly affect our financial performance. Among the factors that could harm our government contracting business are: the curtailment of governments’ use of consulting and IT services firms; a significant decline in spending by governments in general, or by specific departments or agencies in particular; the adoption of new legislation and/or actions affecting companies that provide services to governments; delays in the payment of our invoices by government; and general economic and political conditions. These or other factors could cause government agencies and departments to reduce their purchases under contracts, to exercise their right to terminate contracts, to issue temporary stop work orders, or not to exercise options to renew contracts, any of which would cause us to lose future revenue. Government spending reductions or budget cutbacks at these departments or agencies could

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materially harm our continued performance under these contracts, or limit the awarding of additional contracts from these agencies.

Changes in the laws and regulations within the jurisdictions in which we operate may have a material adverse effect on our global business operations and profitability.

Our global operations require us to be compliant with laws and regulations in many jurisdictions on matters such as: anti-corruption, trade restrictions, immigration, taxation, securities, antitrust, data privacy, labour relations, and the environment, amongst others. Complying with these diverse requirements worldwide is a challenge and consumes significant resources. The laws and regulations frequently change and some may impose conflicting requirements which may expose us to penalties for non-compliance and harm our reputation. Furthermore, in some jurisdictions, we may face the absence of effective laws and regulations to protect our intellectual property rights and there may be restrictions on the movement of cash and other assets, on the import and export of certain technologies, and on the repatriation of earnings. Any or all of these risks could impact our global business operations and cause our profitability to decline.

Our business with the U.S. federal government departments and agencies also requires that we comply with complex laws and regulations relating to government contracts. These laws and regulations relate to the integrity of the procurement process, impose disclosure requirements, and address national security concerns, among other matters. For instance, we are routinely subject to audits by U.S. government departments and agencies with respect to compliance with these rules. If we fail to comply with these requirements we may incur penalties and sanctions, including contract termination, suspension of payments, suspension or debarment from doing business with the federal government, and fines.

Changes to, and delays or defects in, our client projects and solutions may subject us to legal liability, which could materially adversely affect our business, operating results and financial condition and may negatively affect our professional reputation.

We create, implement and maintain IT solutions that are often critical to the operations of our clients’ business. Our ability to complete large projects as expected could be adversely affected by unanticipated delays, renegotiations, and changing client requirements or project delays. Also, our solutions may suffer from defects that adversely affect their performance; they may not meet our clients’ requirements or may fail to perform in accordance with applicable service levels. Such problems could subject us to legal liability, which could materially adversely affect our business, operating results and financial condition, and may negatively affect our professional reputation. While we typically use reasonable efforts to include provisions in our contracts which are designed to limit our exposure to legal claims relating to our services and the applications we develop, we may not always be able to include such provisions and, where we are successful, such provisions may not protect us adequately or may not be enforceable under some circumstances or under the laws of some jurisdictions.

We are subject to stringent and changing privacy laws, regulations and standards, information security policies and contractual obligations related to data privacy and security. Our actual or perceived failure to comply with such obligations could expose us to government sanctions and cause damage to our brand and reputation.

Our business often requires that our clients’ applications and information, which may include their proprietary information and personal information they manage, be processed and stored on our networks and systems, and in data centers that we manage. We also process and store proprietary information relating to our business, and personal information relating to our members. The Company is subject to numerous laws and regulations designed to protect information, such as the European Union’s General Data Protection Regulation (GDPR), various laws and regulations in Canada, the U.S. and other countries in which the Company operates governing the protection of health or other personally identifiable information and data privacy. These laws and regulations are increasing in number and complexity and are being adopted and amended with greater frequency, which results in greater compliance risk and cost. The potential financial penalties for non-compliance with these laws and regulations have significantly increased with the adoption of the GDPR. The Company’s Chief Data Protection Officer oversees the Company’s compliance with the laws that protect the privacy of personal information. The Company faces risks inherent in protecting the security of such personal data which have grown in complexity, magnitude and frequency in recent years. Digital information and equipment are subject to loss, theft or destruction, and services that we provide may become temporarily unavailable as a result of those risks, or upon an equipment or system malfunction. The causes of such failures include human error in the course of normal operations (including from advertent or inadvertent actions or inactions by our members), maintenance and upgrading activities, as well as hacking, vandalism (including denial of service attacks and computer viruses), theft, and unauthorized access, as well as power outages or surges, floods, fires, natural disasters and many other causes. The measures that we take to protect against all information infrastructure risks, including both physical and logical controls on access to premises and information may prove in some circumstances to be inadequate to prevent the improper disclosure, loss, theft, misappropriation of, unauthorized access to, or destruction of client information, or service interruptions. Such events may expose the Company to financial loss arising from the costs of remediation and those arising from litigation from our clients and third parties (including under the laws that protect the privacy of personal information), claims and damages, as well as expose the Company to government sanctions and damage to our brand and reputation.

We could face legal, reputational and financial risks if we fail to protect our and/or client data from security incidents or cyberattacks.

In the current environment, the volume, velocity and creativity of security threats and cyber-attacks continue to grow, this includes criminal hackers, hacktivists, state-sponsored organizations, industrial espionage, employee misconduct, and human or technological errors. As a worldwide IT and business consulting firm providing services to both the private and public sectors, we process and store increasingly large amounts of data for our clients, including proprietary information and personal information. Consequently, our business could be negatively impacted by physical and cyber threats, which could affect our future sales and financial position or increase our costs and expenses.

An unauthorized disclosure of sensitive or confidential client or member information, including cyber-attacks or other security breaches, could cause a loss of data, give rise to remediation or other expenses, expose us to liability under federal and state laws, and subject us to litigation and investigations, which could have an adverse effect on our business, cash flows, financial condition and results of operations. These security risks to the Company include potential attacks not only of our own solutions, services and systems, but also those of our clients, contractors, business partners, vendors and other third parties. Any local issue in a business unit could have a global impact on the entire Company, thus visibility and timely escalation on potential issues are key.

The Company’s Chief Security Officer is responsible for overseeing the security of the Company. We seek to detect and investigate all security incidents and to prevent their occurrence or recurrence, by: (i) developing and regularly reviewing policies and standards related to information security, data privacy, physical security and business continuity; (ii) monitoring the Company’s performance against these policies and standards; (iii) developing strategies intended to seek to mitigate the Company’s risks, including through security trainings for all employees to increase awareness of potential cyber threats; (iv) implementing security measures to ensure an appropriate level of control based on the nature of the information and the inherent risks attached thereto, including through access management, security monitoring and testing to mitigate and help detect and respond to attempts to gain unauthorized access to information systems and networks; and (v) working with the industry and governments against cyber threats. However, because of the evolving nature and sophistication of these security threats, there can be no assurance that our safeguards will detect or prevent the occurrence of material cyber breaches, intrusions or attacks.

We are regularly the target of attempted cyber and other security threats and must continuously monitor and develop our information technology networks and infrastructure to prevent, detect, address and mitigate the risk of unauthorized access, misuse, computer viruses and other events that could have a security impact. If security protection does not evolve at the same pace as threats, a growing gap on our level of protection will be created. Technology evolution and global trends like digital transformation, cloud and mobile computing amongst others are disrupting the security operating model, thus security should evolve to address new relevant security requirements and build new capabilities to address the changes. Increasing detection and automated response capabilities are key to improve visibility and contain any negative potential impact. Automating security processes and integrating with IT, business and security solutions could address shortage of technical security staff and avoid introducing human intervention and errors.

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Insider or employee cyber and security threats are increasingly a concern for all large companies, including ours. CGI is continuously working to install new, and upgrade its existing, information technology systems and provide member awareness training around phishing, malware, and other cyber risks to ensure that the Company is protected, to the greatest extent possible, against cyber risks and security breaches. While CGI selects third-party vendors carefully, it does not control their actions. Any problems caused by these third parties, including those resulting from breakdowns or other disruptions in communication services provided by a vendor, failure of a vendor to handle current or higher volumes, cyber-attacks and security breaches at a vendor could adversely affect our ability to deliver solutions and services to our customers and otherwise conduct business. Furthermore, while our liability insurance policy covers cyber risks, there is no assurance that such insurance coverage will be sufficient in type or amount to cover the costs, damages, liabilities or losses that could result from security breaches, cyber-attacks and other related breaches. As the cyber threat landscape evolves, the Company may find it necessary to make further significant investments to protect data and infrastructure. Occurrence of any of the aforementioned security threats could expose the Company, our clients or other third parties to potential liability, litigation, and regulatory action, as well as the loss of client confidence, loss of existing or potential clients, loss of sensitive government contracts, damage to brand and reputation, and other financial loss.

Damage to our reputation may harm our ability to obtain new clients and retain our existing clients.

CGI’s reputation as a capable and trustworthy service provider and long-term business partner is key to our ability to compete effectively in the market for IT services. The nature of our operations exposes us to the potential loss, unauthorized access to, or destruction of our clients’ information, as well as temporary service interruptions. Depending on the nature of the information or services, such events may have a negative impact on how the Company is perceived in the marketplace. Under such circumstances, our ability to obtain new clients and retain existing clients could suffer with a resulting impact on our revenue and net earnings.

We may be unable to integrate new operations, which could impact our ability to achieve our growth and profitability objectives.

The successful integration of new operations arising from our acquisition strategy or from large managed IT and business process services contracts requires that a substantial amount of management time and attention be focused on integration tasks. Management time that is devoted to integration activities may detract from management’s normal operations focus with resulting pressure on the revenues and earnings from our existing operations. In addition, we may face complex and potentially time-consuming challenges in implementing uniform standards, controls, procedures and policies across new operations when harmonizing their activities with those of our existing business units. Integration activities can result in unanticipated operational problems, expenses and liabilities. If we are not successful in executing our integration strategies in a timely and cost-effective manner, we will have difficulty achieving our growth and profitability objectives.

Our revenue and profitability may decline and the accuracy of our financial reporting may be impaired if we fail to design, implement, monitor and maintain effective internal controls.

Due to the inherent limitations of internal controls including the circumvention or overriding of controls, or fraud, there can only be reasonable assurance that the Company’s internal controls will detect and prevent a misstatement. If the Company is unable to design, implement, monitor and maintain effective internal controls throughout its different business environments, the efficiency of our operations might suffer, resulting in a decline in revenue and profitability, and the accuracy of our financial reporting could be impaired.

Future funding requirements may affect our business and growth opportunities and we may not have access to favourable financing opportunities in the future.

The Company’s future growth is contingent on the execution of its business strategy, which, in turn, is dependent on its ability to grow the business organically as well as through business acquisitions. In the event we would need to raise additional funds through equity or debt financing to fund any currently unidentified or unplanned future acquisitions and other growth opportunities, there can be no assurance that such financing will be available in amounts and on terms acceptable to us. Factors such as capital market disruptions, political, economic and financial market instability, government policies, central bank monetary policies, and changes to bank regulations, could reduce the availability of capital or increase the cost of such capital. Our ability to raise the required funding depends on prevailing market conditions, the capacity of the capital markets to meet our equity and/or debt financing needs in a timely fashion and on the basis of interest rates and/or share prices that are reasonable in the context of our commercial objectives. Increasing interest rates, volatility in our share price, and the capacity of our current lenders to meet our additional liquidity requirements are all factors that may have a material adverse effect on any acquisitions or growth activities that we may, in the future, identify or plan. If we are unable to obtain the necessary funding, we may be unable to achieve our growth objectives.

The inability to service our debt and other financial obligations, or our inability to fulfill our financial covenants, could have a material adverse effect on our business, financial condition and results of operations.

The Company has a substantial amount of debt and significant interest payment requirements. A portion of cash flows from operations goes to the payment of interest on the Company’s indebtedness. The Company’s ability to service its debt and other financial obligations is affected by prevailing economic conditions in the markets that we serve and financial, business and other factors, many of which are beyond our control. We may be unable to generate sufficient cash flow from operations and future borrowings or other financing may be unavailable in an amount sufficient to enable us to fund our future financial obligations or our other liquidity needs. In addition, we are party to a number of financing agreements, including our credit facilities, and the indentures governing our senior unsecured notes, which agreements, indentures and instruments contain financial and other covenants, including covenants that require us to maintain financial ratios and/or other financial or other covenants. If we were to breach the covenants contained in our financing agreements, we may be required to redeem, repay, repurchase or refinance our existing debt obligations prior to their scheduled maturity and our ability to do so may be restricted or limited by the prevailing conditions in the capital markets, available liquidity and other factors. Our inability to service our debt and other financial obligations, or our inability to fulfill our financial or other covenants in our financing agreements, could have an adverse effect on our business, financial condition and results of operations.

We may be adversely affected by interest rate fluctuations.

Although a significant portion of the Company’s indebtedness bears interest at fixed rates, the Company remains exposed to interest rate risk under certain of its credit facilities. If interest rates increase, debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remained the same, and net income and cash flows would decrease, which could materially adversely affect the Company’s financial condition and operating results.

Changes in the Company’s creditworthiness or credit ratings could affect the cost at which the Company can access capital or credit markets.

The Company and each of the U.S. dollar denominated and Canadian dollar denominated senior unsecured notes received credit ratings. Credit ratings are generally evaluated and determined by independent third parties and may be impacted by events outside of the Company’s control, as well as other material decisions made by the Company. Credit rating agencies perform independent analysis when assigning credit ratings and such analysis includes a number of criteria. Such criteria are reviewed on an on-going basis and are therefore subject to change. Any rating assigned to the Company or to our debt securities may be revised or withdrawn entirely by a rating agency if, in that rating agency’s judgment, future circumstances relating to the basis of the rating, such as adverse changes, so warrant. Real or anticipated changes in the perceived creditworthiness of the Company and/or in the credit rating of its debt obligations could affect the market value of such debt obligations and the ability of the Company to access capital or credit markets, and/or the cost at which it can do so.

We may be adversely affected by currency fluctuations.

The majority of our revenue and costs are denominated in currencies other than the Canadian dollar. Foreign exchange fluctuations impact the results of our operations as they are reported in Canadian dollars. This risk is partially mitigated by a natural hedge in matching our costs with revenue denominated in the same currency and through the use of derivatives in our global hedging strategy. However, as we continue our global expansion, natural hedges may begin to diminish and the

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use of hedging contracts exposes us to the risk that financial institutions could fail to perform their obligations under our hedging instruments. Furthermore, there can be no assurance that our hedging strategy and arrangements will offset the impact of fluctuations in currency exchange rates, which could materially adversely affect our business revenues, results of operations, financial condition or prospects. Other than the use of financial products to deliver on our hedging strategy, we do not trade derivative financial instruments.

Our functional and reporting currency is the Canadian dollar. As such, our U.S., U.K., Australian, European and Asian investments, operations and assets are exposed to net change in currency exchange rates. Volatility in exchange rates could have an adverse effect on our business, financial condition and results of operations.

10.2. LEGAL PROCEEDINGS

The Company is involved in legal proceedings, audits, claims and litigation arising in the ordinary course of its business. Certain of these matters seek damages in significant amounts. Although the outcome of such matters is not predictable with assurance, the Company has no reason to believe that the disposition of any such current matter could reasonably be expected to have a material adverse effect on the Company’s financial position, results of operations or the ability to carry on any of its business activities.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Transfer Agent

Computershare Investor Services Inc.

(800) 564-6253

Investor Relations

Maher Yaghi

Vice-President, Investor Relations

Telephone: (514) 415-3651

maher.yaghi@cgi.com

1350 René-Lévesque Boulevard West

25th Floor

Montréal, Quebec

H3G 1T4

Canada

Management’s and Auditors’ Reports

MANAGEMENT’S STATEMENT OF RESPONSIBILITY FOR FINANCIAL REPORTING

The management of CGI Inc. (the Company) is responsible for the preparation and integrity of the consolidated financial statements and the Management’s Discussion and Analysis (MD&A). The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and necessarily include some amounts that are based on management’s best estimates and judgement. Financial and operating data elsewhere in the MD&A are consistent with that contained in the accompanying consolidated financial statements.

To fulfill its responsibility, management has developed, and continues to maintain, systems of internal controls reinforced by the Company’s standards of conduct and ethics, as set out in written policies to ensure the reliability of the financial information and to safeguard its assets. The Company’s consolidated financial statements and the effectiveness of internal control over financial reporting are subject to audit by an Independent Registered Public Accounting Firm, PricewaterhouseCoopers LLP, whose report follows. PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm appointed by our shareholders upon the recommendation of the Audit and Risk Management Committee of the Board of Directors, has performed an independent audit of the consolidated balance sheets as at September 30, 2021 and 2020 and the related consolidated statements of earnings, comprehensive income, changes in equity and cash flows for the years ended September 30, 2021 and 2020 and the effectiveness of our internal control over financial reporting as at September 30, 2021.

Members of the Audit and Risk Management Committee of the Board of Directors, all of whom are independent of the Company, meet regularly with PricewaterhouseCoopers LLP and with management to discuss internal controls in the financial reporting process, auditing matters and financial reporting issues and formulate the appropriate recommendations to the Board of Directors. PricewaterhouseCoopers LLP has full and unrestricted access to the Audit and Risk Management Committee. The consolidated financial statements and MD&A have been reviewed and approved by the Board of Directors.

George D. Schindler	François Boulanger
President and Chief Executive Officer	Executive Vice-President and Chief Financial Officer
November 9, 2021

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Management’s and Auditors’ Reports

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed, under the supervision of and with the participation of the President and Chief Executive Officer as well as the Executive Vice-President and Chief Financial Officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s consolidated financial statements for external reporting purposes in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The Company’s internal control over financial reporting includes policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of the assets of the Company;

- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS as issued by the IASB, and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and,

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

All internal control systems have inherent limitations; therefore, even where internal control over financial reporting is determined to be effective, it can provide only reasonable assurance. Projections of any evaluation of effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management, under the supervision of and with the participation of the President and Chief Executive Officer as well as the Executive Vice-President and Chief Financial Officer, conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined the Company’s internal control over financial reporting as at September 30, 2021 was effective.

The effectiveness of the Company’s internal control over financial reporting as of September 30, 2021 has been audited by PricewaterhouseCoopers LLP, an Independent Registered Public Accounting Firm, as stated in their report which appears herein.

George D. Schindler	François Boulanger
President and Chief Executive Officer	Executive Vice-President and Chief Financial Officer
November 9, 2021

Management’s and Auditors’ Reports

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of CGI Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of CGI Inc. and its subsidiaries (together, the Company) as of September 30, 2021 and 2020, and the related consolidated statements of earnings, comprehensive income, changes in equity and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of September 30, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2021 and 2020, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 3 to the consolidated financial statements, the Company changed the manner in which it accounts for leases as of October 1, 2019.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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Management’s and Auditors’ Reports

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (continued)

Definition and Limitations of Internal Control over Financial Reporting (continued)

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the Audit and Risk Management Committee of the Board of Directors and that (i) relates to accounts or disclosures that are material to the consolidated financial statements; and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition – Estimates of total expected labour costs or total expected labour hours for business consulting, strategic information technology (IT) consulting and systems integration under fixed-fee arrangements

As described in Notes 3 and 28 to the consolidated financial statements, the Company recognizes revenue for business consulting, strategic IT consulting and systems integration under fixed-fee arrangements using the percentage-of-completion method over time. For the year ended September 30, 2021, revenue from business consulting, strategic IT consulting and systems integration under fixed-fee arrangements makes up a portion of the Company’s total revenues of $12,126,793,000. The selection of the measure of progress towards completion requires management judgment and is based on the nature of the services to be provided. As disclosed by management, the Company relies on estimates of total expected labour costs or total expected labour hours to complete the service, which are compared to labour costs or labour hours incurred to date, to arrive at an estimate of the percentage of revenue earned to date. Management regularly reviews underlying estimates of total expected labour costs or total expected labour hours. Management has disclosed that there are many factors that can affect the estimates of total expected labour costs or total expected labour hours, including, but not limited to, changes to the scope of the contracts, delays in reaching milestones and new complexities in the project delivery.

The principal considerations for our determination that performing procedures relating to Revenue Recognition – Estimates of total expected labour costs or total expected labour hours for business consulting, strategic IT consulting and systems integration under fixed-fee arrangements is a critical audit matter are (i) there was significant judgment by management when developing the estimates of total expected labour costs or total expected labour hours; and (ii) there was significant auditor judgment and effort in performing procedures to evaluate the estimates of total expected labour costs or total expected labour hours, including the assessment of management’s judgment about the Company’s ability to properly assess the factors that can affect the significant assumptions related to the estimates of total expected labour costs or total expected labour hours to complete.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including controls over the determination of estimates of total expected labour costs or total expected labour hours. These procedures also included, among others, evaluating and testing management’s process, on a sample basis, for determining the estimates of total expected labour costs or total expected labour hours, which included evaluating the reasonableness of significant assumptions, including the total expected labour costs or total expected labour hours to complete, used by management by (i) testing total labour costs or total labour hours incurred to supporting evidence; (ii) performing a comparison of the sum of total labour costs or total labour hours incurred and the total expected labour costs or total expected labour hours to complete to the originally estimated costs or hours; and (iii) evaluating the process of the timely identification of factors that can affect the total expected labour costs or total expected labour hours, including but not limited to changes to the scope of the contracts, delays in reaching milestones and new complexities in the project delivery.

/s/ PricewaterhouseCoopers LLP1

Montréal, Quebec, Canada

November 9, 2021

We have served as the Company’s auditor since 2019.

1. FCPA auditor, FCA, public accountancy permit No. A115888

Consolidated Statements of Earnings

For the years ended September 30

(in thousands of Canadian dollars, except per share data)

	Notes	2021	2020
		$	$

Revenue	28	12,126,793	12,164,115

Operating expenses

Costs of services, selling and administrative	23	10,178,164	10,302,068

Acquisition-related and integration costs	26d	7,371	76,794

Restructuring costs		—	155,411

Net finance costs	25	106,798	114,474

Foreign exchange gain		(3,532)	(899)

		10,288,801	10,647,848

Earnings before income taxes		1,837,992	1,516,267

Income tax expense	16	468,920	398,405

Net earnings		1,369,072	1,117,862

Earnings per share

Basic earnings per share	21	5.50	4.27

Diluted earnings per share	21	5.41	4.20

See Notes to the Consolidated Financial Statements.

FISCAL 2021 RESULTS – 75

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Comprehensive Income

For the years ended September 30

(in thousands of Canadian dollars)

	2021	2020
	$	$

Net earnings	1,369,072	1,117,862

Items that will be reclassified subsequently to net earnings (net of income taxes):

Net unrealized (losses) gains on translating financial statements of foreign operations	(391,574)	406,445

Net gains on cross-currency swaps and on translating long-term debt designated as hedges of net investments in foreign operations	150,313	8,914

Deferred (costs) gains of hedging on cross-currency swaps	(7,484)	18,144

Net unrealized gains (losses) on cash flow hedges	10,964	(30,091)

Net unrealized (losses) gains on financial assets at fair value through other comprehensive income	(2,149)	2,854

Items that will not be reclassified subsequently to net earnings (net of income taxes):

Net remeasurement gains (losses) on defined benefit plans	25,800	(37,250)

Other comprehensive (loss) income	(214,130)	369,016

Comprehensive income	1,154,942	1,486,878

See Notes to the Consolidated Financial Statements.

Consolidated Balance Sheets

As at September 30

(in thousands of Canadian dollars)

	Notes	2021	2020
		$	$

Assets

Current assets

Cash and cash equivalents	27e and 31	1,699,206	1,707,985

Accounts receivable	4 and 31	1,231,452	1,219,302

Work in progress		1,045,058	1,075,252

Current financial assets	31	18,961	18,500

Prepaid expenses and other current assets		172,371	160,406

Income taxes		4,936	29,363

Total current assets before funds held for clients		4,171,984	4,210,808

Funds held for clients	5	593,154	725,178

Total current assets		4,765,138	4,935,986

Property, plant and equipment	6	352,092	372,946

Right-of-use assets	7	586,207	666,865

Contract costs	8	230,562	239,376

Intangible assets	9	506,793	521,462

Other long-term assets	10	191,512	163,739

Long-term financial assets	11	152,658	156,569

Deferred tax assets	16	96,358	113,484

Goodwill	12	8,139,701	8,379,931

		15,021,021	15,550,358

Liabilities

Current liabilities

Accounts payable and accrued liabilities		891,374	814,119

Accrued compensation and employee-related liabilities	3	1,084,014	884,619

Current portion of long-term debt	14	392,727	310,764

Deferred revenue		445,740	426,393

Income taxes		160,651	136,928

Current portion of lease liabilities		167,819	178,720

Provisions	13	63,549	175,632

Current derivative financial instruments	31	6,497	8,328

Total current liabilities before clients’ funds obligations		3,212,371	2,935,503

Clients’ funds obligations		591,101	720,322

Total current liabilities		3,803,472	3,655,825

Long-term debt	14	3,008,929	3,276,331

Long-term income taxes		5,719	6,720

Long-term lease liabilities		609,121	697,650

Long-term provisions	13	26,576	23,888

Other long-term liabilities	15	202,662	185,374

Long-term derivative financial instruments	31	41,784	56,622

Deferred tax liabilities	16	132,038	158,341

Retirement benefits obligations	17	204,488	225,447

		8,034,789	8,286,198

Equity

Retained earnings		4,732,229	4,703,642

Accumulated other comprehensive income	18	331,580	545,710

Capital stock	19	1,632,705	1,761,873

Contributed surplus		289,718	252,935

		6,986,232	7,264,160

		15,021,021	15,550,358

See Notes to the Consolidated Financial Statements.

Approved by the Board of Directors	George D. Schindler Director	Serge Godin Director

FISCAL 2021 RESULTS – 77

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Changes in Equity

For the years ended September 30

(in thousands of Canadian dollars)

	Notes	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity
		$	$	$	$	$

Balance as at September 30, 2020		4,703,642	545,710	1,761,873	252,935	7,264,160

Net earnings		1,369,072	—	—	—	1,369,072

Other comprehensive loss		—	(214,130)	—	—	(214,130)

Comprehensive income (loss)		1,369,072	(214,130)	—	—	1,154,942

Share-based payment costs		—	—	—	45,592	45,592

Income tax impact associated with stock options		—	—	—	11,114	11,114

Exercise of stock options	19	—	—	73,827	(12,773)	61,054

Exercise of performance share units	19	—	—	7,150	(7,150)	—

Purchase for cancellation of Class A subordinate voting shares	19	(1,340,485)	—	(178,741)	—	(1,519,226)

Purchase of Class A subordinate voting shares held in trusts	19	—	—	(31,404)	—	(31,404)

Balance as at September 30, 2021		4,732,229	331,580	1,632,705	289,718	6,986,232

	Notes	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity
		$	$	$	$	$

Balance as at September 30, 2019		4,557,855	176,694	1,903,977	245,577	6,884,103

Adoption of IFRS 16	3	(93,873)	—	—	—	(93,873)

Balance as at October 1, 2019		4,463,982	176,694	1,903,977	245,577	6,790,230

Net earnings		1,117,862	—	—	—	1,117,862

Other comprehensive income		—	369,016	—	—	369,016

Comprehensive income		1,117,862	369,016	—	—	1,486,878

Share-based payment costs		—	—	—	37,358	37,358

Income tax impact associated with stock options		—	—	—	(8,653)	(8,653)

Exercise of stock options	19	—	—	69,420	(12,269)	57,151

Exercise of performance share units	19	—	—	9,078	(9,078)	—

Purchase for cancellation of Class A subordinate voting shares	19	(878,202)	—	(165,315)	—	(1,043,517)

Purchase of Class A subordinate voting shares held in trusts	19	—	—	(55,287)	—	(55,287)

Balance as at September 30, 2020		4,703,642	545,710	1,761,873	252,935	7,264,160

See Notes to the Consolidated Financial Statements.

Consolidated Statements of Cash Flows

For the years ended September 30

(in thousands of Canadian dollars)

	Notes	2021	2020
		$	$

Operating activities

Net earnings		1,369,072	1,117,862

Adjustments for:

Amortization, depreciation and impairment	24	510,570	565,692

Deferred income tax (recovery) expense	16	(25,934)	6,170

Foreign exchange loss (gain)		3,950	(7,956)

Share-based payment costs		45,592	37,358

Gain on leases termination		(2,186)	—

Loss on sale of business		—	1,266

Net change in non-cash working capital items	27a	214,864	218,164

Cash provided by operating activities		2,115,928	1,938,556

Investing activities

Net change in short-term investments		446	8,414

Business acquisitions (considering the bank overdraft assumed and cash acquired)		(98,926)	(269,585)

Proceeds from sale of business		—	2,647

Purchase of property, plant and equipment		(121,806)	(128,478)

Additions to contract costs		(65,001)	(72,845)

Additions to intangible assets		(113,934)	(114,112)

Purchase of long-term investments		(6,957)	(10,594)

Proceeds from sale of long-term investments		8,631	12,100

Cash used in investing activities		(397,547)	(572,453)

Financing activities

Net change in unsecured committed revolving credit facility	27c	—	(334,370)

Increase of long-term debt	27c	1,885,262	1,807,167

Repayment of long-term debt	27c	(1,888,777)	(106,496)

Payment of lease liabilities	27c	(169,674)	(175,320)

Repayment of debt assumed in business acquisitions	27c	—	(28,281)

Payment for remaining shares of Acando[1]		—	(23,123)

Settlement of derivative financial instruments	27c and 31	(6,992)	(3,903)

Purchase of Class A subordinate voting shares held in trusts	19	(31,404)	(55,287)

Purchase and cancellation of Class A subordinate voting shares	19	(1,502,824)	(1,043,517)

Issuance of Class A subordinate voting shares		61,133	57,302

Cash (used in) provided by financing activities		(1,653,276)	94,172

Effect of foreign exchange rate changes on cash and cash equivalents		(73,884)	33,879

Net (decrease) increase in cash and cash equivalents		(8,779)	1,494,154

Cash and cash equivalents, beginning of year		1,707,985	213,831

Cash and cash equivalents, end of year		1,699,206	1,707,985

[1]	Related to a business acquisition made during the year ended September 30, 2019.

Supplementary cash flow information (Note 27).

See Notes to the Consolidated Financial Statements.

FISCAL 2021 RESULTS – 79

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2021 and 2020

(tabular amounts only are in thousands of Canadian dollars, except per share data)

1.	Description of business

CGI Inc. (the Company), directly or through its subsidiaries, provides managed information technology (IT) and business process services, business consulting, strategic IT consulting and systems integration, as well as the sale of software solutions to help clients effectively realize their strategies and create added value. The Company was incorporated under Part IA of the Companies Act (Québec), predecessor to the Business Corporations Act (Québec) which came into force on February 14, 2011 and its Class A subordinate voting shares are publicly traded. The executive and registered office of the Company is situated at 1350 René-Lévesque Blvd. West, Montréal, Québec, Canada, H3G 1T4.

2.	Basis of preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The Company’s consolidated financial statements for the years ended September 30, 2021 and 2020 were authorized for issue by the Board of Directors on November 9, 2021.

3.	Summary of significant accounting policies

CHANGE IN ACCOUNTING POLICY - ACCRUED COMPENSATION AND EMPLOYEE-RELATED LIABILITIES

During the year ended September 30, 2021, the Company modified the presentation of employee’s related liabilities which mainly include payroll related benefits accruals and remittances due to governments to reflect a preferable classification of the nature of these items. Previously under Accounts payable and accrued liabilities these items are now included under Accrued compensation and employee-related liabilities for an amount of $229,686,000 as at September 30, 2021. An amount of $211,844,000, as at September 30, 2020, was reclassified for comparability.

BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions and balances have been eliminated on consolidation.

Subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed or has right to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the relevant activities of the entity. Subsidiaries are fully consolidated from the date of acquisition and continue to be consolidated until the date control over the subsidiaries ceases.

BASIS OF MEASUREMENT

The consolidated financial statements have been prepared on a historical cost basis, except for certain financial assets and liabilities, which have been measured at fair value as described below.

USE OF JUDGEMENTS AND ESTIMATES

The preparation of the consolidated financial statements requires management to make judgements and estimates that affect the reported amounts of assets, liabilities, equity and the accompanying disclosures at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Because the use of judgements and estimates is inherent in the financial reporting process, actual results could differ.

Significant judgements and estimates about the future and other major sources of estimation uncertainty at the end of the reporting period could have a significant risk of causing a material adjustment to the carrying amounts of the following within the next financial year: revenue recognition, deferred tax assets, estimated losses on revenue-generating contracts, goodwill impairment, right-of-use assets, business combinations, provisions for uncertain tax treatments and litigation and claims.

Notes to the Consolidated Financial Statements

For the years ended September 30, 2021 and 2020

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

USE OF JUDGEMENTS AND ESTIMATES (CONTINUED)

The judgements, apart from those involving estimations, that have the most significant effect on the amounts recognized in the consolidated financial statements are:

Revenue recognition of multiple deliverable arrangements

Assessing whether the deliverables within an arrangement are separate performance obligations requires judgement by management. A deliverable is identified as a separate performance obligation if the customer benefits from it on its own or together with resources that are readily available to the customer and if it is separately identifiable from the other deliverables in the contract. The Company assesses if the deliverables are separately identifiable in the context of the contract by determining if it is highly interrelated with other deliverables in the contract. If these criteria are not met, the deliverables are accounted for as a combined performance obligation.

Deferred tax assets

Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable income will be available against which the losses can be utilized. Management judgement is required concerning uncertainties that exist with respect to the timing of future taxable income required to recognize a deferred tax asset. The Company recognizes an income tax benefit only when it is probable that the tax benefit will be realized in the future. In making this judgement, the Company assesses forecasts and the availability of future tax planning strategies.

A description of estimates is included in the respective sections within the Notes to the Consolidated Financial Statements.

COVID-19 pandemic

For the year ended September 30, 2021, the Company assessed the impact of the uncertainties around the COVID-19 pandemic on its balance sheet carrying amounts. This review required the use of judgements and estimates and resulted in no material impact.

The Company will continue to monitor the impact of the development of the COVID-19 pandemic in future reporting periods.

REVENUE RECOGNITION, WORK IN PROGRESS AND DEFERRED REVENUE

The Company generates revenue through the provision of managed IT and business process services, business consulting, strategic IT consulting and systems integration, as well as the sale of software solutions as described in Note 1, Description of business.

The Company provides services and products under arrangements that contain various pricing mechanisms. The Company accounts for a contract or a group of contracts when the following criteria are met: the parties to the contract have approved the contract in which their rights, their obligations and the payment terms have been identified, the contract has commercial substance, and the collectability of the consideration is probable.

A contract modification is a change in the scope or price of an existing revenue-generating customer contract. The Company accounts for a contract modification as a separate contract when the scope of the contract increases because of the addition of promised performance obligations and the price of the contract increases by an amount of consideration that reflects its stand-alone selling prices. When the contract is not accounted for as a separate contract, the Company recognizes an adjustment to revenue on the existing contract on a cumulative catch-up basis as at the date of the contract modification or, if the remaining goods and services are distinct, the Company recognizes the remaining consideration prospectively.

Revenue is recognized when or as the Company satisfies a performance obligation by transferring a promise of good or service to the customer and are measured at the amount of consideration the Company expects to be entitled to receive, including variable consideration, such as, discounts, volume rebates, service-level penalties, and incentives. Variable consideration is estimated using either the expected value method or most likely amount method and is included only to the extent it is highly probable that a significant reversal of cumulative revenue recognized will not occur. In making this judgement, management will mostly consider all information available at the time (historical, current and forecasted), the Company’s knowledge of the client or the industry, the type of services to be delivered and the specific contractual terms of each arrangement.

FISCAL 2021 RESULTS – 81

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2021 and 2020

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

REVENUE RECOGNITION, WORK IN PROGRESS AND DEFERRED REVENUE (CONTINUED)

Revenue from sales of third party vendor’s products, such as software licenses, hardware or services is recorded on a gross basis when the Company is a principal to the transaction and is recorded net of costs when the Company is acting as an agent between the client and vendor. To determine whether the Company is a principal or an agent, it evaluates whether control is obtained of the goods or services before they are transferred to the client. Factors generally considered include whether the Company has the primary responsibility for providing the product or service, adds meaningful value to the vendor’s product or service and has discretion establishing the price.

Relative stand-alone selling price

The Company’s arrangements often include a mix of the services and products as described below. If an arrangement involves the provision of multiple performance obligations, the total arrangement value is allocated to each performance obligations based on its relative stand-alone selling price. When estimating the stand-alone selling price of each performance obligations, the Company maximizes the use of observable prices which are established using the Company’s prices for same or similar deliverables. When observable prices are not available, the Company estimates stand-alone selling prices based on its best estimate. The best estimate of the stand-alone selling price is the price at which the Company would normally expect to offer the services or products and is established by considering a number of internal and external factors including, but not limited to, geographies, the Company’s pricing policies, internal costs and margins. Additionally, in certain circumstances, the Company may apply the residual approach when estimating the stand-alone selling price of software license products, for which the Company has not yet established the price or has not previously sold on a stand-alone basis.

The appropriate revenue recognition method is applied for each performance obligation as described below.

Managed IT and business process services

Revenue from managed IT and business process services arrangements is generally recognized over time as the services are provided at the contractual billings, which corresponds with the value provided to the client, unless there is a better measure of performance or delivery.

Business consulting, strategic IT consulting and systems integration

Revenue from business consulting, strategic IT consulting and systems integration under time and material arrangements is recognized over time as the services are rendered, and revenue under cost-based arrangements is recognized over time as reimbursable costs are incurred. Contractual billings of such arrangements correspond with the value provided to the client, and therefore revenues are generally recognized when amounts become billable.

Revenue from business consulting, strategic IT consulting and systems integration under fixed-fee arrangements is recognized using the percentage-of-completion method over time, as the Company has no alternative use for the asset created and has an enforceable right to payment for performance completed to date. The Company primarily uses labour costs or labour hours to measure the progress towards completion. This method relies on estimates of total expected labour costs or total expected labour hours to complete the service, which are compared to labour costs or labour hours incurred to date, to arrive at an estimate of the percentage of revenue earned to date. Factors considered in the estimates include: changes in scope of the contracts, delays in reaching milestones, complexities in project delivery, availability and retention of qualified IT professionals and/or the ability of the subcontractors to perform their obligation within agreed upon budget and timeframes. Management regularly reviews underlying estimates of total expected labour costs or hours.

Software licenses

Most of the Company’s software license arrangements include other services such as implementation, customization and maintenance. For these types of arrangements, revenue from a software license, when identified as a performance obligation, is recognized at a point in time upon delivery. Otherwise when the software is significantly customized, integrated or modified, it is combined with the implementation and customization services and is accounted for as described in the business consulting, strategic IT consulting and systems integration section above. Revenue from maintenance services for software licenses sold is recognized straight-line over the term of the maintenance period.

Notes to the Consolidated Financial Statements

For the years ended September 30, 2021 and 2020

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

REVENUE RECOGNITION, WORK IN PROGRESS AND DEFERRED REVENUE (CONTINUED)

Work in progress and deferred revenue

Amounts recognized as revenue in excess of billings are classified as work in progress. Amounts received in advance of the performance of services or delivery of products are classified as deferred revenue. Work in progress and deferred revenue are presented net on a contract by-contract basis. During the year ended September 30, 2021, the revenues recognized from the short-term deferred revenue was not significantly different than what was presented as at September 30, 2020.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of unrestricted cash and short-term investments having a maturity of three months or less from the date of purchase.

SHORT-TERM INVESTMENTS

Short-term investments, comprise generally of term deposits, have remaining maturities over three months, but not more than one year, at the date of purchase.

FUNDS HELD FOR CLIENTS AND CLIENTS’ FUNDS OBLIGATIONS

In connection with the Company’s payroll, tax filing and claims services, the Company collects funds for payment of payroll, taxes and claims, temporarily holds such funds until payment is due, remits the funds to the clients’ employees, appropriate tax authorities or claims holders, files tax returns and handles related regulatory correspondence and amendments. The funds held for clients include cash and long-term bonds. The Company presents the funds held for clients and related obligations separately. Funds held for clients are classified as current assets since, based upon management’s expectations, these funds are held solely for the purpose of satisfying the clients’ funds obligations, which will be repaid within one year of the consolidated balance sheet date. The market fluctuations affect the fair value of the long-term bonds. Due to those fluctuations, funds held for clients might not equal to the clients’ funds obligations.

Interest income earned and realized gains and losses on the disposal of bonds are recorded in revenue in the period that the income is earned, as the collecting, holding and remitting of these funds are critical components of providing these services.

PROPERTY, PLANT AND EQUIPMENT (PP&E)

PP&E are recorded at cost and are depreciated over their estimated useful lives using the straight-line method.

Buildings	10 to 40 years

Leasehold improvements	Lesser of the useful life or lease term

Furniture, fixtures and equipment	3 to 20 years

Computer equipment	3 to 5 years

LEASES

The Company adopted IFRS 16, Leases on October 1, 2019.

When the Company enters into contractual agreements, an assessment is performed to determine if the contract contains a lease. The Company identified lease agreements under the following categories: Properties, Motor vehicles and others as well as Computer equipment.

The Company identifies a lease if it conveys the right to control the use of an identified asset for a specific period in exchange for a determined consideration. At inception, a right-of-use asset for the underlying asset and corresponding lease liability are presented in the consolidated balance sheet measured on a present value basis except for short-term leases (expected term of 12 months or less) and leases with low value underlying asset for which payments are recorded as an expense on a straight-line basis over the lease term.

The right-of-use assets are measured at initial lease liabilities adjusted by lease payments made before the commencement date, indirect costs and cash incentives received. The right-of-use assets are depreciated on a straight-line basis over the expected lease term of the underlying asset.

FISCAL 2021 RESULTS – 83

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2021 and 2020

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

LEASES (CONTINUED)

Lease liabilities are measured at present value of non-cancellable payments of the expected lease term, which are mostly made of fixed payments of rent excluding maintenance fees; variable payments that are based on an index or a rate; amounts expected to be payable as residual value guaranties and extension or termination option if reasonably certain to be exercised.

The Company estimates the lease term in order to calculate the value of the lease liability at the initial date of the lease. Management uses judgement to determine the appropriate lease term based on the conditions of each lease. The Company considers all facts that create incentive to exercise an extension option or not to take a termination option including leasehold improvements, significant modification of the underlying asset or a business decision. The extension or termination options are only included in the lease term if it is reasonably certain of being exercised.

Discount rate used in the present value calculation is the incremental borrowing rate unless the implicit interest rate in the lease can be readily determined. The Company estimates the incremental borrowing rate for each lease or portfolio of leased assets, as most of the implicit interest rates in the leases are not readily determinable. To calculate the incremental borrowing rate, the Company considers its credit worthiness, the term of the arrangement, any collateral received and the economic environment. The incremental borrowing rates are subject to change mainly due to changes in the economic environment.

The lease liabilities are subsequently adjusted to reflect interest on the lease liabilities and lease payments made. Lease liabilities are remeasured (along with the corresponding adjustment to the right-of-use asset), whenever the following situations occur; a modification in the lease term, a change in the assessment of an option to purchase, a modification in the residual guarantees or in future lease payments due to a change of an index or rate tied to the payments. In addition, upon partial or full termination of a lease, the difference between the carrying amounts of the lease liability and the right-of-use asset is recorded in the consolidated statements of earnings.

CONTRACT COSTS

Contract costs are comprised primarily of transition costs incurred to implement long-term managed IT and business process services contracts and incentives.

Transition costs

Transition costs consist mostly of costs associated with the installation of systems and processes, as well as conversion of the client’s applications to the Company’s platforms incurred after the award of managed IT and business process services contracts. Transition costs are comprised essentially of labour costs, including compensation and related fringe benefits, as well as subcontractor costs.

Incentives

Occasionally, incentives are granted to clients upon the signing of managed IT and business process services contracts. These incentives are granted in the form of cash payments.

Amortization of contract costs

Contract costs are amortized using the straight-line method over the period services are provided. Amortization of transition costs is included in costs of services, selling and administrative and amortization of incentives is recorded as a reduction of revenue.

Impairment of contract costs

When a contract is not expected to be profitable, the estimated loss is first applied to impair the related capitalized contract costs. The excess of the expected loss over the capitalized contract costs is recorded as onerous revenue-generating contracts in provisions. If at a future date the contract returns to profitability, the previously recognized impairment loss must be reversed. First the estimated losses on revenue-generating contracts must be reversed, and if there is still additional projected profitability then any capitalized contract costs that were impaired must be reversed. The reversal of the impairment loss is limited so that the carrying amount does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of amortization, had no impairment loss been recognized for the contract costs in prior years.

Notes to the Consolidated Financial Statements

For the years ended September 30, 2021 and 2020

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

INTANGIBLE ASSETS

Intangible assets consist of internal-use software, business solutions, software licenses and client relationships. Internal-use software, business solutions and software licenses are recorded at cost. Internal-use software developed internally is capitalized when it meets specific capitalization criteria related to technical and financial feasibility and when the Company demonstrates its ability and intention to use it. Business solutions developed internally and marketed are capitalized when they meet specific capitalization criteria related to technical, market and financial feasibility. Internal-use software, business solutions, software licenses and client relationships acquired through business combinations are initially recorded at their fair value based on the present value of expected future cash flows, which involves estimates, such as the forecasting of future cash flows and discount rates.

Amortization of intangible assets

The Company amortizes its intangible assets using the straight-line method over their estimated useful lives.

Internal-use software	2 to 7 years

Business solutions	2 to 10 years

Software licenses	3 to 8 years

Client relationships	5 to 7 years

IMPAIRMENT OF PP&E, RIGHT-OF-USE ASSETS, INTANGIBLE ASSETS AND GOODWILL

Timing of impairment testing

The carrying values of PP&E, right-of-use assets, intangible assets and goodwill are reviewed for impairment when events or changes in circumstances indicate that the carrying value may be impaired. The Company assesses at each reporting date whether any such events or changes in circumstances exist. The carrying values of intangible assets not available for use are tested for impairment annually as at September 30. Goodwill is tested for impairment annually during the fourth quarter of each fiscal year.

Impairment testing

If any indication of impairment exists or when annual impairment testing for an asset is required, the Company estimates the recoverable amount of the asset or cash-generating unit (CGU) to which the asset relates to determine the extent of any impairment loss. The recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use (VIU) to the Company. The Company mainly uses the VIU. In assessing the VIU, estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. In determining fair value less costs of disposal, recent market transactions are taken into account, if available. If the recoverable amount of an asset or a CGU is estimated to be less than its carrying amount, the carrying amount is reduced to its recoverable amount. An impairment loss is recognized immediately in the consolidated statements of earnings.

Goodwill acquired through business combinations is allocated to the CGU or group of CGUs that are expected to benefit from acquired work force and synergies of the related business combination. The group of CGUs that benefit from the acquired work force and synergies correspond to the Company’s operating segments. For goodwill impairment testing purposes, the group of CGUs that represents the lowest level within the Company at which management monitors goodwill is the operating segment level.

The recoverable amount of each operating segment has been determined based on the VIU calculation which includes estimates about their future financial performance based on cash flows approved by management covering a period of five years. Key assumptions used in the VIU calculations are the pre-tax discount rate applied and the long-term growth rate of net operating cash flows. In determining these assumptions, management has taken into consideration the current economic environment and its resulting impact on expected growth and discount rates. The cash flow projections reflect management’s expectations of the operating segment’s operating performance and growth prospects in the operating segment’s market. The pre-tax discount rate applied to an operating segment is derived from the weighted average cost of capital (WACC). Management considers factors such as country risk premium, risk-free rate, size premium and cost of debt to derive the WACC. Impairment losses relating to goodwill cannot be reversed in future periods.

FISCAL 2021 RESULTS – 85

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2021 and 2020

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

IMPAIRMENT OF PP&E, RIGHT-OF-USE ASSETS, INTANGIBLE ASSETS AND GOODWILL (CONTINUED)

Impairment testing (continued)

For impaired assets, other than goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Company estimates the recoverable amount of the asset. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the recoverable amount of the asset since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of amortization, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statements of earnings.

LONG-TERM FINANCIAL ASSETS

Long-term investments presented in long-term financial assets are comprised of bonds which are presented as long-term based on management’s intentions.

BUSINESS COMBINATIONS

The Company accounts for its business combinations using the acquisition method. Under this method, the consideration transferred is measured at fair value. Acquisition-related and integration costs associated with the business combination are expensed as incurred or when a present legal or constructive obligation exists. The Company recognizes goodwill as the excess of the cost of the acquisition over the net identifiable tangible and intangible assets acquired and liabilities assumed at their acquisition-date fair values. The goodwill recognized is composed of the future economic value associated to acquired work force and synergies with the Company’s operations which are primarily due to reduction of costs and new business opportunities. Management makes assumptions when determining the acquisition-date fair values of the identifiable tangible and intangible assets acquired and liabilities assumed which involve estimates, such as the forecasting of future cash flows, discount rates and the useful lives of the assets acquired. Subsequent changes in fair values are recorded as part of the purchase price allocation and therefore result in corresponding goodwill adjustments if they qualify as measurement period adjustments. The measurement period is the period between the date of acquisition and the date where all significant information necessary to determine the fair values is available, not to exceed 12 months. All other subsequent changes in estimates and judgements are recognized in the consolidated statements of earnings.

EARNINGS PER SHARE

Basic earnings per share is based on the weighted average number of shares outstanding during the period. Diluted earnings per share is determined using the treasury stock method to evaluate the dilutive effect of stock options and performance share units (PSUs).

RESEARCH AND SOFTWARE DEVELOPMENT COSTS

Research costs are charged to earnings in the period in which they are incurred, net of related tax credits. Software development costs related to internal-use software and business solutions are charged to earnings in the year they are incurred, net of related tax credits, unless they meet specific capitalization criteria related to technical, market and financial feasibility as described in the Intangible assets section above.

TAX CREDITS

The Company follows the income approach to account for research and development (R&D) and other tax credits, whereby investment tax credits are recorded when there is a reasonable assurance that the assistance will be received and that the Company will comply with all relevant conditions. Under this method, tax credits related to operating expenditures are recorded as a reduction of the related expenses and recognized in the period in which the related expenditures are charged to earnings. Tax credits related to capital expenditures are recorded as a reduction of the cost of the related assets. The tax credits recorded are based on management’s best estimates of amounts expected to be received and are subject to audit by the taxation authorities.

Notes to the Consolidated Financial Statements

For the years ended September 30, 2021 and 2020

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

INCOME TAXES

Income taxes are accounted for using the liability method of accounting.

Current income taxes are recognized with respect to the amounts expected to be paid or recovered under the tax rates and laws that have been enacted or substantively enacted at the balance sheets date.

Deferred tax assets and liabilities are determined based on deductible or taxable temporary differences between the amounts reported for consolidated financial statement purposes and tax values of the assets and liabilities using enacted or substantively enacted tax rates that will be in effect for the year in which the differences are expected to be recovered or settled. Deferred tax assets and liabilities are recognized in earnings, in other comprehensive income or in equity based on the classification of the item to which they relate.

Deferred tax assets are recognized for unused tax losses and deductible temporary differences to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Once this assessment is made, the Company considers the analysis of forecasts and future tax planning strategies. Estimates of taxable profit are made based on the forecast by jurisdiction on an undiscounted basis. In addition, management considers factors such as substantively enacted tax rates, the history of the taxable profits and availability of tax strategies.

The Company is subject to income tax laws in numerous jurisdictions. Judgement is required in determining the worldwide provision for income taxes as the determination of tax liabilities and assets involves uncertainties in the interpretation of complex tax regulations and requires estimates and assumptions considering the existing facts and circumstances. The Company provides for potential tax liabilities based on the most likely amount of the possible outcomes. Estimates are reviewed each reporting period and updated, based on new information available, and could result in changes to the income tax liabilities and deferred tax liabilities in the period in which such determinations are made.

PROVISIONS

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The Company’s provisions consist of liabilities for litigation and claims provisions arising in the ordinary course of business, decommissioning liabilities for leases of office buildings, onerous revenue-generating contracts and onerous supplier contracts. The Company also records restructuring provisions for termination of employment costs related to specific initiatives and to the integration of its business acquisitions.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Provisions are discounted using a current pre-tax rate when the impact of the time value of money is material. The increase in the provisions due to the passage of time is recognized as finance costs.

The accrued litigation and legal claims provisions are based on historical experience, current trends and other assumptions that are believed to be reasonable under the circumstances. Estimates include the period in which the underlying cause of the claim occurred and the degree of probability of an unfavourable outcome.

Decommissioning liabilities pertain to leases of buildings where certain arrangements require premises to be returned to their original state at the end of the lease term. The provision is determined using the present value of the estimated future cash outflows.

Provisions for onerous revenue-generating contracts are recorded when unavoidable costs of fulfilling the contract exceed the estimated total revenue from the contract. Management regularly reviews arrangement profitability and the underlying estimates.

Provisions for onerous supplier contracts are recorded when the unavoidable net cash flows from honoring the contract are negative. The provision represents the lowest of the costs to fulfill the contract and the penalties to exit the contract.

Restructuring provisions are recognized when a detailed formal plan identifies the business or part of the business concerned, the location and number of employees affected, a detailed estimate of the associated costs, appropriate timelines and has been communicated to those affected by it.

FISCAL 2021 RESULTS – 87

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2021 and 2020

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

TRANSLATION OF FOREIGN CURRENCIES

The Company’s consolidated financial statements are presented in Canadian dollars, which is also the parent company’s functional currency. Each entity in the Company determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. Functional currency is the currency of the primary economic environment in which the entity operates.

Foreign currency transactions and balances

Revenue, expenses and non-monetary assets and liabilities denominated in foreign currencies are recorded at the rate of exchange prevailing at the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates prevailing at the balance sheets date. Unrealized and realized translation gains and losses are reflected in the consolidated statements of earnings.

Foreign operations

For foreign operations that have functional currencies different from the Company, assets and liabilities denominated in a foreign currency are translated at exchange rates in effect at the balance sheets date. Revenue and expenses are translated at average exchange rates prevailing during the period. Resulting unrealized gains or losses on translating financial statements of foreign operations are reported in other comprehensive income.

For foreign operations with the same functional currency as the Company, monetary assets and liabilities are translated at the exchange rates in effect at the balance sheets date and non-monetary assets and liabilities are translated at historical exchange rates. Revenue and expenses are translated at average exchange rates during the period. Translation exchange gains or losses of such operations are reflected in the consolidated statements of earnings.

SHARE-BASED PAYMENTS

Equity-settled plans

The Company operates equity-settled stock option and PSU plans under which the Company receives services from employees, officers and directors as consideration for equity instruments.

The fair value of those share-based payments is established on the grant date using the Black-Scholes option pricing model for the stock options and the closing price of Class A subordinate voting shares of the Company on the Toronto Stock Exchange (TSX) for the PSUs. The number of stock options and PSUs expected to vest are estimated on the grant date and subsequently revised on each reporting date. For stock options, the estimation of fair value requires making assumptions for the most appropriate inputs to the valuation model including the expected life of the option and expected stock price volatility. The fair value of share-based payments, adjusted for expectations related to performance conditions and forfeitures, are recognized as share-based payment costs over the vesting period in earnings with a corresponding credit to contributed surplus on a graded-vesting basis if they vest annually or on a straight-line basis if they vest at the end of the vesting period.

When stock options are exercised, any consideration paid is credited to capital stock and the recorded fair value of the stock options is removed from contributed surplus and credited to capital stock. When PSUs are exercised, the recorded fair value of PSUs is removed from contributed surplus and credited to capital stock.

Share purchase plan

The Company operates a share purchase plan for eligible employees. Under this plan, the Company matches the contributions made by employees up to a maximum percentage of the employee’s salary. The Company’s contributions to the plan are recognized in salaries and other member costs within costs of services, selling and administrative.

Cash-settled deferred share units

The Company operates a deferred share unit (DSU) plan to compensate the external members of the Board of Directors. The expense is recognized within costs of services, selling and administrative for each DSU granted equal to the closing price of Class A subordinate voting shares of the Company on the TSX at the date on which DSUs are awarded and a corresponding liability is recorded in accrued compensation and employee-related liabilities. After the grant date, the DSU liability is remeasured for subsequent changes in the fair value of the Company’s shares.

Notes to the Consolidated Financial Statements

For the years ended September 30, 2021 and 2020

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

FINANCIAL INSTRUMENTS

All financial instruments are initially measured at their fair value and are subsequently classified either at amortized cost, at fair value through earnings (FVTE) or at fair value through other comprehensive income (FVOCI). Financial assets are classified based on the Company’s management model of such instruments and their contractual cash flows they generate. Financial liabilities are classified and measured at amortized cost, unless they are held for trading and classified as FVTE.

The Company has made the following classifications:

FVTE

Cash and cash equivalents, derivative financial instruments and deferred compensation plan assets within long-term financial assets are measured at fair value at the end of each reporting period and the resulting gains or losses are recorded in the consolidated statements of earnings.

Amortized Cost

Trade accounts receivable, cash included in funds held for clients, long-term receivables within long-term financial assets, accounts payable and accrued liabilities, accrued compensation and employee-related liabilities, long-term debt and clients’ funds obligations are measured at amortized cost using the effective interest method. Financial assets classified at amortized cost are subject to impairment. For trade accounts receivable and work in progress, the Company applies the simplified approach to measure expected credit losses, which requires lifetime expected loss allowance to be recorded upon initial recognition of the financial assets.

FVOCI

Short-term investments included in current financial assets, long-term bonds included in funds held for clients and in long-term investments within long-term financial assets are measured at fair value through other comprehensive income and are subject to impairment for which the Company uses the low credit risk exemption.

The unrealized gains and losses, net of applicable income taxes, are recorded in other comprehensive income. Interest income measured using the effective interest method and realized gains and losses on derecognition are recorded in the consolidated statements of earnings.

Transaction costs are comprised primarily of legal, accounting and other costs directly attributable to the acquisition or issuance of financial instruments. Transaction costs related to financial instruments other than FVTE are included in the initial recognition of the corresponding asset or liability and are amortized using effective interest method. Transaction costs related to the unsecured committed revolving credit facility are included in other long-term assets and are amortized using the straight-line method over the expected life of the underlying agreement.

Financial assets are derecognized if the contractual rights to the cash flows from the financial asset expire or the asset is transferred and the transfer qualifies for derecognition as substantially all the risks and rewards of ownership of the financial asset have been transferred.

Fair value hierarchy

Fair value measurements recognized on the balance sheets are classified in accordance with the following levels:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: inputs other than quoted prices included in Level 1, but that are observable for the asset or liability, either directly or indirectly; and

Level 3: inputs for the asset or liability that are not based on observable market data.

FISCAL 2021 RESULTS – 89

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2021 and 2020

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING TRANSACTIONS

The Company enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign currency exchange risks.

Derivative financial instruments are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently remeasured to their fair value at the end of each reporting date. The resulting gain or loss is recognized in the consolidated statements of earnings, unless the derivative is designated and is effective as a hedging instrument, in which event the timing of the recognition in the consolidated statements of earnings depends on the nature of the hedge relationship. The cash flows of the hedging instruments are classified in the same manner as the cash flows of the item being hedged.

At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which the Company wishes to apply hedge accounting and the risk management’s objective and strategy for undertaking the hedge. The documentation includes the identification of the nature of the risk being hedged, the economic relationship between the hedged item and the hedging instruments which should not be dominated by credit risk, the hedge ratio consistent with the risk management strategy pursued and how the Company will assess the effectiveness of the hedging relationship on an ongoing basis.

Management evaluates hedge effectiveness at inception of the hedge instrument and quarterly thereafter generally based on a managed hedge ratio of 1 for 1. Hedge effectiveness is measured prospectively as the extent to which changes in the fair value or cash flows of the derivative offsets the changes in the fair value or cash flows of the underlying hedged instrument or risk when there is a significant mismatch between the terms of the hedging instrument and the hedged item. Any meaningful imbalance is considered ineffectiveness in the hedge and accounted for accordingly in the consolidated statements of earnings.

Hedges of net investments in foreign operations

The Company uses cross-currency swaps and foreign currency denominated long-term debt to hedge portions of the Company’s net investments in its U.S. and European operations. Foreign exchange translation gains or losses on the net investments and the effective portions of gains or losses on instruments hedging the net investments are recorded in other comprehensive income. Gains or losses relating to the ineffective portion are recognized in consolidated statements of earnings. When the hedged net investment is disposed of, the relevant amount in other comprehensive income is transferred to earnings as part of the gain or loss on disposal.

Cash flow hedges of future revenue and long-term debt

The majority of the Company’s revenue and costs are denominated in a currency other than the Canadian dollar. The risk of foreign exchange fluctuations impacting the results is substantially mitigated by matching the Company’s costs with revenue denominated in the same currency. In certain cases where there is a substantial imbalance for a specific currency, the Company enters into foreign currency forward contracts to hedge the variability in the foreign currency exchange rates.

The Company also uses interest rate and cross-currency swaps to hedge either the cash flow exposure or the foreign exchange exposure of the long-term debt.

The effective portion of the change in fair value of the derivative financial instruments is recognized in other comprehensive income and the ineffective portion, if any, in the consolidated statements of earnings. The effective portion of the change in fair value of the derivatives is reclassified out of other comprehensive income into the consolidated statements of earnings when the hedged item is recognized in the consolidated statements of earnings.

Fair value hedges of Senior U.S. unsecured notes

The Company entered into interest rate swaps to hedge the fair value exposure of the issued fixed rate Senior U.S. unsecured notes repayable in December 2021. Under the interest rate swaps, the Company receives a fixed rate of interest and pays interest at a variable rate on the notional amount.

The changes in the fair value of the interest rate swaps are recognized in the consolidated statements of earnings as finance costs. The changes in the fair value of the hedged items attributable to the risk hedged is recorded as part of the carrying value of the Senior U.S. unsecured notes and are also recognized in the consolidated statements of earnings as finance costs. If the hedged items are derecognized, the unamortized fair value is recognized immediately in the consolidated statements of earnings.

Notes to the Consolidated Financial Statements

For the years ended September 30, 2021 and 2020

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING TRANSACTIONS (CONTINUED)

Cost of hedging

The Company has elected to account for forward element of forward contracts or foreign currency basis spread as costs of hedging. In such cases, the deferred costs of hedging, net of applicable income taxes, are recognized as a separate component of the accumulated other comprehensive income and reclassified in the consolidated statements of earnings when the hedged item is recognized.

EMPLOYEE BENEFITS

The Company operates both defined benefit and defined contribution post-employment benefit plans.

The cost of defined contribution plans is charged to the consolidated statements of earnings on the basis of contributions payable by the Company during the year.

For defined benefit plans, the defined benefit obligations are calculated by independent actuaries using the projected unit credit method. The retirement benefits obligations in the consolidated balance sheets represent the present value of the defined benefit obligations as reduced by the fair value of plan assets. The retirement benefits assets are recognized to the extent that the Company can benefit from refunds or a reduction in future contributions. Retirement benefits plans that are funded by the payment of insurance premiums are treated as defined contribution plans unless the Company has an obligation either to pay the benefits directly when they fall due or to pay further amounts if assets accumulated with the insurer do not cover all future employee benefits. In such circumstances, the plan is treated as a defined benefit plan.

Insurance policies are treated as plan assets of a defined benefit plan if the proceeds of the policy:

-	Can only be used to fund employee benefits;

-	Are not available to the Company’s creditors; and

-	Either cannot be paid to the Company unless the proceeds represent surplus assets not needed to meet all the benefit obligations or are a reimbursement for benefits already paid by the Company.

Insurance policies that do not meet the above criteria are treated as non-current investments and are held at fair value as long-term financial assets in the consolidated balance sheets.

The actuarial valuations used to determine the cost of defined benefit pension plans and their present value involve making assumptions about discount rates, future salary and pension increases, inflation rates and mortality. Any changes in these assumptions will impact the carrying amount of pension obligations. In determining the appropriate discount rate, management considers the interest rates of high quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability.

The current service cost is recognized in the consolidated statements of earnings under costs of services, selling and administrative. The net interest cost calculated by applying the discount rate to the net defined benefit liabilities or assets is recognized as net finance cost or income. When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefits that relates to past services or the gains or losses on curtailment is recognized immediately in the consolidated statements of earnings. The gains or losses on the settlement of a defined benefit plan are recognized when the settlement occurs.

Remeasurements on defined benefit plans include actuarial gains and losses, changes in the effect of the asset ceiling and the return on plan assets, excluding the amount included in net interest on the net defined liabilities or assets. Remeasurements are charged or credited to other comprehensive income in the period in which they arise.

FISCAL 2021 RESULTS – 91

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2021 and 2020

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

ADOPTION OF ACCOUNTING INTERPRETATION

Configuration or customization costs in a cloud computing arrangement - IAS 38

For the year ended September 30, 2021, the Company considered and applied the IFRS Interpretations Committee agenda decision on configuration or customization costs in a cloud computing arrangement, more specifically on Software as a Service arrangements. The agenda decision clarifies that configuration or customization costs under such arrangements often do not meet the capitalization criteria under IAS 38 Intangible assets. Judgement is required to determine if the capitalization criteria are met. The adoption of the interpretation was considered retrospectively and did not have a material impact on the Company’s consolidated financial statements.

FUTURE ACCOUNTING STANDARD CHANGES

The following standard is effective as of October 1, 2021 for the Company.

IBOR reform with amendments to IFRS 9, IAS 39, IFRS 7 and IFRS 16

In August 2020, the IASB issued Interest Rate Benchmark Reform-Phase 2, which amends IFRS 9 Financial Instruments, IAS 39 Financial Instruments: Recognition and Measurement, IFRS 7 Financial Instruments: Disclosures and IFRS 16 Leases. The amendments complement those issued in 2019 and focus on the effects on financial statements when a company replaces the old interest rate benchmark with an alternative benchmark rate as a result of the reform.

For financial instruments at amortized cost, the amendment introduces a practical expedient such that if a change to contractual cash flow occurs as a direct consequence of the interbank offered rates (IBORs) reform and on economically equivalent terms to the previous basis, it will not result in an immediate gain or loss recognition. As for hedge accounting, the practical expedient allows hedge instruments relationship directly affected by the reform to continue. However, additional ineffectiveness might need to be recorded.

The Company has financial instruments exposed to the 1 month USD Libor rate which is planned to expire in June 2023. As at September 30, 2021, the only instruments with a maturity date subsequent to June 2023 directly impacted by the IBORs reform are the unsecured committed term loan credit facility and the related cross-currency interest rate swaps (the hedging instruments) expiring in December 2023.

The implementation of this amendment will result in no impact on the Company’s consolidated financial statements on adoption date. The Company is currently managing the process to transition the existing impacted agreements to an alternative rate.

The following standard has been issued and will be effective on October 1, 2022 for the Company, with earlier application permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

Onerous contracts – Cost of Fulfilling a Contract - Amendments to IAS 37

In May, 2020, the IASB amended IAS 37 Provisions, Contingent Liabilities and Contingent Assets. The amendment clarifies that for assessing whether a contract is onerous, the cost of fulfilling the contract includes both the incremental cost of fulfilling that contract and an allocation of other costs that relates directly to fulfilling the contract.

The following standards have been issued and will be effective on October 1, 2023 for the Company, with earlier application permitted. The Company is currently evaluating the impact of those standards on its consolidated financial statements.

Classification of Liabilities as Current or Non-current – Amendments to IAS 1

In January, 2020, the IASB amended IAS 1 Presentation of Financial Statements. The amendment clarifies that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period which only impacts the presentation of liabilities in the balance sheet. The classification is unaffected by expectations about whether the Company will exercise its right to defer settlement of a liability.

Disclosure of Accounting Policy Information – Amendments to IAS 1 and IFRS Practice Statement 2

In February, 2021, the IASB amended IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements to require the Company to disclose its material accounting policy information rather than its significant accounting policies.

Notes to the Consolidated Financial Statements

For the years ended September 30, 2021 and 2020

(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.	Summary of significant accounting policies (continued)

FUTURE ACCOUNTING STANDARD CHANGES (CONTINUED)

Definition of Accounting Estimates – Amendments to IAS 8

In February, 2021, the IASB amended IAS 8 Accounting Policies, Changes in Accounting estimates and Errors to introduce a definition of accounting estimates and to help entities distinguish changes in accounting policies from changes in accounting estimates. This distinction is important because changes in accounting policies must be applied retrospectively while changes in accounting estimates are accounted for prospectively.

Deferred Tax related to Assets and Liabilities arising from a Single Transaction – Amendments to IAS 12

In May 2021, the IASB amended IAS 12 Income Taxes, to narrow the scope of the initial recognition exemption so that it does not apply to transactions that give rise to equal and offsetting temporary differences.

4.	Accounts receivable

	As at September 30, 2021	As at September 30, 2020
	$	$
Trade (Note 31)	938,417	904,887
R&D and other tax credits[1]	187,347	180,953
Other	105,688	133,462
	1,231,452	1,219,302

[1]	R&D and other tax credits were related to government programs mainly in the United States, Canada and France.

5.	Funds held for clients

	As at September 30, 2021	As at September 30, 2020
	$	$
Cash	456,525	576,708
Long-term bonds (Note 31)	136,629	148,470
	593,154	725,178

FISCAL 2021 RESULTS – 93

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2021 and 2020

(tabular amounts only are in thousands of Canadian dollars, except per share data)

6.	Property, plant and equipment

	Land and buildings	Leasehold improvements	Furniture, fixtures and equipment	Computer equipment	Total
	$	$	$	$	$
Cost
As at September 30, 2020	79,281	241,542	165,219	661,891	1,147,933
Additions	2,000	26,349	10,956	96,418	135,723
Additions - business acquisitions (Note 26a)	—	1,200	208	414	1,822
Disposals/retirements	—	(15,284)	(20,238)	(142,724)	(178,246)
Foreign currency translation adjustment	(2,374)	(8,983)	(5,528)	(23,107)	(39,992)
As at September 30, 2021	78,907	244,824	150,617	592,892	1,067,240
Accumulated depreciation
As at September 30, 2020	20,124	150,572	108,060	496,231	774,987
Depreciation expense (Note 24)	2,590	25,512	13,547	102,774	144,423
Impairment (Note 24)	—	612	50	451	1,113
Disposals/retirements	—	(15,284)	(20,238)	(142,724)	(178,246)
Foreign currency translation adjustment	(753)	(5,400)	(3,726)	(17,250)	(27,129)
As at September 30, 2021	21,961	156,012	97,693	439,482	715,148
Net carrying amount as at September 30, 2021	56,946	88,812	52,924	153,410	352,092

	Land and buildings	Leasehold improvements	Furniture, fixtures and equipment	Computer equipment	Total
	$	$	$	$	$
Cost
As at September 30, 2019	58,614	224,559	180,638	714,629	1,178,440
Adoption of IFRS 16 (Note 3)	—	—	(14,578)	(40,357)	(54,935)
As at October 1, 2019	58,614	224,559	166,060	674,272	1,123,505
Additions	5,759	28,188	12,225	79,057	125,229
Additions - business acquisitions (Note 26c)	12,730	1,013	2,683	2,474	18,900
Disposals/retirements	—	(17,160)	(19,405)	(118,490)	(155,055)
Foreign currency translation adjustment	2,178	4,942	3,656	24,578	35,354
As at September 30, 2020	79,281	241,542	165,219	661,891	1,147,933
Accumulated depreciation
As at September 30, 2019	16,961	139,726	118,672	505,420	780,779
Adoption of IFRS 16 (Note 3)	—	—	(8,285)	(24,787)	(33,072)
As at October 1, 2019	16,961	139,726	110,387	480,633	747,707
Depreciation expense (Note 24)	1,895	24,965	14,240	115,490	156,590
Impairment (Note 24)	—	—	—	1,035	1,035
Disposals/retirements	—	(17,160)	(19,021)	(117,681)	(153,862)
Foreign currency translation adjustment	1,268	3,041	2,454	16,754	23,517
As at September 30, 2020	20,124	150,572	108,060	496,231	774,987
Net carrying amount as at September 30, 2020	59,157	90,970	57,159	165,660	372,946

Notes to the Consolidated Financial Statements

For the years ended September 30, 2021 and 2020

(tabular amounts only are in thousands of Canadian dollars, except per share data)

7.	Right-of-use assets

	Properties	Motor vehicles and others	Computer equipment	Total
	$	$	$	$
Cost
As at September 30, 2020	1,124,258	233,976	40,965	1,399,199
Additions	60,318	21,955	828	83,101
Additions - business acquisitions (Note 26a)	4,982	—	—	4,982
Change in estimates and lease modifications	33,774	—	—	33,774
Disposals/retirements	(99,373)	(73,190)	(2,183)	(174,746)
Foreign currency translation adjustment	(43,092)	(8,387)	(517)	(51,996)
As at September 30, 2021	1,080,867	174,354	39,093	1,294,314
Accumulated depreciation
As at September 30, 2020	605,155	97,573	29,606	732,334
Depreciation expense (Note 24)	111,899	41,766	6,575	160,240
Impairment (Note 24)	1,467	—	—	1,467
Disposals/retirements	(87,557)	(67,464)	(2,183)	(157,204)
Foreign currency translation adjustment	(24,406)	(3,900)	(424)	(28,730)
As at September 30, 2021	606,558	67,975	33,574	708,107
Net carrying amount as at September 30, 2021	474,309	106,379	5,519	586,207

	Properties	Motor vehicles and others	Computer equipment	Total
	$	$	$	$
Cost
As at September 30, 2019	—	—	—	—
Adoption of IFRS 16 (Note 3)	1,070,987	230,707	40,357	1,342,051
As at October 1, 2019	1,070,987	230,707	40,357	1,342,051
Additions	59,556	56,976	2,390	118,922
Additions - business acquisitions (Note 26c)	11,859	—	—	11,859
Change in estimates and lease modifications	(6,460)	—	—	(6,460)
Disposals/retirements	(56,986)	(61,941)	(3,110)	(122,037)
Foreign currency translation adjustment	45,302	8,234	1,328	54,864
As at September 30, 2020	1,124,258	233,976	40,965	1,399,199
Accumulated depreciation
As at September 30, 2019	—	—	—	—
Adoption of IFRS 16 (Note 3)	501,821	114,097	24,787	640,705
As at October 1, 2019	501,821	114,097	24,787	640,705
Depreciation expense (Note 24)	127,931	33,140	7,168	168,239
Impairment (Note 24)	8,361	—	—	8,361
Disposals/retirements	(56,986)	(52,467)	(3,110)	(112,563)
Foreign currency translation adjustment	24,028	2,803	761	27,592
As at September 30, 2020	605,155	97,573	29,606	732,334
Net carrying amount as at September 30, 2020	519,103	136,403	11,359	666,865

FISCAL 2021 RESULTS – 95

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2021 and 2020

(tabular amounts only are in thousands of Canadian dollars, except per share data)

8.	Contract costs

		As at September 30, 2021			As at September 30, 2020
	Cost	Accumulated amortization	Net carrying amount	Cost	Accumulated amortization	Net carrying amount
	$	$	$	$	$	$
Transition costs	487,106	262,311	224,795	477,174	246,468	230,706
Incentives	52,200	46,433	5,767	67,545	58,875	8,670
	539,306	308,744	230,562	544,719	305,343	239,376

9.	Intangible assets

	Internal-use software acquired	Internal-use software internally developed	Business solutions acquired	Business solutions internally developed	Software licenses	Client relationships	Total
	$	$	$	$	$	$	$
Cost
As at September 30, 2020	96,900	131,298	76,278	571,015	190,372	1,187,862	2,253,725
Additions	107	7,712	—	85,572	21,086	—	114,477
Additions - business acquisitions (Note 26a)	—	—	8,081	—	—	14,026	22,107
Disposals/retirements	(16,427)	(39,284)	(3,242)	(9,041)	(39,656)	—	(107,650)
Foreign currency translation adjustment	(1,370)	(835)	(2,476)	(22,696)	(4,428)	(47,268)	(79,073)
As at September 30, 2021	79,210	98,891	78,641	624,850	167,374	1,154,620	2,203,586
Accumulated amortization
As at September 30, 2020	84,431	79,745	75,170	338,122	142,456	1,012,339	1,732,263
Amortization expense (Note 24)	5,464	13,882	3,043	44,439	24,963	38,070	129,861
Impairment (Note 24)	—	—	—	4,121	—	—	4,121
Disposals/retirements	(16,427)	(39,284)	(3,242)	(9,041)	(39,656)	—	(107,650)
Foreign currency translation adjustment	(1,165)	(509)	(2,240)	(12,044)	(3,562)	(42,282)	(61,802)
As at September 30, 2021	72,303	53,834	72,731	365,597	124,201	1,008,127	1,696,793
Net carrying amount as at September 30, 2021	6,907	45,057	5,910	259,253	43,173	146,493	506,793

	Internal-use software acquired	Internal-use software internally developed	Business solutions acquired	Business solutions internally developed	Software licenses	Client relationships	Total
	$	$	$	$	$	$	$
Cost
As at September 30, 2019	99,204	123,289	81,028	511,384	221,510	1,095,339	2,131,754
Additions	929	9,861	229	88,900	10,738	—	110,657
Additions - business acquisitions (Note 26c)	—	—	—	—	507	47,303	47,810
Disposals/retirements	(4,652)	(2,826)	(7,506)	(34,810)	(47,888)	(2,376)	(100,058)
Foreign currency translation adjustment	1,419	974	2,527	5,541	5,505	47,596	63,562
As at September 30, 2020	96,900	131,298	76,278	571,015	190,372	1,187,862	2,253,725
Accumulated amortization
As at September 30, 2019	80,467	69,095	79,907	317,846	159,591	906,866	1,613,772
Amortization expense (Note 24)	7,336	12,986	316	41,928	26,411	68,401	157,378
Impairment (Note 24)	—	—	—	10,633	—	—	10,633
Disposals/retirements	(4,652)	(2,826)	(7,506)	(34,810)	(47,146)	(453)	(97,393)
Foreign currency translation adjustment	1,280	490	2,453	2,525	3,600	37,525	47,873
As at September 30, 2020	84,431	79,745	75,170	338,122	142,456	1,012,339	1,732,263
Net carrying amount as at September 30, 2020	12,469	51,553	1,108	232,893	47,916	175,523	521,462

Notes to the Consolidated Financial Statements

For the years ended September 30, 2021 and 2020

(tabular amounts only are in thousands of Canadian dollars, except per share data)

10.	Other long-term assets

	As at September 30, 2021	As at September 30, 2020
	$	$
Prepaid long-term maintenance agreements	32,019	17,567
Insurance contracts held to fund defined benefit pension and life assurance arrangements - reimbursement rights (Note 17)	21,250	24,033
Retirement benefits assets (Note 17)	106,228	86,127
Deposits	15,641	13,312
Deferred financing fees	2,533	3,408
Other	13,841	19,292
	191,512	163,739

11.	Long-term financial assets

	As at September 30, 2021	As at September 30, 2020
	$	$
Deferred compensation plan assets (Notes 17 and 31)	81,633	73,156
Long-term investments (Note 31)	19,354	22,612
Long-term receivables	18,093	20,623
Long-term derivative financial instruments (Note 31)	33,578	40,178
	152,658	156,569

FISCAL 2021 RESULTS – 97

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2021 and 2020

(tabular amounts only are in thousands of Canadian dollars, except per share data)

12.	Goodwill

The Company’s operations are managed through the following nine operating segments, namely: Western and Southern Europe (primarily France and Portugal); United States (U.S.) Commercial and State Government; Canada; U.S. Federal; United Kingdom (U.K.) and Australia; Central and Eastern Europe (primarily Germany and the Netherlands); Scandinavia; Finland, Poland and Baltics; and Asia Pacific Global Delivery Centers of Excellence (mainly India and Philippines) (Asia Pacific).

The operating segments reflect the current management structure and the way that the chief operating decision-maker, who is the President and Chief Executive Officer of the Company, evaluates the business.

The Company completed the annual impairment test during the fourth quarter of the fiscal year 2021 and did not identify any impairment.

The movements in goodwill were as follows:

	Western and Southern Europe	U.S. Commercial and State Government	Canada	U.S. Federal	U.K. and Australia	Central and Eastern Europe	Scandinavia	Finland, Poland and Baltics	Asia Pacific	Total
	$	$	$	$	$	$	$	$	$	$
As at September 30, 2020	1,089,099	1,147,307	1,142,148	999,162	904,972	985,849	1,169,873	659,878	281,643	8,379,931
Business acquisitions (Note 26)	(994)	75,697	—	(2,740)	(276)	1,812	—	—	—	73,499
Foreign currency translation adjustment	(65,755)	(53,232)	—	(48,640)	(8,775)	(56,300)	(29,300)	(39,888)	(11,839)	(313,729)
As at September 30, 2021	1,022,350	1,169,772	1,142,148	947,782	895,921	931,361	1,140,573	619,990	269,804	8,139,701

Key assumptions in goodwill impairment testing

The key assumptions for the CGUs are disclosed in the following tables for the years ended September 30:

2021	Western and Southern Europe	U.S. Commercial and State Government	Canada	U.S. Federal	U.K. and Australia	Central and Eastern Europe	Scandinavia	Finland, Poland and Baltics	Asia Pacific
	%	%	%	%	%	%	%	%	%

Pre-tax WACC	10.0	8.5	9.1	8.1	8.8	9.4	9.3	9.5	18.5

Long-term growth rate of net operating cash flows[1]	1.6	2.0	2.0	2.0	1.9	1.8	1.8	1.7	2.0

2020	Western and Southern Europe	U.S. Commercial and State Government	Canada	U.S. Federal	U.K. and Australia	Central and Eastern Europe	Scandinavia	Finland, Poland and Baltics	Asia Pacific
	%	%	%	%	%	%	%	%	%

Pre-tax WACC	11.2	9.3	9.6	8.5	9.3	10.2	10.0	10.8	23.0

Long-term growth rate of net operating cash flows[1]	1.7	2.0	2.0	2.0	2.0	1.9	1.9	1.7	2.0

[1]	The long-term growth rate is based on the lower of published industry research growth and 2.0%.

Notes to the Consolidated Financial Statements

For the years ended September 30, 2021 and 2020

(tabular amounts only are in thousands of Canadian dollars, except per share data)

13.	Provisions

	Restructuring1, [4]	Decommissioning liabilities[2]	Others[3]	Total
	$	$	$	$
As at September 30, 2020	115,272	26,561	57,687	199,520
Additional provisions	1,008	2,239	52,728	55,975
Utilized amounts	(93,340)	(2,677)	(50,880)	(146,897)
Reversals of unused amounts	—	(437)	(11,958)	(12,395)
Discount rate adjustment and imputed interest	—	117	—	117
Foreign currency translation adjustment	(3,292)	(951)	(1,952)	(6,195)
As at September 30, 2021	19,648	24,852	45,625	90,125
Current portion	19,289	4,466	39,794	63,549
Non-current portion	359	20,386	5,831	26,576

[1]	See Note 26d), Investments in subsidiaries.

[2]

As at September 30, 2021, the decommissioning liabilities were based on the expected cash flows of $25,491,000 and were discounted at a weighted average rate of 0.57%. The timing of settlements of these obligations ranges between one and twelve years as at September 30, 2021. The reversals of unused amounts are mostly due to favourable settlements.

[3]	As at September 30, 2021, others included onerous revenue-generating contracts, litigation and claims and onerous supplier contracts.

[4]

During the year ended September 30, 2020, the Company recorded $155,411,000 of restructuring costs related to announced restructuring plans. This amount included restructuring costs for terminations of employment of $144,202,000, accounted for in restructuring provisions, impairment of PP&E of $1,035,000 (Notes 6 and 24), impairment of right-of-use assets of $5,092,000 (Note 24), as well as other restructuring costs of $5,082,000.

FISCAL 2021 RESULTS – 99

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2021 and 2020

(tabular amounts only are in thousands of Canadian dollars, except per share data)

14.	Long-term debt

	As at September 30, 2021	As at September 30, 2020
	$	$
Senior U.S. unsecured note repayable of $316,900 (U.S.$250,000) in December 2021[1]	318,009	339,682

Senior unsecured notes repayable in September by tranches of $380,280 (U.S.$300,000) in 2024 and $190,140 (U.S.$150,000) in three yearly repayments of U.S.$50,000 from 2022 to 2024[2]	570,298	872,283

Senior U.S. unsecured notes repayable of $760,560 (U.S.$600,000) in September 2026 and $507,040 (U.S.$400,000) in September 2031[3]	1,253,226	—

Senior unsecured notes repayable of $600,000 in September 2028[4]	595,331	—

Unsecured committed term loan credit facilities[5]	633,623	2,330,288

Other long-term debt	31,169	44,842
	3,401,656	3,587,095

Current portion	392,727	310,764
	3,008,929	3,276,331

[1]

As at September 30, 2021, an amount of $316,900,000 was borrowed, plus fair value adjustments relating to interest rate swaps designated as fair value hedges of $1,132,000 and less financing fees. The private placement financing with U.S. institutional investors is comprised of one tranche of Senior U.S. unsecured note, due in December 2021, with a fixed interest rate of 4.99%. The Senior U.S. unsecured note contains covenants that require the Company to maintain certain financial ratios (Note 32). As at September 30, 2021, the Company was in compliance with these covenants.

[2]

As at September 30, 2021, an amount of $570,420,000 was borrowed, less financing fees. The private placement is comprised of two tranches of Senior U.S. unsecured notes with a weighted average maturity of 2.6 years and a weighted average interest rate of 3.95% (3.64% in 2020). In September 2021, the Company repaid the fourth of the seven yearly scheduled repayments of U.S.$50,000,000 on a tranche of the Senior U.S. unsecured notes for a total amount of $63,220,000 and settled the related cross-currency swaps (Note 31). In September 2021, the Company repaid the scheduled repayment of U.S.$55,000,000 on another tranche of the Senior U.S. unsecured notes for a total amount of $69,542,000 and settled the related cross-currency swaps (Note 31). In September 2021, the Company also repaid the scheduled repayment of €85,000,000 of the Senior euro unsecured notes for a total amount of $126,914,000. The Senior unsecured notes contain covenants that require the Company to maintain certain financial ratios (Note 32). As at September 30, 2021, the Company was in compliance with these covenants.

[3]

During the year ended September 30, 2021, the Company issued Senior U.S. unsecured notes (2021 U.S. Senior Notes) for a total principal amount of U.S. $1,000,000,000. This issuance is comprised of two series of Senior U.S. unsecured notes with a weighted average maturity of 7 years and a weighted average interest rate of 1.79%. As at September 30, 2021, an amount of $1,267,600,000 was borrowed, less financing fees.

[4]

During the year ended September 30, 2021, the Company issued Senior unsecured notes (2021 CAD Senior Notes) for a total principal amount of $600,000,000. This issuance is due in September 2028, with an interest rate of 2.10%. As at September 30, 2021, an amount of $600,000,000 was borrowed, less financing fees.

[5]

As at September 30, 2021, an amount of $633,800,000 was borrowed less financing fees. This facility bears interest based on the 1 month USD LIBOR rate, plus a variable margin that is determined based on the Company’s leverage ratio. The unsecured committed term loan credit facility is due in December 2023, with a weighted average interest rate of 1.09%. The unsecured committed term loan credit facility contains covenants that require the Company to maintain certain financial ratios (Note 32). As at September 30, 2021, the Company was in compliance with these covenants. In September 2021, the Company repaid the amended and restated unsecured committed term loan credit facility entered into in April 2020 of U.S.$1,250,000,000 for a total amount of $1,583,546,000.

The Company has an unsecured committed revolving credit facility available for an amount of $1,500,000,000 that expires in December 2024. This facility bears interest at bankers’ acceptance, LIBOR or Canadian prime, plus a variable margin that is determined based on the Company’s leverage ratio. As at September 30, 2021, there was no amount drawn upon this facility. An amount of $6,628,000 has been committed against this facility to cover various letters of credit issued for clients and other parties. On October 29, 2021, the facility was extended by two years to October 2026 and can be further extended. There were no material changes in the terms and conditions including interest rates and banking covenants. The unsecured committed revolving credit facility contains covenants that require the Company to maintain certain financial ratios (Note 32). As at September 30, 2021, the Company was in compliance with these covenants.

Notes to the Consolidated Financial Statements

For the years ended September 30, 2021 and 2020

(tabular amounts only are in thousands of Canadian dollars, except per share data)

15.	Other long-term liabilities

	As at September 30, 2021	As at September 30, 2020
	$	$

Deferred revenue	59,349	38,466

Deferred compensation plan liabilities (Note 17)	91,943	82,221

Other[1]	51,370	64,687

	202,662	185,374

[1]

As at September 30, 2021, other is mainly composed of $33,686,000 ($48,299,000 as at September 30, 2020) in relation with the deferral of the employer side social security payments under the U.S. Government Coronavirus Aid, Relief, and Economic Security Act (CARES Act).

16.	Income taxes

	Year ended September 30
	2021	2020
	$	$

Current income tax expense

Current income tax expense in respect of the current year	475,833	416,563

Adjustments recognized in the current year in relation to the income tax expense of prior years	19,021	(24,328)

Total current income tax expense	494,854	392,235

Deferred income tax (recovery) expense

Deferred income tax recovery relating to the origination and reversal of temporary differences	(6,165)	(1,120)

Deferred income tax recovery relating to changes in tax rates	(460)	(3,479)

Adjustments recognized in the current year in relation to the deferred income tax recovery of prior years	(19,309)	10,769

Total deferred income tax (recovery) expense	(25,934)	6,170

Total income tax expense	468,920	398,405

The Company’s effective income tax rate differs from the combined Federal and Provincial Canadian statutory tax rate as follows:

	Year ended September 30
	2021	2020
	%	%

Company’s statutory tax rate	26.5	26.5

Effect of foreign tax rate differences	(1.0)	(0.9)

Final determination from agreements with tax authorities and expirations of statutes of limitations	0.2	(0.9)

Non-deductible and tax exempt items	(0.4)	0.2

Recognition of previously unrecognized temporary differences	(0.2)	—

Effect of integration-related costs	—	0.7

Minimum income tax charge	0.4	0.9

Changes in tax laws and rates	—	(0.2)

Effective income tax rate	25.5	26.3

FISCAL 2021 RESULTS – 101

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2021 and 2020

(tabular amounts only are in thousands of Canadian dollars, except per share data)

16. Income taxes (continued)

The continuity schedule of deferred tax balances is as follows:

	As at September 30, 2020	Additions from business acquisitions	Recognized in earnings	Recognized in other comprehensive income	Recognized in equity	Foreign currency translation adjustment and other	As at September 30, 2021
	$	$	$	$	$	$	$

Accounts payable and accrued liabilities, provisions and other long-term liabilities	64,208	(2,427)	(7,553)	(1)	—	(3,071)	51,156

Tax benefits on losses carried forward	46,228	4,654	(6,284)	—	—	(1,417)	43,181

Accrued compensation and employee-related liabilities	27,420	—	7,811	—	6,137	(1,260)	40,108

Retirement benefits obligations	23,166	—	2,573	(5,919)	—	(2,259)	17,561

Lease liabilities	222,997	—	(36,103)	—	—	(7,576)	179,318

PP&E, contract costs, intangible assets and other long-term assets	(136,460)	(3,905)	14,280	—	—	4,776	(121,309)

Right-of-use assets	(171,835)	—	31,255	—	—	5,772	(134,808)

Work in progress	(34,277)	—	11,139	—	—	948	(22,190)

Goodwill	(64,209)	—	(10,493)	—	—	3,857	(70,845)

Refundable tax credits on salaries	(22,724)	—	3,051	—	—	—	(19,673)

Cash flow hedges	(475)	—	675	(6,157)	—	331	(5,626)

Other	1,104	—	15,583	(8,542)	—	(698)	7,447

Deferred taxes, net	(44,857)	(1,678)	25,934	(20,619)	6,137	(597)	(35,680)

	As at September 30, 2019	Adoption of IFRS 16 (Note 3)	As at October 1, 2019	Additions from business acquisitions	Recognized in earnings	Recognized in other comprehensive income	Recognized in equity	Foreign currency translation adjustment and other	As at September 30, 2020
	$	$	$	$	$	$	$	$	$

Accounts payable and accrued liabilities, provisions and other long-term liabilities	67,926	(17,150)	50,776	47	12,819	(7)	—	573	64,208

Tax benefits on losses carried forward	59,163	—	59,163	886	(17,492)	—	—	3,671	46,228

Accrued compensation and employee-related liabilities	45,407	—	45,407	—	(2,464)	—	(16,933)	1,410	27,420

Retirement benefits obligations	17,904	—	17,904	60	(4,959)	8,282	—	1,879	23,166

Lease liabilities	—	231,562	231,562	3,751	(18,864)	—	—	6,548	222,997

PP&E, contract costs, intangible assets and other long-term assets	(123,147)	—	(123,147)	(5,933)	(6,710)	—	—	(670)	(136,460)

Right-of-use assets	—	(182,822)	(182,822)	(3,658)	21,133	—	—	(6,488)	(171,835)

Work in progress	(43,569)	—	(43,569)	170	9,532	—	—	(410)	(34,277)

Goodwill	(60,366)	—	(60,366)	(757)	(2,127)	—	—	(959)	(64,209)

Refundable tax credits on salaries	(25,819)	—	(25,819)	—	3,095	—	—	—	(22,724)

Cash flow hedges	(13,903)	—	(13,903)	—	(869)	13,773	—	524	(475)

Other	(1,322)	—	(1,322)	1,354	736	1,095	—	(759)	1,104

Deferred taxes, net	(77,726)	31,590	(46,136)	(4,080)	(6,170)	23,143	(16,933)	5,319	(44,857)

The deferred tax balances are presented as follows in the consolidated balance sheets:

	As at September 30, 2021	As at September 30, 2020
	$	$

Deferred tax assets	96,358	113,484

Deferred tax liabilities	(132,038)	(158,341)

	(35,680)	(44,857)

Notes to the Consolidated Financial Statements

For the years ended September 30, 2021 and 2020

(tabular amounts only are in thousands of Canadian dollars, except per share data)

16.	Income taxes (continued)

As at September 30, 2021, the Company had $225,002,000 ($291,255,000 as at September 30, 2020) in operating tax losses carried forward, of which $82,548,000 ($59,390,000 as at September 30, 2020) expire at various dates from 2029 to 2040 and $142,454,000 ($231,865,000 as at September 30, 2020) have no expiry dates. As at September 30, 2021, a deferred income tax asset of $38,371,000 ($41,380,000 as at September 30, 2020) has been recognized on $162,693,000 ($217,563,000 as at September 30, 2020) of these losses. The deferred income tax assets are recognized only to the extent that it is probable that taxable income will be available against which the unused tax losses can be utilized. As at September 30, 2021, the Company had $25,325,000 ($31,639,000 as at September 30, 2020) of the unrecognized operating tax losses that will expire at various dates from 2029 to 2032 and 36,984,000 ($42,053,000 as at September 30, 2020) that have no expiry date.

As at September 30, 2021, the Company had $469,097,000 ($485,546,000 as at September 30, 2020) in non-operating tax losses carried forward that have no expiry dates. As at September 30, 2021, a deferred income tax asset of $4,810,000 ($4,848,000 as at September 30, 2020) has been recognized on $20,534,000 ($19,436,000 as at September 30, 2020) of these losses. As at September 30, 2021, the Company had $448,563,000 ($466,110,000 as at September 30, 2020) of unrecognized non-operating tax losses.

As at September 30, 2021, the Company had $1,420,634,000 ($836,101,000 as at September 30, 2020) of cash and cash equivalents held by foreign subsidiaries. The tax implications of the repatriation of cash and cash equivalents not considered indefinitely reinvested have been accounted for and will not materially affect the Company’s liquidity. In addition, the Company has not recorded deferred tax liabilities on undistributed earnings of $6,290,351,000 ($5,565,437,000 as at September 30, 2020) coming from its foreign subsidiaries as they are considered indefinitely reinvested. Upon distribution of these earnings in the form of dividends or otherwise, the Company may be subject to taxation.

FISCAL 2021 RESULTS – 103

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2021 and 2020

(tabular amounts only are in thousands of Canadian dollars, except per share data)

17.	Employee benefits

The Company operates various post-employment plans, including defined benefit and defined contribution pension plans as well as other benefit plans for its employees.

DEFINED BENEFIT PLANS

The Company operates defined benefit pension plans primarily for the benefit of employees in the U.K., Germany and France, with smaller plans in other countries. The benefits are based on pensionable salary and years of service and are funded with assets held in separate funds.

The defined benefit plans expose the Company to interest risk, inflation risk, longevity risk, currency risk and market investment risk.

The following description focuses mainly on plans registered in the U.K., Germany and France:

U.K.

In the U.K., the Company has three defined benefit pension plans, the CMG U.K. Pension Scheme, the Logica U.K. Pension & Life Assurance Scheme and the Logica Defined Benefit Pension Plan.

The CMG U.K. Pension Scheme is closed to new members and is closed to further accrual of rights for existing members. The Logica U.K. Pension & Life Assurance Scheme is still open but only for employees who come from the civil service with protected pensions. The Logica Defined Benefit Pension Plan was created to mirror the Electricity Supply Pension Scheme and was created for employees that worked for National Grid and Welsh Water with protected benefits.

Both the Logica U.K. Pension & Life Assurance Scheme and the Logica Defined Benefit Pension Plan are employer and employee based contribution plans.

The trustees are the custodians of the defined benefit pension plans and are responsible for the plan administration, including investment strategies. The trustees review periodically the investment and the asset allocation policies. As such, the CMG U.K. Pension Scheme policy is to target an allocation up to a maximum of 70% to return-seeking assets such as equities; the Logica U.K. Pension & Life Assurance Scheme policy is to invest 15% of the scheme assets in equities and 85% in bonds; and the Logica Defined Benefit Pension Plan policy is to invest 15% of the plan assets in equities and 85% in bonds.

The U.K. Pensions Act 2004 requires that full formal actuarial valuations are carried out at least every three years to determine the contributions that the Company should pay in order for the plan to meet its statutory objective, taking into account the assets already held. In the interim years, the trustees need to obtain estimated funding updates unless the scheme has less than 100 members in total.

The new funding actuarial valuations of the three defined benefit pension plans described above are being performed as at September 30, 2021 and the results are expected to be available by the end of the 2022 calendar year. In the meantime, in line with the last funding actuarial valuations, the Company contributed an amount of $1,336,000 to the CMG U.K. Pension Scheme and $282,000 to the Logica UK Pension & Life Assurance Scheme to cover mainly administration expenses and future service in the scheme, during the year ended September 30, 2021.

In addition, during the year ended September 30, 2020, the Company followed the below recommendations from the last funding valuation:

–

The actuarial valuation of the CMG U.K. Pension Scheme reported a deficit of $26,546,000. A new recovery plan was proposed, and during fiscal 2020, the Company contributed a total amount of $12,432,000 to ensure that the funding objectives of the scheme were met, and stopped the contributions on June 30, 2020 accordingly to the plan. The Company also contributed an amount of $1,279,000 to cover administration expenses; and

–

The actuarial valuation of the Logica Defined Benefit Pension Plan specified that no supplementary contributions were required after November 30, 2019 in order to reach the plan funding objectives. During fiscal 2020, the Company contributed a total amount of $344,200 and then stopped the contributions.

Notes to the Consolidated Financial Statements

For the years ended September 30, 2021 and 2020

(tabular amounts only are in thousands of Canadian dollars, except per share data)

17.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

Germany

In Germany, the Company has numerous defined benefit pension plans which are all closed to new members. In the majority of the plans, upon retirement of employees, the benefits are in the form of a monthly pension and in a few plans, the employees receive an indemnity in the form of a lump-sum payment. About one third of the plans are bound by the former Works Council agreements. There are no mandatory funding requirements. The plans are funded by the contributions made by the Company. In some plans, insurance policies are taken out to fund retirement benefit plans. These do not qualify as plan assets and are presented as reimbursement rights, unless they are part of a reinsured support fund or are pledged to the employees.

France

In France, the retirement indemnities are provided in accordance with the Labour Code. Upon retirement, employees receive an indemnity, depending on the salary and seniority in the Company, in the form of a lump-sum payment.

The following tables present amounts for post-employment benefits plans included in the consolidated balance sheets:

As at September 30, 2021	U.K.	Germany	France	Other	Total
	$	$	$	$	$

Defined benefit obligations	(881,008)	(94,381)	(77,006)	(82,159)	(1,134,554)
Fair value of plan assets	986,359	12,234	661	37,040	1,036,294
	105,351	(82,147)	(76,345)	(45,119)	(98,260)
Fair value of reimbursement rights	—	20,823	—	427	21,250
Net asset (liability) recognized in the balance sheet	105,351	(61,324)	(76,345)	(44,692)	(77,010)

Presented as:

Other long-term assets (Note 10)

Insurance contracts held to fund defined benefit pension and life assurance arrangements - reimbursement rights	—	20,823	—	427	21,250

Retirement benefits assets	105,351	—	—	877	106,228

Retirement benefits obligations	—	(82,147)	(76,345)	(45,996)	(204,488)

	105,351	(61,324)	(76,345)	(44,692)	(77,010)

As at September 30, 2020	U.K.	Germany	France	Other	Total
	$	$	$	$	$

Defined benefit obligations	(891,628)	(104,090)	(84,442)	(83,584)	(1,163,744)
Fair value of plan assets	977,137	12,766	692	33,829	1,024,424
	85,509	(91,324)	(83,750)	(49,755)	(139,320)
Fair value of reimbursement rights	—	22,505	—	1,528	24,033
Net asset (liability) recognized in the balance sheet	85,509	(68,819)	(83,750)	(48,227)	(115,287)

Presented as:

Other long-term assets (Note 10)

Insurance contracts held to fund defined benefit pension and life assurance arrangements - reimbursement rights	—	22,505	—	1,528	24,033

Retirement benefits assets	85,509	—	—	618	86,127

Retirement benefits obligations	—	(91,324)	(83,750)	(50,373)	(225,447)

	85,509	(68,819)	(83,750)	(48,227)	(115,287)

FISCAL 2021 RESULTS – 105

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2021 and 2020

(tabular amounts only are in thousands of Canadian dollars, except per share data)

17.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

Defined benefit obligations	U.K.	Germany	France	Other	Total
	$	$	$	$	$

As at September 30, 2020	891,628	104,090	84,442	83,584	1,163,744

Current service cost	1,114	665	6,004	8,095	15,878

Interest cost	13,490	642	529	2,867	17,528

Past service cost	346	—	—	—	346

Actuarial losses (gains) due to change in financial assumptions[1]	21,722	(1,201)	(2,922)	(1,125)	16,474

Actuarial (gains) losses due to experience[1]	(9,994)	521	(3,498)	(559)	(13,530)

Plan participant contributions	92	—	—	—	92

Benefits paid from the plan	(29,936)	(1,053)	—	(3,521)	(34,510)

Benefits paid directly by employer	—	(2,954)	(2,492)	(2,242)	(7,688)

Foreign currency translation adjustment[1]	(7,454)	(6,329)	(5,057)	(4,940)	(23,780)
As at September 30, 2021	881,008	94,381	77,006	82,159	1,134,554

Defined benefit obligations of unfunded plans	—	—	77,006	40,491	117,497

Defined benefit obligations of funded plans	881,008	94,381	—	41,668	1,017,057
As at September 30, 2021	881,008	94,381	77,006	82,159	1,134,554

Defined benefit obligations	U.K.	Germany	France	Other	Total
	$	$	$	$	$

As at September 30, 2019	812,179	101,298	58,048	73,059	1,044,584

Current service cost	1,060	776	4,665	7,974	14,475

Interest cost	15,253	576	347	2,878	19,054

Business acquisitions (Note 26c)	—	—	1,732	—	1,732

Actuarial losses (gains) due to change in financial assumptions[1]	36,135	(1,258)	4,279	1,138	40,294

Actuarial losses due to change in demographic assumptions[1]	17,671	—	6,401	—	24,072

Actuarial (gains) losses due to experience[1]	(8,033)	(530)	4,054	(1,374)	(5,883)

Plan participant contributions	91	—	—	—	91

Benefits paid from the plan	(28,793)	(1,645)	—	(2,426)	(32,864)

Benefits paid directly by employer	—	(2,787)	(454)	(1,832)	(5,073)

Foreign currency translation adjustment[1]	46,065	7,660	5,370	4,167	63,262

As at September 30, 2020	891,628	104,090	84,442	83,584	1,163,744

Defined benefit obligations of unfunded plans	—	—	84,442	35,070	119,512

Defined benefit obligations of funded plans	891,628	104,090	—	48,514	1,044,232

As at September 30, 2020	891,628	104,090	84,442	83,584	1,163,744

[1]	Amounts recognized in other comprehensive income.

Notes to the Consolidated Financial Statements

For the years ended September 30, 2021 and 2020

(tabular amounts only are in thousands of Canadian dollars, except per share data)

17.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

Plan assets and reimbursement rights	U.K.	Germany	France	Other	Total
	$	$	$	$	$

As at September 30, 2020	977,137	35,271	692	35,357	1,048,457

Interest income on plan assets	14,795	216	5	1,507	16,523

Employer contributions	1,640	3,462	2,492	7,649	15,243

Return on assets excluding interest income[1]	32,252	384	7	1,836	34,479

Plan participants contributions	92	—	—	393	485

Benefits paid from the plan	(29,936)	(1,053)	—	(3,521)	(34,510)

Benefits paid directly by employer	—	(2,954)	(2,492)	(2,242)	(7,688)

Administration expenses paid from the plan	(1,400)	—	—	(8)	(1,408)

Foreign currency translation adjustment[1]	(8,221)	(2,269)	(43)	(3,504)	(14,037)

As at September 30, 2021	986,359	33,057	661	37,467	1,057,544

Plan assets	986,359	12,234	661	37,040	1,036,294

Reimbursement rights	—	20,823	—	427	21,250

As at September 30, 2021	986,359	33,057	661	37,467	1,057,544

Plan assets and reimbursement rights	U.K.	Germany	France	Other	Total
	$	$	$	$	$

As at September 30, 2019	908,406	35,163	—	28,305	971,874

Interest income on plan assets	17,255	204	3	964	18,426

Business acquisitions (Note 26c)	—	—	664	—	664

Employer contributions	14,398	2,430	454	6,874	24,156

Return on assets excluding interest income[1]	15,976	46	—	(396)	15,626

Plan participants contributions	91	—	—	—	91

Benefits paid from the plan	(28,793)	(1,645)	—	(2,426)	(32,864)

Benefits paid directly by employer	—	(2,787)	(454)	(1,831)	(5,072)

Administration expenses paid from the plan	(1,189)	—	—	(58)	(1,247)

Foreign currency translation adjustment[1]	50,993	1,860	25	3,925	56,803

As at September 30, 2020	977,137	35,271	692	35,357	1,048,457

Plan assets	977,137	12,766	692	33,829	1,024,424

Reimbursement rights	—	22,505	—	1,528	24,033

As at September 30, 2020	977,137	35,271	692	35,357	1,048,457

[1]	Amounts recognized in other comprehensive income.

FISCAL 2021 RESULTS – 107

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2021 and 2020

(tabular amounts only are in thousands of Canadian dollars, except per share data)

17.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

The plan assets at the end of the years consist of:

As at September 30, 2021	U.K.	Germany	France	Other	Total
	$	$	$	$	$

Quoted equities	426,066	—	—	—	426,066

Quoted bonds	109,787	—	—	—	109,787

Cash	36,974	—	—	64	37,038

Other[1]	413,532	12,234	661	36,976	463,403
	986,359	12,234	661	37,040	1,036,294

As at September 30, 2020	U.K.	Germany	France	Other	Total
	$	$	$	$	$

Quoted equities	472,318	—	—	—	472,318

Quoted bonds	93,003	—	—	—	93,003

Cash	52,230	—	—	88	52,318

Other[1]	359,586	12,766	692	33,741	406,785
	977,137	12,766	692	33,829	1,024,424

[1]	Other is mainly composed of various insurance policies and quoted investment funds to cover some of the defined benefit obligations.

Plan assets do not include any shares of the Company, property occupied by the Company or any other assets used by the Company.

The following table summarizes the expense1 recognized in the consolidated statements of earnings:

	Year ended September 30
	2021	2020
	$	$

Current service cost	15,878	14,475

Past service cost	346	—

Net interest on net defined benefit obligations or assets	1,005	629

Administration expenses	1,408	1,247
	18,637	16,351

[1]

The expense was presented as costs of services, selling and administrative for an amount of $16,224,000 and as net finance costs for an amount of $2,413,000 (Note 25) ($14,475,000 and $1,876,000, respectively for the year ended September 30, 2020).

Notes to the Consolidated Financial Statements

For the years ended September 30, 2021 and 2020

(tabular amounts only are in thousands of Canadian dollars, except per share data)

17.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

Actuarial assumptions

The following are the principal actuarial assumptions (expressed as weighted averages). The assumed discount rates, future salary and pension increases, inflation rates and mortality all have a significant effect on the accounting valuation.

As at September 30, 2021	U.K	Germany	France	Other
	%	%	%	%

Discount rate	2.03	0.88	0.90	3.30

Future salary increases	3.45	2.50	3.75	1.34

Future pension increases	3.38	1.80	—	0.07

Inflation rate	3.45	2.00	1.50	2.83

As at September 30, 2020	U.K.	Germany	France	Other
	%	%	%	%

Discount rate	1.53	0.65	0.65	3.11

Future salary increases	2.84	2.50	3.79	1.51

Future pension increases	2.82	1.50	—	0.08

Inflation rate	2.84	2.00	1.50	2.51

The average longevity over 65 of a member presently at age 45 and 65 are as follows:

As at September 30, 2021	U.K.			Germany
		(in years	)

Longevity at age 65 for current members

Males	21.9			21.0

Females	23.8			24.0

Longevity at age 45 for current members

Males	23.3			23.0

Females	25.4			26.0

As at September 30, 2020	U.K.			Germany
		(in years	)
Longevity at age 65 for current members

Males	21.8			20.0

Females	23.7			23.0

Longevity at age 45 for current members

Males	23.2			24.0

Females	25.3			26.0

FISCAL 2021 RESULTS – 109

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2021 and 2020

(tabular amounts only are in thousands of Canadian dollars, except per share data)

17.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

Actuarial assumptions (continued)

Assumptions regarding future mortality are set based on actuarial advice in accordance with published statistics and experience in each country. Mortality assumptions for the most significant countries are based on the following post-retirement mortality tables for the year ended September 30, 2021: (1) U.K.: 100% S2PxA (year of birth) plus CMI_2018 projections with 1.25% p.a. minimum long term improvement rate, (2) Germany: Heubeck RT2018G and (3) France: INSEE TVTD 2014-2016.

The following tables show the sensitivity of the defined benefit obligations to changes in the principal actuarial assumptions:

As at September 30, 2021	U.K.	Germany	France
	$	$	$

Increase of 0.25% in the discount rate	(36,571)	(2,986)	(2,716)

Decrease of 0.25% in the discount rate	38,221	3,144	2,851

Salary increase of 0.25%	480	35	2,870

Salary decrease of 0.25%	(471)	(34)	(2,746)

Pension increase of 0.25%	25,254	1,440	—

Pension decrease of 0.25%	(24,480)	(1,381)	—

Increase of 0.25% in inflation rate	36,172	1,440	2,870

Decrease of 0.25% in inflation rate	(34,478)	(1,381)	(2,746)

Increase of one year in life expectancy	27,907	3,131	555

Decrease of one year in life expectancy	(27,556)	(2,761)	(585)

As at September 30, 2020	U.K.	Germany	France
	$	$	$

Increase of 0.25% in the discount rate	(36,622)	(3,445)	(2,936)

Decrease of 0.25% in the discount rate	38,192	3,632	3,079

Salary increase of 0.25%	441	36	3,091

Salary decrease of 0.25%	(437)	(36)	(2,962)

Pension increase of 0.25%	18,528	1,598	—

Pension decrease of 0.25%	(18,132)	(1,531)	—

Increase of 0.25% in inflation rate	29,148	1,598	3,091

Decrease of 0.25% in inflation rate	(28,207)	(1,531)	(2,962)

Increase of one year in life expectancy	27,126	3,615	558

Decrease of one year in life expectancy	(26,843)	(3,040)	(592)

The sensitivity analysis above has been based on a method that extrapolates the impact on the defined benefit obligations as a result of reasonable changes in key assumptions occurring at the end of the year.

The weighted average duration of the defined benefit obligations are as follows:

	Year ended September 30
	2021	2020
	(in years)

U.K.	18	18

Germany	13	14

France	15	14

Other	12	12

Notes to the Consolidated Financial Statements

For the years ended September 30, 2021 and 2020

(tabular amounts only are in thousands of Canadian dollars, except per share data)

17.	Employee benefits (continued)

DEFINED BENEFIT PLANS (CONTINUED)

The Company expects to contribute $8,534,000 to defined benefit plans during the next year, of which $1,673,000 relates to the U.K. plans, and $6,861,000 relates to the other plans. The contributions will include new benefit accruals.

DEFINED CONTRIBUTION PLANS

The Company also operates defined contribution pension plans. In some countries, contributions are made into the state pension plans. The pension cost for defined contribution plans amounted to $224,010,000 in 2021 ($228,998,000 in 2020).

In addition, in Sweden, the Company contributes to a multi-employer plan, Alecta SE (Alecta) pension plan, which is a defined benefit pension plan. This pension plan is classified as a defined contribution plan as sufficient information is not available to use defined benefit accounting. Alecta lacks the possibility of establishing an exact distribution of assets and provisions to the respective employers. The Company’s proportion of the total contributions to the plan is 0.65% and the Company’s proportion of the total number of active members in the plan is 0.49%.

Alecta uses a collective funding ratio to determine the surplus or deficit in the pension plan. Any surplus or deficit in the plan will affect the amount of future contributions payable. The collective funding is the difference between Alecta’s assets and the commitments to the policy holders and insured individuals. The collective solvency is normally allowed to vary between 125% and 175%. As at September 30, 2021, Alecta collective funding ratio was 169% (144% in 2020). The plan expense was $31,807,000 in 2021 ($30,269,000 in 2020). The Company expects to contribute $26,825,000 to the plan during the next year.

OTHER BENEFIT PLANS

As at September 30, 2021, the deferred compensation liability totaled $91,943,000 ($82,221,000 as at September 30, 2020) (Note 15) and the deferred compensation assets totaled $81,633,000 ($73,156,000 as at September 30, 2020) (Note 11). The deferred compensation liability is mainly related to plans covering some of its U.S. and German management. Some of the plans include assets that will be used to fund the liabilities.

For the deferred compensation plan in the U.S., a trust was established so that the plan assets could be segregated; however, the assets are subject to the Company’s general creditors in the case of bankruptcy. The assets composed of investments vary with employees’ contributions and changes in the value of the investments. The change in liabilities associated with the plan is equal to the change of the assets. The assets in the trust and the associated liabilities totaled $81,245,000 as at September 30, 2021 ($72,743,000 as at September 30, 2020).

FISCAL 2021 RESULTS – 111

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2021 and 2020

(tabular amounts only are in thousands of Canadian dollars, except per share data)

18.	Accumulated other comprehensive income

	As at	As at
	September 30, 2021	September 30, 2020
	$	$

Items that will be reclassified subsequently to net earnings:

Net unrealized gains on translating financial statements of foreign operations, net of accumulated income tax expense of $43,208 ($56,239 as at September 30, 2020)	611,230	1,002,804

Net losses on cross-currency swaps and on translating long-term debt designated as hedges of net investments in foreign operations, net of accumulated income tax recovery of $41,611 ($63,692 as at September 30, 2020)	(267,149)	(417,462)

Deferred gains of hedging on cross-currency swaps, net of accumulated income tax expense of $2,369 ($4,049 as at September 30, 2020)	6,569	14,053

Net unrealized gains (losses) on cash flow hedges, net of accumulated income tax expense of $1,252 (net of accumulated income tax recovery of $2,554 as at September 30, 2020)	5,029	(5,935)

Net unrealized gains on financial assets at fair value through other comprehensive income, net of accumulated income tax expense of $592 ($1,291 as at September 30, 2020)	2,191	4,340

Items that will not be reclassified subsequently to net earnings:

Net remeasurement losses on defined benefit plans, net of accumulated income tax recovery of $11,084 ($18,920 as at September 30, 2020)	(26,290)	(52,090)
	331,580	545,710

For the year ended September 30, 2021, $412,000 of the net unrealized loss on cash flow hedges, net of income tax recovery of $623,000, previously recognized in other comprehensive income were reclassified in the consolidated statements of earnings ($5,616,000 of net unrealized gains on cash flow hedges, net of income tax expense of $1,648,000, were reclassified for the year ended September 30, 2020).

For the year ended September 30, 2021, $10,317,000 of the deferred gains of hedging on cross-currency swaps, net of income tax expense of $3,719,000, were also reclassified in the consolidated statements of earnings ($10,268,000 and $3,702,000, respectively for the year ended September 30, 2020).

19.	Capital stock

The Company’s authorized share capital is comprised of an unlimited number, all without par value, of:

–

First preferred shares, issuable in series, carrying one vote per share, each series ranking equal with other series, but prior to second preferred shares, Class A subordinate voting shares and Class B multiple voting shares with respect to the payment of dividends;

–

Second preferred shares, issuable in series, non-voting, each series ranking equal with other series, but prior to Class A subordinate voting shares and Class B multiple voting shares with respect to the payment of dividends;

–

Class A subordinate voting shares, carrying one vote per share, participating equally with Class B multiple voting shares with respect to the payment of dividends and convertible into Class B multiple voting shares under certain conditions in the event of certain takeover bids on Class B multiple voting shares; and

–

Class B multiple voting shares, carrying ten votes per share, participating equally with Class A subordinate voting shares with respect to the payment of dividends and convertible at any time at the option of the holder into Class A subordinate voting shares.

Notes to the Consolidated Financial Statements

For the years ended September 30, 2021 and 2020

(tabular amounts only are in thousands of Canadian dollars, except per share data)

19.	Capital stock (continued)

For the fiscal years 2021 and 2020, the number of issued and outstanding Class A subordinate voting shares and Class B multiple voting shares varied as follows:

	Class A subordinate voting shares		Class B multiple voting shares			Total
	Number	Carrying value	Number	Carrying value	Number	Carrying value
		$		$		$

As at September 30, 2019	239,857,462	1,863,595	28,945,706	40,382	268,803,168	1,903,977

Issued upon exercise of stock options[1]	1,438,877	69,420	—	—	1,438,877	69,420

PSUs exercised[2]	—	9,078	—	—	—	9,078

Purchased and cancelled[3]	(10,605,464)	(165,315)	—	—	(10,605,464)	(165,315)

Purchased and held in trusts[4]	—	(55,287)	—	—	—	(55,287)

As at September 30, 2020	230,690,875	1,721,491	28,945,706	40,382	259,636,581	1,761,873

Issued upon exercise of stock options[1]	1,290,919	73,827	—	—	1,290,919	73,827

PSUs exercised[2]	—	7,150	—	—	—	7,150

Purchased and cancelled[3]	(15,310,465)	(177,560)	—	—	(15,310,465)	(177,560)

Purchased and not cancelled[3]	—	(1,181)	—	—	—	(1,181)

Purchased and held in trusts[4]	—	(31,404)	—	—	—	(31,404)

Conversion of shares[5]	2,500,000	3,488	(2,500,000)	(3,488)	—	—

As at September 30, 2021	219,171,329	1,595,811	26,445,706	36,894	245,617,035	1,632,705

[1]

The carrying value of Class A subordinate voting shares includes $12,773,000 ($12,269,000 during the year ended September 30, 2020), which corresponds to a reduction in contributed surplus representing the value of accumulated compensation costs associated with the stock options exercised during the year ended September 30, 2021.

[2]

During the year ended September 30, 2021, 119,108 PSUs were exercised (157,788 during the year ended September 30, 2020) with a recorded value of $7,150,000 ($9,078,000 during the year ended September 30, 2020) that was removed from contributed surplus. As at September 30, 2021, 1,433,521 Class A subordinate voting shares were held in trusts under the PSU plans (1,243,022 as at September 30, 2020).

[3]

On January 26, 2021, the Company’s Board of Directors authorized and subsequently received the regulatory approval from the Toronto Stock Exchange (TSX), for the renewal of the Normal Course Issuer Bid (NCIB) for the purchase for cancellation of up to 19,184,831 Class A subordinate voting shares on the open market through the TSX, the New York Stock Exchange (NYSE) and/or alternative trading systems or otherwise pursuant to exemption orders issued by securities regulators. The Class A subordinate voting shares are available for purchase for cancellation commencing on February 6, 2021 until no later than February 5, 2022, or on such earlier date when the Company has either acquired the maximum number of Class A subordinate voting shares allowable under the NCIB or elects to terminate the bid.

During the year ended September 30, 2021, the Company purchased for cancellation 4,204,865 Class A subordinate voting shares from the Caisse de dépôt et placement du Québec for a cash consideration of $400,000,000 (6,008,905 and $600,000,000, respectively during the year ended September 30, 2020). The excess of the purchase price over the carrying value in the amount of $310,048,000 was charged to retained earnings ($471,455,000 during the year ended September 30, 2020). The purchase was made pursuant to an exemption order issued by the Autorité des marchés financiers and is considered within the annual aggregate limit that the Company is entitled to purchase under its current NCIB.

In addition, during the year ended September 30, 2021, the Company purchased for cancellation 11,255,600 Class A subordinate voting shares (4,596,559 during the year ended September 30, 2020) under its previous and current NCIB for a cash consideration of $1,119,226,000 ($443,517,000 during the year ended September 30, 2020) and the excess of the purchase price over the carrying value in the amount of $1,030,437,000 ($406,747,000 during the year ended September 30, 2020) was charged to retained earnings. Of the purchased Class A subordinate voting shares, 150,000 shares with a carrying value of $1,181,000 and a purchase value of $16,402,000 were held by the Company and were paid and cancelled subsequent to September 30, 2021.

[4]

During the year ended September 30, 2021, the trustees, in accordance with the terms of the PSU plans and Trust Agreements, purchased 309,606 Class A subordinate voting shares of the Company on the open market (525,331 during the year ended September 30, 2020) for a cash consideration of $31,404,000 ($55,287,000 during the year ended September 30, 2020).

[5]

On March 1, 2021, the Co-founder and Advisor to the Executive Chairman of the Board of the Company, also a related party of the Company, converted a total of 2,500,000 Class B multiple voting shares into 2,500,000 Class A subordinate voting shares.

FISCAL 2021 RESULTS – 113

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2021 and 2020

(tabular amounts only are in thousands of Canadian dollars, except per share data)

20.	Share-based payments

a)	Stock options

Under the Company’s stock option plan, the Board of Directors may grant, at its discretion, stock options to purchase Class A subordinate voting shares to certain employees, officers and directors of the Company and its subsidiaries. The exercise price is established by the Board of Directors and is equal to the closing price of the Class A subordinate voting shares on the TSX on the day preceding the date of the grant. Stock options generally vest over four years from the date of grant conditionally upon achievement of performance objectives and must be exercised within a ten-year period, except in the event of retirement, termination of employment or death. As at September 30, 2021, 15,139,513 Class A subordinate voting shares were reserved for issuance under the stock option plan.

The following table presents information concerning the outstanding stock options granted by the Company:

		2021		2020
	Number of options	Weighted average exercise price per share	Number of options	Weighted average exercise price per share
		$		$

Outstanding, beginning of year	8,934,097	61.33	9,891,592	54.64

Granted	995,160	97.86	913,560	110.65

Exercised (Note 19)	(1,290,919)	47.29	(1,438,877)	39.72

Forfeited	(622,940)	107.82	(431,223)	84.50

Expired	(3,321)	108.44	(955)	74.55

Outstanding, end of year	8,012,077	64.49	8,934,097	61.33

Exercisable, end of year	5,781,579	54.76	5,748,402	49.02

The weighted average share price at the date of exercise for stock options exercised in 2021 was $104.75 ($99.79 in 2020).

The following table summarizes information about the outstanding stock options granted by the Company as at September 30, 2021:

		Options outstanding		Options exercisable
Range of exercise price	Number of options	Weighted average remaining contractual life	Weighted average exercise price	Number of options	Weighted average exercise price
$		(in years)	$		$

19.30 to 38.79	1,455,630	1.81	30.55	1,455,630	30.55

39.47 to 50.94	1,096,265	3.70	45.41	1,096,265	45.41

52.63 to 63.72	2,775,587	5.46	63.06	2,419,052	63.03

67.04 to 87.65	1,403,429	6.92	84.04	725,445	83.36

97.84 to 115.01	1,281,166	8.93	101.09	85,187	110.58
	8,012,077	5.37	64.49	5,781,579	54.76

Notes to the Consolidated Financial Statements

For the years ended September 30, 2021 and 2020

(tabular amounts only are in thousands of Canadian dollars, except per share data)

20.	Share-based payments (continued)

a)	Stock options (continued)

The weighted average fair value of stock options granted in the year and the weighted average assumptions used in the calculation of their fair value on the date of grant using the Black-Scholes option pricing model were as follows:

	Year ended September 30
	2021	2020
Grant date fair value ($)	16.76	17.71

Dividend yield (%)	0.00	0.00

Expected volatility (%)[1]	20.76	16.60

Risk-free interest rate (%)	0.40	1.55

Expected life (years)	4.00	4.00

Exercise price ($)	97.86	110.65

Share price ($)	97.86	110.65

[1]	Expected volatility was determined using statistical formulas and based on the weekly historical average of closing daily share prices over the period of the expected life of stock options.

b)	Performance share units

The Company operates two PSU plans with similar terms and conditions. Under both plans, the Board of Directors may grant PSUs to certain employees and officers which entitle them to receive one Class A subordinate voting share for each PSU. The vesting performance conditions are determined by the Board of Directors at the time of each grant. PSUs expire on the business day preceding December 31 of the third calendar year following the end of the fiscal year during which the PSU award was made, except in the event of retirement, termination of employment or death. Conditionally upon achievement of performance objectives, granted PSUs under the first plan vest annually over a period of four years from the date of the grant and granted PSUs under the second plan vest at the end of the four-year period.

Class A subordinate voting shares purchased in connection with the PSU plans are held in trusts for the benefit of the participants. The trusts, considered as structured entities, are consolidated in the Company’s consolidated financial statements with the cost of the purchased shares recorded as a reduction of capital stock (Note 19).

The following table presents information concerning the number of outstanding PSUs granted by the Company:

Outstanding as at September 30, 2019	861,485

Granted[1]	607,342

Exercised (Note 19)	(157,788)

Forfeited	(79,569)
Outstanding as at September 30, 2020	1,231,470

Granted[1]	669,252

Exercised (Note 19)	(119,108)

Forfeited	(365,411)
Outstanding as at September 30, 2021	1,416,203

[1]	The PSUs granted in 2021 had a grant date fair value of $94.00 per unit ($107.39 in 2020).

c)	Share purchase plan

Under the share purchase plan, the Company contributes an amount equal to a percentage of the employee’s basic contribution, up to a maximum of 3.50%. An employee may make additional contributions in excess of the basic contribution. However, the Company does not match contributions in the case of such additional contributions. The employee and Company’s contributions are remitted to an independent plan administrator who purchases Class A subordinate voting shares on the open market on behalf of the employee through either the TSX or NYSE.

FISCAL 2021 RESULTS – 115

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2021 and 2020

(tabular amounts only are in thousands of Canadian dollars, except per share data)

20.	Share-based payments (continued)

d)	Deferred share unit plan

External members of the Board of Directors (participants) are entitled to receive part or their entire retainer fee in DSUs. DSUs are granted with immediate vesting and must be exercised no later than December 15 of the calendar year immediately following the calendar year during which the participant ceases to act as a director. Each DSU entitles the holder to receive a cash payment equal to the closing price of Class A subordinate voting shares on the TSX on the payment date. As at September 30, 2021, the number of outstanding DSUs was 101,578 (152,743 DSUs as at September 30, 2020).

e)	Share-based payment costs

The share-based payment expense recorded in costs of services, selling and administrative is as follows:

	Year ended September 30
	2021	2020
	$	$

Stock options	13,108	16,378

PSUs	32,484	20,979

Share purchase plan	128,662	127,983

DSUs	2,876	(607)
	177,130	164,733

21.	Earnings per share

The following table sets forth the computation of basic and diluted earnings per share for the years ended September 30:

			2021			2020
	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share
	$		$	$		$

Basic	1,369,072	249,119,219	5.50	1,117,862	262,005,521	4.27

Net effect of dilutive stock options and PSUs[2]		3,969,661			4,098,541
	1,369,072	253,088,880	5.41	1,117,862	266,104,062	4.20

[1]

During the year ended September 30, 2021, 15,460,465 Class A subordinate voting shares purchased for cancellation and 1,433,521 Class A subordinate voting shares held in trust were excluded from the calculation of weighted average number of shares outstanding as of the date of transaction (10,605,464 and 1,243,022, respectively during the year ended September 30, 2020).

[2]	The calculation of the diluted earnings per share excluded 1,276,809 stock options for the year ended September 30, 2021 (876,213 for the year ended September 30, 2020), as they were anti-dilutive.

22.	Remaining performance obligations

Remaining performance obligations relates to Company’s performance obligations that are partially or fully unsatisfied under fixed-fee arrangements.

The amount of the selling price allocated to remaining performance obligations as at September 30, 2021 is $939,499,000 ($824,854,000 as at September 30, 2020) and is expected to be recognized as revenue within a weighted average of 1.8 years (1.4 years as at September 30, 2020).

Notes to the Consolidated Financial Statements

For the years ended September 30, 2021 and 2020

(tabular amounts only are in thousands of Canadian dollars, except per share data)

23.	Costs of services, selling and administrative

	Year ended September 30
	2021	2020
	$	$

Salaries and other member costs[1]	7,317,113	7,264,839

Professional fees and other contracted labour	1,262,659	1,355,065

Hardware, software and data center related costs	830,199	800,496

Property costs	216,506	259,306

Amortization, depreciation and impairment (Note 24)	505,562	556,061

Other operating expenses	46,125	66,301

	10,178,164	10,302,068

[1]	Net of R&D and other tax credits of $167,198,000 in 2021 ($160,335,000 in 2020).

24.	Amortization, depreciation and impairment

	Year ended September 30
	2021	2020
	$	$

Depreciation of PP&E (Note 6)	144,423	156,590

Depreciation of right-of-use assets (Note 7)	160,240	168,239

Impairment of right-of-use assets (Note 7)	956	3,269

Amortization of contract costs related to transition costs	61,369	55,905

Impairment of contract costs related to transition costs	4,592	4,047

Amortization of intangible assets (Note 9)	129,861	157,378

Impairment of intangible assets (Note 9)	4,121	10,633

Included in costs of services, selling and administrative (Note 23)	505,562	556,061

Amortization of contract costs related to incentives (presented as a reduction of revenue)	2,611	2,535

Amortization of deferred financing fees (presented in finance costs)	875	890

Amortization of premiums and discounts on investments related to funds held for clients (presented net as a (increase) reduction of revenue)	(102)	79

Impairment of PP&E (presented in restructuring costs) (Note 6 and 13)	—	1,035

Impairment of right-of-use assets (presented in restructuring costs) (Note 7 and 13)	—	5,092

Impairment of PP&E (presented in integration costs) (Note 6)	1,113	—

Impairment of right-of-use assets (presented in integration costs) (Note 7)	511	—

	510,570	565,692

25.	Net finance costs

	Year ended September 30
	2021	2020
	$	$

Interest on long-term debt	67,467	75,667

Interest on lease liabilities	33,255	33,017

Net interest costs on net defined benefit obligations or assets (Note 17)	2,413	1,876

Other finance costs	6,774	9,029

Finance costs	109,909	119,589

Finance income	(3,111)	(5,115)
	106,798	114,474

FISCAL 2021 RESULTS – 117

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2021 and 2020

(tabular amounts only are in thousands of Canadian dollars, except per share data)

26.	Investments in subsidiaries

a)	Business acquisitions realized in current fiscal year

The Company made the following acquisitions during the year ended September 30, 2021:

–

On December 31, 2020, the Company acquired the assets of Harris, Mackessy & Brennan, Inc.’s Professional Services Division (HMB), for a purchase price of $30,340,000. Based in the United States, the division focused on high-end technology consulting and services for commercial and government clients and is headquartered in Columbus, Ohio.

–

On May 3, 2021, the Company acquired all of the outstanding shares of Sense Corp, for a purchase price of $81,173,000. Based in the United States, the professional services firm focused on digital systems integration and consulting for state and local government and commercial clients and is headquartered in Saint-Louis, Missouri.

The following table presents the fair value of assets acquired and liabilities assumed for all acquisitions based on the acquisition-date fair values of the identifiable tangible and intangible assets acquired and liabilities assumed:

2021
$

Current assets	17,746

PP&E (Note 6)	1,869

Right-of-use assets (Note 7)	4,982

Intangible assets (Note 9)	22,107

Deferred tax assets	749

Goodwill[1] (Note 12)	75,697

Current liabilities	(11,859)

Lease liabilities	(5,733)

105,558

Cash acquired	5,955

Net assets acquired	111,513

Consideration paid	104,148

Consideration payable	7,365

[1]

The goodwill arising from the acquisitions mainly represents the future economic value associated to acquired work force and synergies with the Company’s operations. As at September 30, 2021, $75,697,000 of the goodwill is included in the U.S. Commercial and State Government operating segment. An amount of goodwill of $23,985,000 is deductible for tax purposes.

Notes to the Consolidated Financial Statements

For the years ended September 30, 2021 and 2020

(tabular amounts only are in thousands of Canadian dollars, except per share data)

26.	Investments in subsidiaries (continued)

a)	Business acquisitions realized in current fiscal year (continued)

During the year ended September 30, 2021, the Company finalized the fair value of assets acquired and liabilities assumed for HMB and Sense Corp.

For the year ended September 30, 2021, the above acquisitions would have contributed approximately $100,000,000 of revenues and $8,000,000 of earnings before acquisition-related and integration costs, and income taxes to the financial results of the Company had the acquisition dates been October 1, 2020. These pro-forma figures are estimated based on the historical financial performance of the acquired businesses prior to the business combinations and do not include any financial synergies.

These acquisitions were made to further expand CGI’s footprint in the region and to complement CGI’s proximity model.

b)	Subsequent events

On October 1, 2021, the Company acquired all of the outstanding shares of Array Holding Company, Inc. (Array), for a purchase price of $63,279,000. Based in the United States, Array is a leading digital services provider that optimizes mission performance for the U.S. Department of Defense and other government organizations and is headquartered in Greenbelt, Maryland.

On October 28, 2021, the Company acquired all of the outstanding shares of Cognicase Management Consulting (CMC), for a purchase price of $93,080,000. Based in Spain, CMC is a leading provider of technology and management consulting services and solutions, headquartered in Madrid. The acquisition will be reported under the Western and Southern Europe operating segment. Due to the limited period of time between the date of the CMC acquisition and the filing of the Company’s consolidated financial statements for the year ended September 30, 2021, it was impracticable to provide certain business acquisitions required disclosures, including the fair value of assets acquired and liabilities assumed. The Company will issue the preliminary assessments in its interim condensed consolidated financial statements for the three months ending December 31, 2021.

These acquisitions were made to further expand CGI’s footprint in the regions and to complement CGI’s proximity model.

c)	Business acquisitions realized in the prior fiscal year

The Company made the following significant acquisitions during the year ended September 30, 2020:

–

On December 18, 2019, the Company acquired all of the outstanding shares of SCISYS Group Plc (SCISYS), for a purchase price of $130,260,000. Predominantly based in United Kingdom and Germany, SCISYS operates in several sectors, with deep expertise and industry leading solutions in the space and defense sectors, as well as in the media and broadcast news industries, headquartered in Dublin, Ireland.

–

On January 20, 2020, the Company acquired all of the outstanding shares of Meti Logiciels et Services SAS (Meti), for a purchase price of $43,404,000. Based in France, Meti is specialized in the development of software solutions for the retail sector across Europe and works with some of Europe’s largest retailers.

–

On March 31, 2020, the Company acquired all of the outstanding shares of TeraThink Corporation (TeraThink), for a purchase price of $99,388,000. Based in the United States, TeraThink is an information technology and management consulting firm providing digitization, enterprise finance, risk management, and data analytics services to the U.S. federal government and is headquartered in Reston, Virginia.

With significant strategic consulting, system integration and customer-centric digital innovation capabilities, these acquisitions were made to complement CGI’s proximity model and expertise across key sectors, including communications, retail, space and defense and government.

FISCAL 2021 RESULTS – 119

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2021 and 2020

(tabular amounts only are in thousands of Canadian dollars, except per share data)

26.	Investments in subsidiaries (continued)

c)	Business acquisitions realized in the prior fiscal year (continued)

The following table presents the fair value of assets acquired and liabilities assumed for all acquisitions based on the acquisition-date fair values of the identifiable tangible and intangible assets acquired and liabilities assumed. During the year ended September 30, 2020, the fair value of assets acquired and liabilities assumed for SCISYS, TeraThink and Meti were preliminary.

	SCISYS	TeraThink	Other	Total
	$	$	$	$

Current assets	28,461	14,227	12,995	55,683

PP&E (Note 6)	16,893	1,369	638	18,900

Right-of-use assets (Note 7)	3,362	4,228	4,269	11,859

Intangible assets (Note 9)	16,837	19,025	10,661	46,523

Goodwill[1]	144,712	86,642	37,683	269,037

Current liabilities	(68,254)	(13,910)	(14,414)	(96,578)

Deferred tax liabilities	(3,030)	—	(1,507)	(4,537)

Retirement benefits obligations (Note 17)	—	—	(1,068)	(1,068)

Long-term debt	(10,880)	(9,732)	(122)	(20,734)

Lease liabilities	(4,336)	(4,935)	(4,321)	(13,592)

	123,765	96,914	44,814	265,493

Cash acquired	6,495	2,474	7,035	16,004

Net assets acquired	130,260	99,388	51,849	281,497

Consideration paid	130,260	99,388	51,849	281,497

[1]

The goodwill arising from the acquisitions mainly represents the future economic value associated to acquired work force and synergies with the Company’s operations. As at September 30, 2020, $32,272,000 of the goodwill is included in the Western and Southern Europe operating segment, $5,411,000 in the Canada operating segment, $86,642,000 in the U.S. Federal operating segment, $53,170,000 in the U.K and Australia operating segment and $91,542,000 in the Central and Eastern Europe operating segment. The goodwill is only deductible for tax purposes for TeraThink.

During the year ended September 30, 2021, the Company finalized the fair value of assets acquired and liabilities assumed for TeraThink with no significant adjustments.

During the year ended September 30, 2021, the Company finalized the fair value of assets acquired and liabilities assumed for SCISYS and Meti with adjustments resulting mainly in an increase of business solutions acquired and a decrease of client relationships.

d)	Acquisition-related and integration costs

During the year ended September 30, 2021, the Company expensed $7,371,000, for acquisition-related and integration costs. This amount includes acquisition-related costs of $293,000, and integration costs of $7,078,000. The acquisition-related costs consist mainly of professional fees incurred for the acquisitions. The integration costs include terminations of employment of $1,008,000, accounted for in restructuring provisions, and other integration costs of $6,070,000.

During the year ended September 30, 2020, the Company expensed $76,794,000, for acquisition-related and integration costs. This amount included acquisition-related costs of $6,545,000, and integration costs of $70,249,000. The acquisition-related costs consisted mainly of professional fees incurred for the acquisitions. The integration costs included terminations of employment of $49,390,000, accounted for in restructuring provisions, and other integration costs of $20,859,000.

e)	Disposal

There was no significant disposal during the years ended September 30, 2021 and 2020.

Notes to the Consolidated Financial Statements

For the years ended September 30, 2021 and 2020

(tabular amounts only are in thousands of Canadian dollars, except per share data)

27.	Supplementary cash flow information

a) Net change in non-cash working capital items is as follows for the years ended September 30:

	2021	2020
	$	$

Accounts receivable	(42,336)	225,441

Work in progress	(12,354)	79,809

Prepaid expenses and other assets	(33,631)	21,342

Long-term financial assets	(10,241)	(12,081)

Accounts payable and accrued liabilities	60,822	(105,239)

Accrued compensation and employee-related liabilities	233,670	(19,061)

Deferred revenue	62,307	(48,264)

Income taxes	59,620	(56,627)

Provisions	(105,292)	76,671

Long-term liabilities	1,535	59,822

Derivative financial instruments	(249)	373

Retirement benefits obligations	1,013	(4,022)

	214,864	218,164

b) Non-cash operating and investing activities related to operations are as follows for the years ended September 30:

	2021	2020
	$	$
Operating activities

Accounts payable and accrued liabilities	18,707	4,788

Provisions	805	690

	19,512	5,478
Investing activities

Purchase of PP&E	(18,162)	(4,698)

Additions, disposals/retirements, change in estimates and lease modifications of right-of-use assets	(104,467)	(102,584)

Additions to intangible assets	(1,350)	(780)

	(123,979)	(108,062)

FISCAL 2021 RESULTS – 121

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2021 and 2020

(tabular amounts only are in thousands of Canadian dollars, except per share data)

27. Supplementary cash flow information (continued)

c) Changes arising from financing activities are as follows for the years ended September 30:

			2021			2020
	Long-term debt	Derivative financial instruments to hedge long-term debt	Lease liabilities	Long-term debt	Derivative financial instruments to hedge long-term debt	Lease liabilities
	$	$	$	$	$	$

Balance, beginning of year	3,587,095	32,234	876,370	2,331,207	(29,894)	—

Adoption of IFRS 16 (Note 3)	—	—	—	(30,339)	—	911,525

Opening balance	3,587,095	32,234	876,370	2,300,868	(29,894)	911,525

Cash used in financing activities excluding equity

Net change in unsecured committed revolving credit facility	—	—	—	(334,370)	—	—

Increase of long-term debt	1,885,262	—	—	1,807,167	—	—

Repayment of long-term debt and lease liabilities	(1,888,777)	—	(174,808)	(106,496)	—	(175,320)

Repayment of debt assumed in business acquisitions	—	—	—	(28,281)	—	—

Settlement of derivative financial instruments (Note 31)	—	(6,992)	—	—	(3,903)	—

Non-cash financing activities

Additions, disposals/retirements and change in estimates and lease modifications of right-of-use assets	—	—	102,281	—	—	102,584

Additions through business acquisitions (Note 26)	—	—	5,733	19,333	—	13,592

Changes in foreign currency exchange rates	(172,984)	(8,055)	(30,721)	(77,126)	66,031	31,766

Other	(8,940)	—	(1,915)	6,000	—	(7,777)
Balance, end of year	3,401,656	17,187	776,940	3,587,095	32,234	876,370

d) Interest paid and received and income taxes paid are classified within operating activities and are as follows for the years ended September 30:

	2021	2020
	$	$

Interest paid	131,646	131,433

Interest received	15,929	21,951

Income taxes paid	382,833	390,867

e) Cash and cash equivalents consisted of unrestricted cash as at September 30, 2021 and 2020.

Notes to the Consolidated Financial Statements

For the years ended September 30, 2021 and 2020

(tabular amounts only are in thousands of Canadian dollars, except per share data)

28.	Segmented information

The following tables present information on the Company’s operations based on its current management structure. Segment results are based on the location from which the services are delivered - the geographic delivery model (Note 12).

									Year ended September 30, 2021
	Western and Southern Europe	U.S. Commercial and State Government	Canada	U.S. Federal	U.K. and Australia	Central and Eastern Europe	Scandinavia	Finland, Poland and Baltics	Asia Pacific	Eliminations	Total
	$	$	$	$	$	$	$	$	$	$	$
Segment revenue	1,963,791	1,800,747	1,755,804	1,607,431	1,355,603	1,303,917	1,027,902	768,994	680,554	(137,950)	12,126,793
Segment earnings before acquisition-related and integration costs, net finance costs and income tax expense[1]	271,324	281,217	390,370	252,657	218,624	149,935	66,180	114,358	207,496	—	1,952,161

Acquisition-related and integration costs (Note 26d)											(7,371)

Net finance costs (Note 25)											(106,798)
Earnings before income taxes											1,837,992

[1]

Total amortization and depreciation of $508,071,000 included in the Western and Southern Europe, U.S. Commercial and State Government, Canada, U.S. Federal, U.K. and Australia, Central and Eastern Europe, Scandinavia, Finland, Poland and Baltics and Asia Pacific segments is $63,511,000, $71,037,000, $65,038,000, $49,636,000, $57,888,000, $70,076,000, $64,371,000, $39,275,000 and $27,239,000, respectively for the year ended September 30, 2021. Amortization includes impairments of $8,713,000 from business solutions and contract costs which are mainly included in Western and Southern Europe for $3,058,000 related to a business solution and in Finland, Poland and Baltics for $3,490,000 related to contract costs. These assets were no longer expected to generate future economic benefits.

									Year ended September 30, 2020
	Western and Southern Europe	U.S. Commercial and State Government	Canada	U.S. Federal	U.K. and Australia	Central and Eastern Europe	Scandinavia	Finland, Poland and Baltics	Asia Pacific	Eliminations	Total
	$	$	$	$	$	$	$	$	$	$	$
Segment revenue	1,911,477	1,863,467	1,686,269	1,712,244	1,358,469	1,212,196	1,104,121	777,152	674,946	(136,226)	12,164,115
Segment earnings before acquisition-related and integration costs, restructuring costs, net finance costs and income tax expense[1]	264,009	295,795	364,424	221,793	215,924	122,548	57,231	120,959	200,263	—	1,862,946
Acquisition-related and integration costs (Note 26d)											(76,794)

Restructuring costs											(155,411)

Net finance costs (Note 25)											(114,474)
Earnings before income taxes											1,516,267

[1]

Total amortization and depreciation of $558,675,000 included in the Western and Southern Europe, U.S. Commercial and State Government, Canada, U.S. Federal, U.K. and Australia, Central and Eastern Europe, Scandinavia, Finland, Poland and Baltics and Asia Pacific segments is $64,084,000, $89,150,000, $69,921,000, $47,443,000, $68,346,000, $84,592,000, $71,590,000, $39,055,000 and $24,494,000, respectively for the year ended September 30, 2020. Amortization includes impairments of $14,680,000 from business solutions and contract costs which are mainly included in U.S. Commercial and State Government for $3,396,000 of business solutions, Canada for $3,589,000 of business solutions and Finland, Poland and Baltics for $4,065,000 of contract costs and a business solution. These assets were no longer expected to generate future economic benefits.

The accounting policies of each operating segment are the same as those described in Note 3, Summary of significant accounting policies. Intersegment revenue is priced as if the revenue was from third parties.

FISCAL 2021 RESULTS – 123

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2021 and 2020

(tabular amounts only are in thousands of Canadian dollars, except per share data)

28.	Segmented information (continued)

GEOGRAPHIC INFORMATION

The following table provides external revenue information based on the client’s location which is different from the revenue presented under operating segments, due to the inter-segment revenue, for the years ended September 30:

	2021	2020
	$	$

Western and Southern Europe
France	1,721,622	1,672,355
Portugal	105,776	103,847
Others	128,925	138,503
	1,956,323	1,914,705

U.S.[1]	3,510,193	3,637,070

Canada	1,892,246	1,820,265

U.K. and Australia
U.K.	1,487,774	1,508,719
Australia	67,916	63,708
	1,555,690	1,572,427

Central and Eastern Europe
Germany	786,426	718,166
Netherlands	479,597	465,340
Others	76,211	68,537

	1,342,234	1,252,043

Scandinavia
Sweden	782,581	835,682
Others	290,680	322,711
	1,073,261	1,158,393

Finland, Poland and Baltics
Finland	754,412	766,732
Others	37,660	37,269
	792,072	804,001

Asia Pacific
Others	4,774	5,211
	4,774	5,211
	12,126,793	12,164,115

[1]

External revenue included in the U.S Commercial and State Government and U.S. Federal operating segments was $1,889,999,000 and $1,620,194,000, respectively in 2021 ($1,902,661,000 and $1,734,409,000, respectively in 2020).

Notes to the Consolidated Financial Statements

For the years ended September 30, 2021 and 2020

(tabular amounts only are in thousands of Canadian dollars, except per share data)

28.	Segmented information (continued)

GEOGRAPHIC INFORMATION (CONTINUED)

The following table provides information for PP&E, right-of-use assets, contract costs and intangible assets based on their location:

	As at September 30, 2021	As at September 30, 2020
	$	$

U.S.	488,262	487,698

Canada	388,408	412,469

U.K.	132,897	138,391

France	120,360	137,307

Sweden	140,409	162,506

Finland	89,451	93,948

Germany	105,998	107,809

Netherlands	45,082	64,551

Rest of the world	164,787	195,970
	1,675,654	1,800,649

INFORMATION ABOUT SERVICES

The following table provides revenue information based on services provided by the Company for the year ended September 30:

	2021	2020
	$	$
Business consulting, strategic IT consulting and systems integration	5,403,826	5,554,622
Managed IT and business process services	6,722,967	6,609,493
	12,126,793	12,164,115

MAJOR CLIENT INFORMATION

Contracts with the U.S. federal government and its various agencies, included within the U.S. Federal operating segment, accounted for $1,550,345,000 and 12.8% of revenues for the year ended September 30, 2021 ($1,675,326,000 and 13.8% for the year ended September 30, 2020).

FISCAL 2021 RESULTS – 125

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2021 and 2020

(tabular amounts only are in thousands of Canadian dollars, except per share data)

29.	Related party transactions

During the year ended September 30, 2021, the Company entered into a share conversion transaction with a related party as described in Note 19. As a result, the Company and related subsidiaries are controlled by the Founder and Executive Chairman of the Board.

a)	Transactions with subsidiaries and other related parties

Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation. The Company owns 100% of the equity interests of its principal subsidiaries.

The Company’s principal subsidiaries whose revenues, based on the geographic delivery model, represent more than 3% of the consolidated revenues are as follows:

Name of subsidiary	Country of incorporation

CGI Technologies and Solutions Inc.	United States

CGI France SAS	France

CGI Federal Inc.	United States

CGI IT UK Limited	United Kingdom

CGI Information Systems and Management Consultants Inc.	Canada

Conseillers en gestion et informatique CGI Inc.	Canada

CGI Deutschland B.V. & Co KG	Germany

CGI Sverige AB	Sweden

CGI Suomi OY	Finland

CGI Information Systems and Management Consultants Private Limited	India

CGI Nederland BV	Netherlands

b)	Compensation of key management personnel

Compensation of key management personnel, currently defined as the executive officers and the Board of Directors of the Company, was as follows for the year ended September 30:

	2021	2020
	$	$

Short-term employee benefits	30,325	14,462

Share-based payments	19,727	18,374

Notes to the Consolidated Financial Statements

For the years ended September 30, 2021 and 2020

(tabular amounts only are in thousands of Canadian dollars, except per share data)

30.	Commitments, contingencies and guarantees

a)	Commitments

As at September 30, 2021, the Company entered into long-term service agreements representing a total commitment of $279,823,000. Minimum payments under these agreements are due as follows:

$

Less than one year	148,663

Between one and three years	91,690

Between three and five years	38,981

Beyond five years	489

b)	Contingencies

From time to time, the Company is involved in legal proceedings, audits, litigation and claims which primarily relate to tax exposure, contractual disputes and employee claims arising in the ordinary course of its business. Certain of these matters seek damages in significant amounts and will ultimately be resolved when one or more future events occur or fail to occur. Although the outcome of such matters is not predictable with assurance, the Company has no reason to believe that the disposition of any such current matter could reasonably be expected to have a materially adverse impact on the Company’s financial position, results of operations or the ability to carry on any of its business activities. Claims for which there is a probable unfavourable outcome are recorded in provisions.

In addition, the Company is engaged to provide services under contracts with various government agencies. Some of these contracts are subject to extensive legal and regulatory requirements and, from time to time, government agencies investigate whether the Company’s operations are being conducted in accordance with these requirements. Generally, the governments agencies have the right to change the scope of, or terminate, these projects at its convenience. The termination or reduction in the scope of a major government contract or project could have a materially adverse effect on the results of operations and the financial condition of the Company.

c)	Guarantees

Sale of assets and business divestitures

In connection with the sale of assets and business divestitures, the Company may be required to pay counterparties for costs and losses incurred as the result of breaches in contractual obligations, representations and warranties, intellectual property right infringement and litigation against counterparties, among others. While some of the agreements specify a maximum potential exposure, others do not specify a maximum amount or a maturity date. It is not possible to reasonably estimate the maximum amount that may have to be paid under such guarantees. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. No amount has been accrued in the consolidated balance sheets relating to this type of indemnification as at September 30, 2021. The Company does not expect to incur any potential payment in connection with these guarantees that could have a materially adverse effect on its consolidated financial statements.

Other transactions

In the normal course of business, the Company may provide certain clients, principally governmental entities, with bid and performance bonds. In general, the Company would only be liable for the amount of the bid bonds if the Company refuses to perform the project once the bid is awarded. The Company would also be liable for the performance bonds in the event of default in the performance of its obligations. As at September 30, 2021, the Company had committed a total of $21,419,000 of these bonds. To the best of its knowledge, the Company is in compliance with its performance obligations under all service contracts for which there is a bid or performance bond, and the ultimate liability, if any, incurred in connection with these guarantees, would not have a materially adverse effect on the Company’s consolidated results of operations or financial condition.

Moreover, the Company has letters of credit for a total of $69,683,000 in addition to the letters of credit covered by the unsecured committed revolving credit facility (Note 14). These guarantees are required in some of the Company’s contracts with customers.

FISCAL 2021 RESULTS – 127

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2021 and 2020

(tabular amounts only are in thousands of Canadian dollars, except per share data)

31.	Financial instruments

FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Valuation techniques used to value financial instruments are as follows:

-

The fair value of Senior U.S. unsecured notes, the 2021 U.S. Senior Notes, the 2021 CAD Senior Notes, the unsecured committed revolving credit facility, the unsecured committed term loan credit facility and the other long-term debt is estimated by discounting expected cash flows at rates currently offered to the Company for debts of the same remaining maturities and conditions;

-

The fair value of long-term bonds included in funds held for clients and in long-term investments is determined by discounting the future cash flows using observable inputs, such as interest rate yield curves or credit spreads, or according to similar transactions on an arm’s-length basis;

-	The fair value of foreign currency forward contracts is determined using forward exchange rates at the end of the reporting period;

-

The fair value of cross-currency swaps and interest rate swaps is determined based on market data (primarily yield curves, exchange rates and interest rates) to calculate the present value of all estimated cash flows;

-	The fair value of cash and cash equivalents and short-term investments included in current financial assets is determined using observable quotes; and

-	The fair value of deferred compensation plan assets within long-term financial assets is based on observable price quotations and net assets values at the reporting date.

As at September 30, 2021, there were no changes in valuation techniques.

The following table presents the financial liabilities included in the long-term debt (Note 14) measured at amortized cost categorized using the fair value hierarchy.

		As at September 30, 2021		As at September 30, 2020
	Level	Carrying amount	Fair value	Carrying amount	Fair value
		$	$	$	$

Senior U.S. unsecured notes	Level 2	888,307	936,084	1,211,965	1,297,632

2021 U.S. Senior Notes	Level 2	1,253,226	1,255,055	—	—

2021 CAD Senior Notes	Level 2	595,331	585,506	—	—

Other long-term debt	Level 2	31,169	30,345	44,842	43,536
		2,768,033	2,806,990	1,256,807	1,341,168

For the remaining financial assets and liabilities measured at amortized cost, the carrying values approximate the fair values of the financial instruments given their short term maturity.

Notes to the Consolidated Financial Statements

For the years ended September 30, 2021 and 2020

(tabular amounts only are in thousands of Canadian dollars, except per share data)

31.	Financial instruments (continued)

FAIR VALUE MEASUREMENTS (CONTINUED)

The following table presents financial assets and liabilities measured at fair value categorized using the fair value hierarchy:

	Level	As at September 30, 2021	As at September 30, 2020
		$	$

Financial assets

FVTE
Cash and cash equivalents	Level 2	1,699,206	1,707,985
Deferred compensation plan assets (Note 11)	Level 1	81,633	73,156
		1,780,839	1,781,141

Derivative financial instruments designated as hedging instruments
Current derivative financial instruments included in current financial assets	Level 2

Cross-currency swaps		4,146	—
Foreign currency forward contracts		12,745	17,027
Interest rate swaps		1,043	—
Long-term derivative financial instruments (Note 11)	Level 2

Cross-currency swaps		24,347	25,362
Foreign currency forward contracts		9,231	8,636
Interest rate swaps		—	6,180
		51,512	57,205

FVOCI
Short-term investments included in current financial assets	Level 2	1,027	1,473
Long-term bonds included in funds held for clients (Note 5)	Level 2	136,629	148,470
Long-term investments (Note 11)	Level 2	19,354	22,612
		157,010	172,555

Financial liabilities

Derivative financial instruments designated as hedging instruments
Current derivative financial instruments	Level 2

Cross-currency swaps		5,762	5,320
Foreign currency forward contracts		735	3,008
Long-term derivative financial instruments	Level 2

Cross-currency swaps		39,918	52,275
Foreign currency forward contracts		1,866	4,347
		48,281	64,950

There have been no transfers between Level 1 and Level 2 for the years ended September 30, 2021 and 2020.

FISCAL 2021 RESULTS – 129

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2021 and 2020

(tabular amounts only are in thousands of Canadian dollars, except per share data)

31.	Financial instruments (continued)

MARKET RISK

Market risk incorporates a range of risks. Movements in risk factors, such as interest rate risk and currency risk, affect the fair values of financial assets and liabilities.

Interest rate risk

The Company has interest rate swaps whereby the Company receives a fixed rate of interest and pays interest at a variable rate of its Senior U.S. unsecured note. These swaps are being used to hedge the exposure to changes in the fair value of the debt. The following table summarizes the fair value of these swaps:

					As at September 30, 2021	As at September 30, 2020
Interest rate swaps	Notional amount	Receive Rate	Pay Rate	Maturity	Fair value	Fair value
					$	$
Fair value hedges of Senior U.S. unsecured note	U.S.$250,000	4.99%	LIBOR 1 month + 3.26%	December 2021	1,043	6,180

Senior U.S. unsecured note with a carrying value of $318,009,000, includes an accumulated amount of fair value hedge adjustments of $1,132,000 as at September 30, 2021.

In addition, the Company designates cross-currency interest rate swaps as cash flow hedges for changes in both interest rates and foreign exchange rates of foreign currency denominated long-term debt as described below.

The Company is also exposed to interest rate risk on its unsecured committed revolving credit facility carrying amount.

The Company analyzes its interest rate risk exposure on an ongoing basis using various scenarios to simulate refinancing or the renewal of existing positions. Based on these scenarios, a change in the interest rate of 1% would not have had a significant impact on net earnings.

Currency risk

The Company operates internationally and is exposed to risk from changes in foreign currency exchange rates. The Company mitigates this risk principally through foreign currency denominated debt and derivative financial instruments, which includes foreign currency forward contracts and cross-currency swaps.

The Company hedges a portion of the translation of the Company’s net investments in its U.S. operations into Canadian dollar, with Senior U.S. unsecured notes. As of September 30, 2021, the Senior U.S. unsecured notes of a carrying value of $1,742,324,000 and a nominal amount of $1,741,252,000 have been designated as hedging instruments to hedge portions of the Company’s net investments in its U.S. operations.

The Company also hedges a portion of the translation of the Company’s net investments in its European operations with cross-currency swaps.

Notes to the Consolidated Financial Statements

For the years ended September 30, 2021 and 2020

(tabular amounts only are in thousands of Canadian dollars, except per share data)

31.	Financial instruments (continued)

MARKET RISK (CONTINUED)

Currency risk (continued)

The following tables summarize the cross-currency swap agreements that the Company had entered into in order to manage its currency:

					As at September 30, 2021	As at September 30, 2020

Receive Notional	Receive Rate	Pay Notional	Pay rate	Maturity	Fair value	Fair value
					$	$
Hedges of net investments in European operations
$228,700	From 3.41% to 3.81%	€147,200	From 2.14% to 2.51%	From September 2022 to 2024	12,859	189

$136,274	From 3.57% to 3.63%	£75,842	From 2.67% to 2.80%	September 2024	9,814	8,977

$58,419	From 3.57% to 3.68%	Skr371,900	From 2.12% to 2.18%	September 2024	5,820	5,359
Hedges of net investments in European operations and cash flow hedges on unsecured committed term loan credit facility
U.S.$500,000	LIBOR 1 month + 1.00%	€443,381	From 1.13% to 1.17%	December 2023	(27,819)	(45,599)
Cash flow hedges of Senior U.S. unsecured notes
U.S.$315,000	From 3.74% to 4.06%	$423,393	From 3.41% to 3.81%	From September 2022 to 2024	(17,861)	(1,159)

Total					(17,187)	(32,233)

During the year ended September 30, 2021, the Company settled cross-currency swaps with a notional amount of $145,500,000 for a net amount of $6,992,000. The related amounts recognized in accumulated other comprehensive income will be transferred to earnings when the net investment is disposed of.

The Company enters into foreign currency forward contracts to hedge the variability in various foreign currency exchange rates on future revenues. Hedging relationships are designated and documented at inception and quarterly effectiveness assessments are performed during the year.

As at September 30, 2021, the Company held foreign currency forward contracts to hedge exposures to changes in foreign currency, which have the following notional, average contract rates and maturities:

		Average contract rates		As at September 30, 2021	As at September 30, 2020
Foreign currency forward contracts	Notional	Less than one year	More than one year	Fair value	Fair value
				$	$
USD/INR	U.S.$146,367	76.52	82.88	4,002	2,473
CAD/INR	$266,077	59.50	63.87	882	6,196
EUR/INR	€86,244	92.21	99.38	6,650	4,731
GBP/INR	£70,552	102.82	111.37	2,390	4,522
SEK/INR	Skr151,588	8.60	9.04	(10)	477
EUR/GBP	€31,955	0.89	0.89	1,033	(1,210)
EUR/MAD	€32,196	10.67	10.99	2,064	2,534
EUR/CZK	€17,704	26.63	26.81	758	(1,039)
EUR/SEK	€19,185	10.66	10.75	1,396	120
Others	$60,293			210	(496)
Total				19,375	18,308

FISCAL 2021 RESULTS – 131

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2021 and 2020

(tabular amounts only are in thousands of Canadian dollars, except per share data)

31.	Financial instruments (continued)

MARKET RISK (CONTINUED)

Currency risk (continued)

The following table details the Company’s sensitivity to a 10% strengthening of the Swedish krona, the U.S. dollar, the euro and the British pound foreign currency rates on net earnings and comprehensive income. The sensitivity analysis on net earnings presents the impact of foreign currency denominated financial instruments and adjusts their translation at period end for a 10% strengthening in foreign currency rates. The sensitivity analysis on other comprehensive income presents the impact of a 10% strengthening in foreign currency rates on the fair value of foreign currency forward contracts designated as cash flow hedges and on net investment hedges.

				2021				2020
	Swedish krona impact	U.S. dollar impact	euro impact	British pound impact	Swedish krona impact	U.S. dollar impact	euro impact	British pound impact
	$	$	$	$	$	$	$	$

Increase in net earnings	171	1,416	1,294	1,227	317	1,215	190	931
Decrease in other comprehensive (loss) income	(8,287)	(187,587)	(83,334)	(25,622)	(11,047)	(233,182)	(116,136)	(29,080)

LIQUIDITY RISK

Liquidity risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial assets. The Company’s activities are financed through a combination of the cash flows from operations, borrowing under existing unsecured committed revolving credit facility, the issuance of debt and the issuance of equity. One of management’s primary goals is to maintain an optimal level of liquidity through the active management of the assets and liabilities as well as the cash flows. The Company regularly monitors its cash forecasts to ensure it has sufficient flexibility under its available liquidity to meet its obligations.

Notes to the Consolidated Financial Statements

For the years ended September 30, 2021 and 2020

(tabular amounts only are in thousands of Canadian dollars, except per share data)

31.	Financial instruments (continued)

LIQUIDITY RISK (CONTINUED)

The following tables summarize the carrying amount and the contractual maturities of both the interest and principal portion of financial liabilities. All amounts contractually denominated in foreign currency are presented in Canadian dollar equivalent amounts using the period-end spot rate or floating rate.

As at September 30, 2021	Carrying amount	Contractual cash flows	Less than one year	Between one and three years	Between three and five years	Beyond five years
	$	$	$	$	$	$

Non-derivative financial liabilities

Accounts payable and accrued liabilities	891,374	891,374	891,374	—	—	—

Accrued compensation and employee-related liabilities	1,084,014	1,084,014	1,084,014	—	—	—

Senior U.S. unsecured notes	888,307	955,768	410,738	545,030	—	—

2021 U.S. Senior Notes	1,253,226	1,439,360	22,690	45,380	805,940	565,350

2021 CAD Senior Notes	595,331	688,269	12,669	25,200	25,200	625,200

Unsecured committed term loan credit facility	633,623	649,498	7,043	642,455	—	—

Lease liabilities	776,940	877,498	192,750	318,993	180,593	185,162

Other long-term debt	31,169	32,071	13,133	18,337	595	6

Clients’ funds obligations	591,101	591,101	591,101	—	—	—

Derivative financial liabilities

Cash flow hedges of future revenue	2,601

Outflow		163,162	55,039	103,373	4,750	—

(Inflow)		(171,282)	(55,756)	(110,294)	(5,232)	—

Cross-currency swaps	45,680

Outflow		1,128,791	91,667	1,037,124	—	—

(Inflow)		(1,088,240)	(85,776)	(1,002,464)	—	—

	6,793,366	7,241,384	3,230,686	1,623,134	1,011,846	1,375,718

As at September 30, 2020	Carrying amount	Contractual cash flows	Less than one year	Between one and three years	Between three and five years	Beyond five years
	$	$	$	$	$	$

Non-derivative financial liabilities

Accounts payable and accrued liabilities	814,119	814,119	814,119	—	—	—

Accrued compensation and employee-related liabilities	884,619	884,619	884,619	—	—	—

Senior U.S. and euro unsecured notes	1,211,965	1,325,791	321,089	519,605	485,097	—

Unsecured committed term loan credit facilities	2,330,288	2,400,927	35,869	1,696,940	668,118	—

Lease liabilities	876,370	1,002,493	207,617	325,964	229,871	239,041

Other long-term debt	44,842	45,221	38,240	5,387	1,587	7

Clients’ funds obligations	720,322	720,322	720,322	—	—	—

Derivative financial liabilities

Cash flow hedges of future revenue	6,694

Outflow		290,661	108,478	163,183	19,000	—

(Inflow)		(299,279)	(107,621)	(169,846)	(21,812)	—

Cross-currency swaps	57,595

Outflow		1,272,197	315,839	168,458	787,900	—

(Inflow)		(1,232,774)	(311,715)	(163,025)	(758,034)	—

Non deliverable forwards	661

Outflow		661	661	—	—	—
	6,947,475	7,224,958	3,027,517	2,546,666	1,411,727	239,048

FISCAL 2021 RESULTS – 133

CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Consolidated Financial Statements

For the years ended September 30, 2021 and 2020

(tabular amounts only are in thousands of Canadian dollars, except per share data)

31.	Financial instruments (continued)

LIQUIDITY RISK (CONTINUED)

As at September 30, 2021, the Company held cash and cash equivalents, funds held for clients, short-term investments and long-term investments of $2,312,741,000 ($2,457,248,000 as at September 30, 2020). The Company also had available $1,493,372,000 in unsecured committed revolving credit facility ($1,490,301,000 as at September 30, 2020). As at September 30, 2021, trade accounts receivable amounted to $938,417,000 (Note 4) ($904,887,000 as at September 30, 2020). Given the Company’s available liquid resources as compared to the timing of the payments of liabilities, management assesses the Company’s liquidity risk to be low.

CREDIT RISK

The Company takes on exposure to credit risk, which is the risk that a counterparty will be unable to pay amounts in full when due. Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents, accounts receivable, work in progress, long-term investments and derivative financial instruments with a positive fair value. The maximum exposure of credit risk is generally represented by the carrying amount of these items reported on the consolidated balance sheets.

The Company is exposed to credit risk in connection with long-term investments through the possible inability of borrowers to meet the terms of their obligations. The Company mitigates this risk by investing primarily in high credit quality corporate and government bonds with a credit rating of A- or higher. The application of the low credit exemption had no material impact on the Company’s consolidated financial statements.

The Company has accounts receivable derived from clients engaged in various industries including government; manufacturing, retail & distribution; financial services; communications & utilities; and health that are not concentrated in any specific geographic area. These specific industries may be affected by economic factors that may impact trade accounts receivable. However, management does not believe that the Company is subject to any significant credit risk in view of the Company’s large and diversified client base and that any single industry or geographic region represents a significant credit risk to the Company. Historically, the Company has not made any significant write-offs and had low bad debt ratios. The application of the simplified approach to measure expected credit losses for trade accounts receivable and work in progress had no material impact on the Company’s consolidated financial statements.

The following table sets forth details of the age of trade accounts receivable that are past due:

	2021	2020
	$	$

Not past due	818,520	775,975

Past due 1-30 days	47,702	44,278

Past due 31-60 days	21,582	29,948

Past due 61-90 days	7,402	6,407

Past due more than 90 days	46,939	53,546

	942,145	910,154

Allowance for doubtful accounts	(3,728)	(5,267)

	938,417	904,887

In addition, the exposure to credit risk of cash and cash equivalents and derivatives financial instruments is limited given that the Company deals mainly with a diverse group of high-grade financial institutions and that derivatives agreements are generally subject to master netting agreements, such as the International Swaps and Derivatives Association, which provide for net settlement of all outstanding contracts with the counterparty in case of an event of default.

Notes to the Consolidated Financial Statements

For the years ended September 30, 2021 and 2020

(tabular amounts only are in thousands of Canadian dollars, except per share data)

32.	Capital risk management

The Company is exposed to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth. The main objectives of the Company’s risk management process are to ensure that risks are properly identified and that the capital base is adequate in relation to these risks.

The Company manages its capital to ensure that there are adequate capital resources while maximizing the return to shareholders through the optimization of the debt and equity balance. As at September 30, 2021, total managed capital was $12,884,415,000 ($13,459,695,000 as at September 30, 2020). Managed capital consists of long-term debt, including the current portion (Note 14), lease liabilities, cash and cash equivalents, short-term investments, long-term investments (Note 11) and shareholders’ equity. The basis for the Company’s capital structure is dependent on the Company’s expected business growth and changes in the business environment. When capital needs have been specified, the Company’s management proposes capital transactions for the approval of the Company’s Audit and Risk Management Committee and Board of Directors. The capital risk policy remains unchanged from prior periods.

The Company monitors its capital by reviewing various financial metrics, including the following:

-	Net Debt/Capitalization

-	Debt/Adjusted EBITDA

Net debt, capitalization and adjusted EBITDA are additional measures. Net debt represents debt (including the current portion and the fair value of foreign currency derivative financial instruments related to debt) and lease liabilities less cash and cash equivalents, short-term investments and long-term investments. Capitalization is shareholders’ equity plus net debt. Adjusted EBITDA is calculated as earnings from continuing operations before finance costs, income taxes, depreciation, amortization, restructuring costs and acquisition-related and integration costs. The Company believes that the results of the current internal ratios are consistent with its capital management credit facility and unsecured committed revolving credit facilities. The ratios are as follows:

-

Leverage ratios, which are the ratio of total debt to adjusted EBITDA for its Senior U.S. unsecured notes and the ratio of total debt net of cash and cash equivalent investments to adjusted EBITDA for its unsecured committed revolving credit facility and unsecured committed term loan credit facility for the four most recent quarters[1].

-

An interest and rent coverage ratio, which is the ratio of the EBITDAR for the four most recent quarters to the total finance costs and the operating rentals in the same periods. EBITDAR is calculated as adjusted EBITDA before rent expense[1].

-

In the case of the Senior U.S. unsecured notes, a minimum net worth is required, whereby shareholders’ equity, excluding foreign exchange translation adjustments included in accumulated other comprehensive income, cannot be less than a specified threshold.

These ratios are calculated on a consolidated basis.

The Company is in compliance with these covenants and monitors them on an ongoing basis. The ratios are also reviewed quarterly by the Company’s Audit and Risk Management Committee. The Company is not subject to any other externally imposed capital requirements.

[1]	In the event of an acquisition, the available historical financial information of the acquired company will be used in the computation of the ratios.

FISCAL 2021 RESULTS – 135

Shareholder Information

Shareholder Information Listing

IPO: 1986

Toronto Stock Exchange, April 1992: GIB.A

New York Stock Exchange, October 1998: GIB

Number of shares outstanding as of September 30, 2021:

219,171,329 Class A subordinate voting shares

26,445,706 Class B shares

High/Low of share price from October 1, 2020

to September 30, 2021:

	TSX (CDN$)	NYSE (U.S.$)

High:	116.88	93.06

Low:	80.29	60.58

The certifications required by National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings whereby CGI’s Chief Executive Officer and Chief Financial Officer certify the accuracy of the information contained in CGI’s Annual Information Form, Annual Audited Consolidated Financial Statements, and Annual Management’s Discussion and Analysis are available on the Canadian Securities Administrators’ website at www.sedar.com. Similar certifications required by Rule 13a-14(a) of the Securities Exchange Act of 1934 and Section 302 of the Sarbanes-Oxley Act of 2002 are attached as exhibits to our Form 40-F, which is available on EDGAR at www.sec.gov. The certification required by Section 303A.12(c) of the NYSE Listed Company Manual is also filed annually with the New York Stock Exchange. CGI’s corporate governance practices conform to those followed by U.S. domestic companies under New York Stock Exchange listing standards. A summary of these practices is provided in the report of the Corporate Governance Committee contained in CGI’s Management Proxy Circular, which is available on the Canadian Securities Administrators’ website at www.sedar.com, on EDGAR at www.sec.gov and on CGI’s website at www.cgi.com.

Auditors

PricewaterhouseCoopers LLP

Transfer Agent and Registrar

Computershare Investor Services Inc.

100 University Avenue, 8th floor

Toronto, Ontario M5J 2Y1

Telephone: 1 800 564-6253

www.investorcentre.com/service

Investor Relations

For further information about the Company, additional copies of this report, or other financial information, please contact:

CGI Inc.

Investor Relations

Email: ir@cgi.com

Web: cgi.com/investors

1350 René-Lévesque Blvd West,

15th floor

Montréal, Quebec H3G 1T4

Canada

Tel.: 514-841-3200

Annual General Meeting of Shareholders

The Annual General Meeting of Shareholders will be held virtually on February 2, 2022 at 11:00 a.m. (Eastern Standard Time) via live webcast at https://www.icastpro.ca/xp8zto (Password: CGI2021). This year, shareholders will not be able to attend the Meeting in person, but will have the opportunity to participate in real time and vote at the Meeting online in the manner set forth in CGI’s Management Proxy Circular, through a web-based platform, regardless of their geographic location.

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